================================================================================

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON _________, 1998
                                            COMMISSION FILE NO. _______

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
                                _______________
                                    FORM S-2
                                  REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                              ---------------------
                        IMAGING DIAGNOSTIC SYSTEMS, INC.
             (Exact Name of Registrant As Specified In Its Charter)

     Florida                         3845                     22-2671269
     -------                         ----                     ----------
(State of Incorporation) (Primary Standard Industrial (IRS Employer I.D. Number)
                          Classification Code Number)

                               6531 NW 18TH COURT
                            PLANTATION, FLORIDA 33313
                                (954) 581-9800
                       -----------------------------------
         (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                           Linda B. Grable, President
                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                               6531 NW 18TH COURT
                            PLANTATION, FLORIDA 33313
                                (954) 581-9800
                                --------------
            (Name, address and telephone number of Agent for Service)

                  Please send a copy of all communications to:

                           Rebecca J. Del Medico, Esq.
                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                               6531 NW 18TH COURT
                            PLANTATION, FLORIDA 33313
                                (954) 581-9800


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time, at the discretion of the selling shareholders after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]

If the registrant elects to deliver its latest annual report to Security Holders or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.[X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
TITLE OF SECURITIES BEING REGISTERED      AMOUNT TO BE    PROPOSED MAXIMUM     PROPOSED MAXIMUM     AMOUNT OF
                                          REGISTERED      OFFERING PRICE PER   AGGREGATE OFFERING   REGISTRATION FEE
                                                          SHARE (1)            PRICE(1)
---------------------------------------------------------------------------------------------------------------------
COMMON STOCK, NO PAR VALUE                  1,971,375            $.44             $  867,405           $  262.85
---------------------------------------------------------------------------------------------------------------------

COMMON STOCK, NO PAR , ISSUABLE UPON        7,200,000            $.44             $3,168,800           $  960.00
CONVERSION OF THE SERIES H PREFERRED
STOCK (2) (3) (4)
---------------------------------------------------------------------------------------------------------------------
COMMON STOCK, NO PAR VALUE, ISSUABLE          125,000            $.44              $  55,000           $   16.66
UPON EXERCISE OF WARRANTS
---------------------------------------------------------------------------------------------------------------------
                       TOTAL (5)            9,296,375            $.44             $4,090,405           $1,239.51
---------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, on the basis of the average high and low sales prices of the Registrant's Common Stock on the NASDAQ Electronic Bulletin Board on July 28,1998 1998.
(2) Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, this Registration Statement also covers such indeterminable additional shares of Common Stock as may be issuable, pursuant to the terms of the Company's Series H Convertible Preferred Stock, upon conversion.
(4) Amount being registered is 200% of the number of shares that would be required to be issued if the Preferred Stock were converted on the day before the filing of the Registration Statement
(5) All of the shares of common stock registered herein will be sold by the Selling Security Holders.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                              CROSS REFERENCE SHEET


FORM S-2 ITEM NUMBERS AND CAPTION                                      HEADING IN PROSPECTUS
---------------------------------                                      ---------------------

1.       FOREPART OF THE REGISTRATION STATEMENT AND
           OUTSIDE FRONT COVER OF PROSPECTUS....................................OUTSIDE FRONT COVER PAGE

2.       INSIDE FRONT AND OUTSIDE BACK COVER PAGES OF
           PROSPECTUS...........................................................INSIDE FRONT AND OUTSIDE BACK
                                                                                COVER PAGES OF PROSPECTUS

3.       SUMMARY INFORMATION AND RISK FACTORS...................................PROSPECTUS SUMMARY; RISK FACTORS

4.       USE OF PROCEEDS........................................................NOT APPLICABLE

5.       DETERMINATION OF OFFERING PRICE........................................DETERMINATION OF OFFERING PRICE

6.       DILUTION...............................................................NOT APPLICABLE

7.       SELLING SECURITY HOLDERS...............................................SELLING SECURITY HOLDERS

8.       PLAN OF DISTRIBUTION...................................................FRONT COVER PAGE; PLAN OF
                                                                                DISTRIBUTION

9.       DESCRIPTION OF SECURITIES TO BE REGISTERED.............................DIVIDEND POLICY, DESCRIPTION OF
                                                                                CAPITAL STOCK

10.      INTEREST OF NAMED EXPERTS AND COUNSEL..................................LEGAL MATTERS AND FINANCIAL
                                                                                STATEMENTS

11.      INFORMATION WITH RESPECT TO THE REGISTRANT.............................DOCUMENTS INCORPORATED BY REFERENCE,
                                                                                RISK FACTORS, PROSPECTUS SUMMARY,
                                                                                MATERIAL CHANGES

12.      INCORPORATION OF CERTAIN INFORMATION BY REFERENCE......................DOCUMENTS INCORPORATED BY REFERENCE

13       DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
           SECURITIES ACT LIABILITIES...........................................INDEMNIFICATION OF OFFICERS AND
                                                                                DIRECTORS

14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION............................PART II

15.      INDEMNIFICATION OF DIRECTORS AND OFFICERS..............................PART II

16.      EXHIBITS...............................................................PART II

17.      UNDERTAKINGS...........................................................PART II

18.      FINANCIAL STATEMENTS AND SCHEDULES.....................................DOCUMENTS INCORPORATED
                                                                                BY REFERENCE

                                       3

SUBJECT TO COMPLETION, DATED ____________, 1998.


                                   PROSPECTUS
                                9,296,375 SHARES
                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                                  COMMON STOCK

This prospectus ("Prospectus") relates to an aggregate of 9,296,375 shares (the "Shares") of common stock, no par value (the "Common Stock"), of Imaging Diagnostic Systems, Inc., a Florida corporation (the "Company"). Of the 9,296,375 shares of common stock, no par value (the "Common Stock"), offered hereby, all are being sold by the Selling Security Holders. See "Selling Security Holders". The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Security Holders.

The Common Stock is traded on the OTC Bulletin Board under the symbol "IMDS". On July 28,1998, the closing bid and asked price of the Common Stock as reported on the OTC Bulletin Board was $.38 and $.49, respectively.

The Shares are held or will be acquired by certain persons ("Selling Security Holders") named in this Prospectus.. The Shares covered hereby include (i) 7,200,000 shares of Common Stock (200% of the number of shares that would be required to be issued if the Series H Preferred Stock and Convertible Debentures were converted on the day before the filing of the Registration Statement of which this Prospectus is a part (the "Registration Statement") (ii) 1,971,375 Shares of Common Stock that were issued upon conversion of previously-issued shares of Series F Convertible Preferred Stock (the "Series F Preferred") and
(iii) 125,000 Shares of Common Stock which may be issued in connection with the exercise of the Warrants. See "Risk Factors" and "Selling Security Holders".

The Common Stock, Preferred Shares and Warrants, including the underlying common stock were acquired or will be acquired by the Selling Security Holders in various transactions, all of which were or will be exempt from the registration provisions of the Securities Act of 1933, as amended (the "1933 Act"), including sales by the Company in private placements and Regulation S transactions, the exercise of warrants by certain of the Selling Security Holders and the conversion of convertible Preferred Stock held by certain of the Selling Security Holders.

The Selling Security Holders may, from time to time, sell the Shares on the OTC Bulletin Board, or on any other national securities exchange or automated quotation system on which the Common Stock may be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The Shares may be sold directly or through brokers, or dealers. See "Plan of Distribution."

The Company will receive no part of the proceeds of any sales made by the Selling Security Holders hereunder. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the Selling Security Holders will be borne by the Selling Security Holders. See "Selling Security Holders."

The Selling Security Holders and any broker-dealers participating in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the 1933 Act, and any commissions or discounts paid or given to any such broker-dealer may be regarded as underwriting commissions or discounts under the 1933 Act.

The Shares have not been registered for sale by the Company or by the Selling Security Holders under the securities laws of any state as of the date of this Prospectus. Brokers or dealers effecting transactions in the Shares should confirm the registration thereof under the securities laws of the States in which transactions occur or the existence of any exemption from registration.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                               6531 NW 18TH COURT
                            PLANTATION, FLORIDA 33313
                                 (954) 581-9800


THE DATE OF THIS PROSPECTUS IS _______, 1998
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

The Shares are being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"). See "Selling Security Holders," "Plan of Distribution" and "Description of Capital Stock".

The Company will not be responsible for the payment of any underwriting discounts, commissions or expenses that may be payable or applicable in connection with the sale of such Shares by the Selling Security Holders. The Shares offered hereby will be sold from time to time at the then prevailing market prices, at prices relating to prevailing market prices or at negotiated prices.

This Prospectus may be used by the Selling Security Holders, or any broker-dealer who may participate in sales of the Common Stock covered hereby.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                              AVAILABLE INFORMATION

The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus, which is Part I of the Registration Statement, constitutes a part of the Registration Statement and does not contain all of the information set forth therein. Any statements contained herein concerning the provisions of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. A copy of the Registration Statement, with exhibits, may be obtained from the Commission's office in Washington, DC (at the above address) upon payment of the fees prescribed by the rules and regulations of the Commission, or examined there without charge.

The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, NW, Washington, DC 20549. Copies of this material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, NW. Washington, DC 20549. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission, such as the Company. The address of such site is http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company incorporates by reference herein the following documents filed with the Commission pursuant to the Exchange Act:

         1. The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997;

         2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1997, December 31,1997 and March 31, 1998.

         3.       The Company's Proxy Statement filed August 19, 1997

This Prospectus is accompanied by a copy of the Company's latest Form 10-KSB and Form 10-QSB. The Company will provide upon request, without charge, to each person to whom a prospectus is delivered a copy of the additional documents listed above, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be made to: General Counsel, Imaging Diagnostic Systems, Inc., 6531 NW 18th Court, Plantation, Florida 33313. Telephone number (954) 581-9800.


ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN MODIFIES OR SUPERSEDES SUCH STATEMENT. ANY SUCH STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS PROSPECTUS.

THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF THE COMPANY. THESE FORWARD LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. NO ASSURANCE CAN BE GIVEN THAT ANY OF SUCH MATTERS WILL BE REALIZED. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES: (1) COMPETITIVE PRESSURE IN THE COMPANY'S INDUSTRY INCREASES SIGNIFICANTLY; (2) DELAYS, COSTS OR DIFFICULTIES RELATED TO OBTAINING THE APPROVAL OF THE FOOD AND DRUG ADMINISTRATION ("FDA") FOR THE SALE AND MARKETING OF THE COMPANIES COMPUTED TOMOGRAPHY LASER MAMMOGRAPHY (CTLM(TM)) DEVICE ARE GREATER THAN EXPECTED; (3) MARKET ACCEPTANCE OF THE CTLM(TM); AND (4) GENERAL ECONOMIC CONDITIONS ARE LESS FAVORABLE THAN EXPECTED. FURTHER INFORMATION ON OTHER FACTORS WHICH COULD AFFECT THE FINANCIAL CONDITION OF THE COMPANY IS INCLUDED IN THE SECTION HEREIN ENTITLED "RISK FACTORS".


                               PROSPECTUS SUMMARY

The following is a summary of certain information contained elsewhere in this Prospectus or in the documents incorporated herein by reference. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained elsewhere in this Prospectus and in the documents incorporated by reference herein.

                                   THE COMPANY

Imaging Diagnostic Systems, Inc. (the "Company") is a medical technology company that has developed a Computed Tomography Laser Mammography ("CTLM"(TM)") device for detecting breast cancer through the skin in a non-invasive and objective procedure. The CTLM(TM) employs a high-speed pico-second pulsed titanium sapphire laser and proprietary scanning geometry and reconstruction algorithms to detect and analyze masses in the breast for indicia of malignancy or benignancy. Based upon the known optical properties of benign and malignant tissues (whether and to what extent light is impeded as it passes through the tissue and the measurement of the impedance), the CTLM device is designed to provide both the physician and patient with immediate, on-site, objective interpretation and determination of further clinical work-up. Accordingly, the Company believes that the CTLM(TM)will improve early diagnosis, reduce diagnostic uncertainty, and decrease the number of biopsies performed on benign lesions.

The CTLM(TM) device will require Food and Drug Administration ("FDA") approval prior to commercial distribution in the United States. The Company plans to file, within the next several months, a Pre-Market Approval Application (PMA) with the FDA to obtain marketing clearance. In order to collect the clinical data for the PMA, the Company was granted, in June 1998, its second investigational device exemption ("IDE") to conduct a Phase I clinical trial. An IDE allows a company to conduct human clinical trials without filing an application for marketing clearance. The Company is authorized to scan 20 patients at the Company's in house facilities In Plantation, Florida and an additional 3 clinical sites. See "Risk Factors-Government Regulation".

In 1997, the Company received its first IDE, which authorized it to scan 50 patients at the Strax Breast Diagnostic Center in Lauderhill, Florida and an additional 20 patients at its in-house facility. The CTLM(TM) device was installed at Strax and patients were scanned. Prior to the completion of the 1997 IDE, the Company was advised that greatly improved laser technology would soon become available to the Company. The IDE at Strax and the Company was halted pending the receipt of the new laser. In November 1997 the CTLM(TM) was removed from Strax and, subsequently, the Company withdrew the first IDE.

The CTLM(TM) device was developed to provide physicians and patients with immediate information concerning the probability that an identified lesion is malignant or benign. A breast exam utilizing the CTLM(TM) device is non-invasive and can be performed by a medical technician in less than 15 minutes. A patient lies face down on the scanning table with a breast hanging pendulously in the scanning chamber. Once the entire breast is scanned the other breast is placed in the chamber for scanning. Each scan takes approximately 3-4 minutes. The procedure is designed to provide the physician and patient with objective, on-site, immediate diagnostic decisions, including whether or not to proceed to surgical biopsy. Further, the device is designed to archive and compare scans and provide the patient with a computer disc (CD) of her scan.

                                  RISK FACTORS

LIMITED OPERATING HISTORY; CONTINUING OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY.

The Company has a limited history of operations. Since its inception in December 1993, the Company has engaged principally in the development of the CTLM(TM). The Company currently has no source of operating revenue and has incurred net operating losses since its inception. At March 31, 1998, the Company has incurred net losses of approximately $19,904,407. Such losses have resulted principally from costs associated with the Company's operations. The Company expects operating losses will increase for at least the next several years as total costs and expenses continue to increase due principally to the anticipated commercialization of the CTLM(TM), development of, and clinical trials for, the CTLM (TM)and other research and development activities. The Company's ability to achieve profitability will depend in part on its ability to obtain regulatory approvals for its CTLM(TM), develop the capacity to manufacture and market the CTLM(TM), either by itself or in collaboration with others and market acceptance of the CTLM(TM). There can be no assurance if and when the Company will receive regulatory approvals for the development and commercial manufacturing and marketing of the CTLM(TM) or achieve profitability.

GOVERNMENT REGULATION.

Many aspects of the medical industry in the United States, including the Company's business, are subject to extensive federal and state government regulation. Although the Company believes that its operations comply with applicable regulations, there can be no assurance that subsequent adoption of laws or interpretations of existing laws will not regulate, restrict, or otherwise adversely affect the Company's business.

The manufacture and sale of medical devices, including the CTLM(TM), are subject to extensive regulation by numerous governmental authorities in the United States, principally the FDA and corresponding state agencies, and in other countries. In the United States, the CTLM (TM) is regulated as a medical device and is subject to the FDA's pre-market clearance or approval requirements. Securing FDA clearances and approvals may require the submission of extensive clinical data and supporting information. The Company cannot file its PMA application for the CTLM(TM) until its clinical trials are completed. There can be no assurance, however, that the clinical trials will be successfully completed, or if completed, will provide sufficient data to support a PMA application for the CTLM(TM). Nor can there be any assurance that the FDA will not require the Company to conduct additional clinical trials for the CTLM(TM). The process for obtaining FDA and other required regulatory approvals is lengthy, expensive and uncertain and can require as long as one to several years from the date of FDA submission, if pre-market approval is obtained at all.

Sales of medical devices outside the United States may be subject to international regulatory requirements that vary from country to country. The time required to gain approval for sale internationally may be longer or shorter than that required for FDA approval and the requirements may differ. In Europe, the Company will be required to obtain the certifications necessary to enable the CE mark to be affixed to the Company's products by mid-1998 in order to conduct sales in member countries of the European Union. The Company has not obtained such certificates and there can be no assurance it will be able to do so in a timely manner, or at all. Regulatory approvals, if granted, may include significant limitations on the indicated uses for which the CTLM (TM) may be marketed. In addition, to obtain such approvals, the FDA and certain foreign regulatory authorities may impose numerous other requirements with which other medical device manufacturers must comply. FDA enforcement policy strictly prohibits the marketing of approved medical devices for unapproved uses. Product approvals could be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing. The third-party manufacturers upon which the Company will depend to manufacture its products(GMPs) are required to adhere to applicable FDA regulations regarding GMPs and similar regulations in other countries, which include testing, control and documentation requirements. Ongoing compliance with GMP regulations and other applicable regulatory requirements will be monitored by periodic inspections by the FDA and by comparable agencies in other countries. Failure to comply with applicable regulatory requirements, including marketing and promoting products for unapproved use, could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant pre-market clearance or approval for devices, withdrawal of approvals and criminal prosecution. Changes in existing regulations or adoption of new government regulations or polices could prevent or delay regulatory approval of the CTLM(TM).. Certain material changes to medical devices also are subject to FDA review and clearance or approval.

There can be no assurance that the Company will be able to obtain FDA approval of a PMA application for the CTLM(TM) on a timely basis, or at all, and delays in receipt of or failure to obtain such approvals or clearances, the loss of previously obtained approvals, or failure to comply with existing or future regulatory requirements would have material adverse effect on the Company's business, financial condition and results of operations.

PRODUCT DEVELOPMENT.

The Company's proposed products and future product development efforts are at an early stage. Accordingly, there can be no assurance that any of the Company's proposed products will be found to be safe and effective, can be developed into commercially viable products, can be manufactured on a large scale or will be economical to market, or will achieve or sustain market acceptance. There is, therefore, a risk that the Company's product development efforts will not prove to be successful.

DEPENDENCE UPON UNITED STATES PRE-MARKET APPROVAL.

Under the provisions of the Federal Food and Cosmetic Act ("the FDC Act"), the Company must obtain pre-market approval from the FDA prior to commercial use of the CTLM(TM)in the United States. There can be no assurance if or when the Company will receive any such clearances or approvals. Obtaining FDA pre-market approval may impose costly requirements on the Company and may delay for a considerable period of time, or prevent, the commercialization of the CTLM(TM).

DEPENDENCE ON MARKET ACCEPTANCE.

There can be no assurance that physicians or the medical community in general will accept and utilize the CTLM(TM) device. The extent that, and rate of which, the CTLM(TM) achieves market acceptance and penetration will depend on many variables including, but not limited to, the establishment and demonstration in the medical community of the clinical safety, efficacy and cost-effectiveness of the CTLM(TM), the advantage of the CTLM(TM) over existing technology and cancer detection methods, third-party reimbursements practices and the Company's manufacturing, quality control, marketing and sales efforts. Failure of the Company's products to gain market acceptance would have a material adverse effect on the Company's business, financial condition, and results of operations.

LIMITED MARKETING AND SALES CAPABILITY.

In order to market any products it may develop, the Company will have to develop a marketing and sales force with technical expertise and distribution capability. There can be no assurance that the Company will be able to establish sales and distribution capabilities or that the Company will be successful in gaining market acceptance for any products it may develop. The Company has already entered into contract for the distribution of the CTLM(TM) in the United Kingdom, Ireland, Italy, France, South Korea, the Pacific Rim including China, Switzerland, Moscow, Germany, Austria, the Republic of Turkey and Ecuador with strategic marketing partners who have established marketing capabilities and will continue to develop its distribution network for overseas. There can be no assurance that the Company will be able to further develop this distribution network. on acceptable terms, if at all or that any of the Company's proposed marketing schedules or plans can or will be met. To the extent that the Company arranges with third parties to market its products, the success of such products may depend on the efforts of such third parties

LIMITATION ON THIRD-PARTY REIMBURSEMENT; HEALTH CARE REFORM.

In the United States, suppliers of health care products and services are greatly affected by Medicare, Medicaid, and other government insurance programs, as well as by private insurance reimbursement programs. Third-party payors (Medicare, Medicaid, private health insurance companies and other organizations) may affect the pricing or relative attractiveness of the Company's products by regulating the level of reimbursement provided by such payors to the physicians and clinics utilizing the CTLM(TM) or by refusing reimbursement. If examinations utilizing the Company's products were not reimbursed under these programs, the Company's ability to sell its products may be materially and adversely affected. There can be no assurance that third-party payors will provide reimbursement for use of the Company's products. Several states and the U.S. government are investigating a variety of alternatives to reform the health care delivery system and further reduce and control health care spending on health care items and services, limit coverage for new technology and limit or control the price health care providers and drug and device manufacturers may charge for their services and products, respectively. If adopted and implemented, such reforms could have material adverse effect on the Company's business, financial condition, and results of operations. In international markets, reimbursement by private third-party medical insurance providers, including governmental insurers and independent providers varies from country to country. In certain countries, the Company's ability to achieve significant market penetration may depend upon the availability of third-party governmental reimbursement. Revenues and profitability of medical device companies may be affected by the continuing efforts of governmental and third party payors to contain or reduce the cost of health care through various means.

CAPITAL NEEDS AND NEED FOR ADDITIONAL AUTHORIZED COMMON STOCK.

The Company will require substantial additional funds for its research and development programs, pre-clinical and clinical testing, operating expenses, regulatory processes and manufacturing and marketing programs. The Company's capital requirements will depend on numerous factors, including the progress of its research and development programs, results of pre-clinical and clinical testing, the time and cost invoked in obtaining regulatory approvals, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments and changes in the Company's existing research, licensing and other relationships and the terms of any new collaborative, licensing and other arrangements that the Company may establish. Moreover, the Company's fixed commitments, including salaries and fee for current employees and consultants, and other contractual agreements and are likely to increase as additional agreements are entered into and additional personnel are retained. The Company has a firm commitment for a $15 Million, three year Equity Line of Credit whereby the Company, as it deems necessary, may raise capital through the sale of its common stock to a consortium of prominent European banking institutions. The Shares will be purchased by the consortium at a discount from the Market Price of the Company's Common Stock. Although no assurances can be made, the Company anticipates that it will need approximately $8,000,000 over the next two year period to complete all necessary stages in order to enable it to market the CTLM(TM) in the United States and foreign countries. If the need should arise for capital in excess of the Equity Line of Credit the Company may seek such additional funding through public or private financing or collaborative, licensing and other arrangements with corporate partners. If the

Company utilizes the Equity Line of Credit or additional funds are raised by issuing equity securities, especially Convertible Preferred Stock, dilution to existing Shareholders will result and future investors may be granted rights superior to those of existing Shareholders. There can be no assurance, however, that additional financing will be available when needed, or if available, will be available on acceptable terms. Insufficient funds may prevent the Company from implementing its business strategy or may require the Company to delay, scale back, or eliminate certain of its research and product development programs or to license to third parties rights to commercialize products or technologies that the Company would otherwise seek to develop itself.

At present, due to the decline in the price of its common stock, the Company does not have available enough authorized common stock to convert its outstanding Preferred Stock should the Preferred Holders wish to convert. The conversion rate of the Preferred stock ranges from 82% to 75% of the average market price over a five-day period prior to conversion. The Company anticipates that it will need to increase its authorized common stock from 48,000,000 shares to 100,000,000 common shares in order to meet conversion demands, enhance the ability of the Company to attract and retain qualified employees, consultants, officers and directors by creating stock incentives and rewards for their contributions to the success of the Company and for issuance in connection with any future financing activities or corporate acquisition using the Company's Common Stock. In the event that the Company is not able to increase the authorized common stock and the Preferred Holders elect to convert the Preferred Stock, the Company will be in breach of it contractual obligations to such Holders and may be subject to litigation and the payment of damages and penalties. See "Description of Securities".

DEPENDENCE ON QUALIFIED PERSONNEL.

Due to the specialized scientific nature of the Company's business, the Company is highly dependent upon its ability to attract and retain qualified scientific, technical and managerial personnel. Therefore the Company has entered into employment agreements with certain of its executive officers and key employees. The loss of the services of existing personnel as well as the failure to recruit key scientific, technical and managerial personnel in a timely manner would be detrimental to the Company's research and development programs and to its business. The Company's anticipated growth and expansion into areas and activities requiring additional expertise, such as marketing, will require the additional of new management personnel. Competition for qualified personnel is intense and there can be no assurance that the Company will be able to continue to attract and retain qualified personnel necessary for the development of its business.

COMPETITION.

The market in which the Company intends to participate is highly competitive. Many of the companies in the cancer diagnostic and screening markets have substantially greater technological, financial, research and development, manufacturing, human and marketing resources and experience than the Company. Such companies may succeed in developing products that are more effective or less costly than the Company's products or such companies may be successful in manufacturing and marketing their products than the Company. Physicians using imaging equipment such as x-ray mammography equipment, ultrasound or high frequency ultrasound systems, Magnetic Resonance Imaging (MRI) systems, and thermography, diaphonography and transilluminational devices may not use the Company's products. Currently mammography is employed widely and the Company's ability to demonstrate the Company's ability to sell the CTLM(TM) to medical facilities will, in part, be dependent on the Company's ability to demonstrate the clinical utility of the CTLM(TM) as an adjunct to mammography and physical examination and its advantages over other available diagnostic tests. The competition for developing a commercial device utilizing computed TOMOGRAPHY techniques and laser technology is difficult to ascertain given the proprietary nature of the technology. There are a significant number of academic institutions involved in various areas of research involving "optical medical imaging" which is a shorthand description of the technology the Company's CTLM(TM) utilizes. The most prestigious of these institutions includes the University of Pennsylvania, The City College of New York, and University College London. Two of these institutions have granted licenses on certain patented technologies to two companies: University of Pennsylvania - Non-Invasive Technologies; City College of New York - MediScience, Inc.

TECHNICAL OBSOLESCENCE.

Methods for the detection of cancer are subject to rapid technological innovation and there can be no assurance that technical changes will not render the Company's proposed products obsolete. Although the Company believes that The CTLM(TM) can be upgraded to maintain its state-of-the-art character, the development of new technologies or refinements of existing ones might make the Company's existing system technologically or economically obsolete, or cause a reduction in the value of, or reduce the need for, the Company's CTLM(TM). There can be no assurance that the development of new types of diagnostic medical equipment or technology will not have a material adverse effect on the Company's business, financial condition, and results of operations. Although the Company is aware of no substantial technological changes pending, should such change occur, there can be no assurance that the Company will be able to acquire the new or improved systems which may be required to update the CTLM(TM).

RELIANCE ON INTERNATIONAL SALES.

The Company intends to commence international sales of the CTLM(TM) in Europe and Asia prior to commencing commercial sales in the United States, where sales cannot occur unless and until the Company receives pre-market approval from the FDA. Thus, until the Company receives pre-market approval from the FDA to market the CTLM(TM)in the United States, as to which there can be no assurance, the Company revenues, if any, will be derived from sales to international distributors. A significant portion of the Company's revenues, therefore, may be subject to the risks associated with international sales, including economical and political instability, shipping delays, fluctuation of foreign currency exchange rates, foreign regulatory requirements and various trade restrictions, all of which could have a significant impact on the Company's ability to deliver products on a timely basis. Future imposition of, or significant increases in the level of customs duties, export quotas or other trade restrictions could have a material adverse effect on the Company's business, financial condition and results of operations. The regulation of medical devices, particularly in Europe, continue to develop and there can be no assurance that new laws or regulations will not have an adverse effect on the Company.

PRODUCT LIABILITY.

The Company's business exposes it to potential product liability risks, which are inherent in the testing, manufacturing, marketing, and sale of cancer detection products. Significant litigation, not involving the Company, has occurred in the past based on the allegations of false negative diagnoses of cancer. While the CTLM(TM) is being developed as a adjunct to other diagnostic techniques, there can be no assurance that the Company will not be subjected to future claims and potential liability.

LACK OF FEASIBILITY STUDY
The Company has not performed any market or feasibility study to assess the interest, demand, or need for the CTLM(TM). There can be no assurance that any such study would support Management's belief that sufficient demand will exist.

DIVIDENDS

The Company has not paid a dividend on its Common Stock and does not intend to pay dividends in the foreseeable future.


                   INFORMATION WITH RESPECT TO THE REGISTRANT

The information required to be disclosed herein is hereby incorporated by reference. See "Documents Incorporated by Reference", "Prospectus Summary", "Risk Factors" and "Material Changes"

                                MATERIAL CHANGES;

PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of Common Stock of the Company as of July 10, 1998, as to (a) each person known to the Company who beneficially owns more than 5% of the outstanding shares of its Common Stock;
(b) each current director executive officer; and (c) all executive officers and directors of the Company as a group. calculated as required by the Act.

The actual number of shares of Common stock held by Richard Grable and Linda Grable, without giving effect to options, are 7,750,040 and 3,445,800 share respectively. Both Richard Grable and Linda Grable specifically disclaims any beneficial interest in each others shares.

Name and Address                            Number of Shares Owned              % of Outstanding
of Beneficial Owner                         Beneficially (1)(2)                 Shares of Common Stock
-------------------                         -------------------                 ----------------------
Richard J. Grable                   12,606,606(3)                               33.6%
c/o 6351 NW 18th Court
Plantation, FL 33313

Linda B. Grable                     12,606,606(4)                               33.6%
c/o 6351 NW 18th Court
Plantation, FL 33313

Allan L. Schwartz                    4,253,390(5)                               11.7%
c/o 6351 NW 18th Court
Plantation, FL 33313

All officers and directors          16,859,996(6)                               45.3%
as a group (3 persons)
--------------------

(1)Except as indicated in the footnotes to this table, based on information provided by such persons, the persons named in the table above have sole voting power and investment power with respect to all shares of Common Stock shown beneficially owned by them.

(2) Percentage of ownership is based on 36,434,747 shares of Common Stock outstanding as of July 10,1998. Shares of Common Stock subject to stock options that are exercisable within 60 days as of July 10, 1998 are deemed outstanding for computing the percentage of any other person or group.

(3)Includes 556,883 shares subject to options and 3,497,800 shares owned by the wife of Richard J. Grable, Linda B. Grable, of which he disclaims beneficial ownership.

(4)Includes 556,883 shares subject to options and 7,995,040 shares owned by the husband of Linda B. Grable, Richard J. Grable, of which she disclaims beneficial ownership.

(5)Includes 664,410 shares subject to options and 9,000 shares owned by the wife of Allan L. Schwartz, Carolyn Schwartz, of which he disclaims beneficial ownership.

(6)Includes 1,778,176 shares subject to options and 9,000 shares owned by the wife of Allan L. Schwartz, Carolyn Schwartz, of which he disclaims beneficial ownership.


OPTION GRANTS.

In January 1998, pursuant to employment agreements dated July 4, 1994, Richard Grable, Linda Grable, and Allan Schwartz were granted options to purchase and aggregate of 500,000 Common Shares each. The grants for were for the July 1996 and July 1997 anniversary dates of their employment and were never issued by prior counsel for the Company. The options are non-qualified stock options, vesting one year from the grant date and exercisible at an exercise price of $0.31 per share. In January 1998, Richard Grable, Linda Grable, and Allan Schwartz were granted options to purchase 22,883 and 34,602 shares of Common Shares each pursuant to the Company's incentive stock option plan. These options were earned in July 1996 and July 1997 but never issued. These shares are exercisible at any time at an exercise price of $4.37 and $2.63 per share, respectively.


PATENT LICENSE AGREEMENT

In June 1998, the Company finalized an exclusive Patent License Agreement with Richard Grable, the Company's Chief Executive Officer. Mr. Grable is the owner of patents Patent number 5,692,511, issued on December 2, 1987 (the "Patent"), which encompasses the technology for the CTLM(TM). The Company and Mr. Grable has previously entered into an oral agreement for the exclusive license for the patent that was never memorialized in written form.

Pursuant to the terms of the Agreement, the Company was granted the exclusive right to modify, customize, maintain, incorporate, manufacture, sell, and otherwise utilize and practice the Patent, all improvements thereto and all technology related to the process, throughout the world. This license shall apply to any extension or re-issue of the Patent. The term of the license is for the life of the Patent and any renewal thereof, subject to termination, under certain conditions. As consideration for the License, the Company issued to Mr. Grable 3,500,000 shares of common stock and is required to issue and additional 3,500,000 shares in June 1999. In addition, the Company has agreed to pay to Mr., Grable a royalty based upon the net selling price (the dollar amount earned from the sale by the Company, both international and domestic, before taxes minus the cost of the goods sold and commissions or discounts paid).of all products and goods in which the Patent is used, before taxes and after deducting the direct cost of the product and commissions or discounts paid (the "Royalty") as follows:

          GROSS SALES                                          PERCENTAGE

          $0 to $1,999,999 in gross sales                         10%

          $2,000,000 to $3,999,999 in gross sales                  9%

          $4,000,000 to $6,999,999 in gross sales                  8%

          $7,000,000 to $9,999,999 in gross sales                  7%

          Greater than $10,000,000 in gross sales                  6%

During the second year of the Agreement there is a minimum royalty provision of $250,000. The Company is required to have the Agreement ratified by its Shareholders at its next special or annual meeting of Shareholders and upon obtaining such ratification, the Royalties set forth above shall take the place of the Development Royalties set forth in the Amendment to Grable's Employment Agreement dated February 23, 1995, and such Amendment shall become void and have no effect.

The Agreement also contains anti dilution protection upon the occurrence of any stock dividend, stock split, combination or exchange of shares, reclassification or recapitalization of the Company's common stock, reorganization of the Company, consolidation with or merger into or sale or conveyance of all or substantially all of the Company's assets to another corporation or any other similar event which serves to decrease the number of Shares issued pursuant to the Agreement.

PATENT

On June 12, 1997, Imaging Diagnostic Systems, Inc. (the "Company") was advised by its patent counsel, Shlesinger, Arkwright & Garvey, that the Company's patent for the Diagnostic Tomographic Laser Imaging Apparatus had been granted, with 7 independent and 16 subordinate claims.

NASDAQ LISTING

On March 24, 1996, the Company filed its application with NASDAQ to be listed on the Small Cap Market. The Company's request for listing was subsequently denied after a hearing before the Listing Qualifications Panel (the "Panel"). The denial was based upon the fact that one of the Company's outside shareholders (the "Shareholder"), who had no influence over the Company, had a questionable background and owned a 5% interest in the Company.

As a result, the Company appealed the denial decision to the NASDAQ Listing and Hearing Review Committee (the "Committee") which on February 5, 1997, reversed the decision of the Panel and stated in part the following:

          "Accordingly, we recommend that the Panel's decision denying initial inclusion be reversed and the case be remanded to the Staff with instructions to implement the Company's proposal..."

The Company in fact, did implement its proposal and on March 12th, provided NASDAQ with copies of all things necessary to satisfy any concerns that the Panel had regarding the Shareholder. Prior to the time NASDAQ acted on the proposal, Barrons published an inaccurate article stating that a NASDAQ spokesman indicated that the listing would be denied. At all times up until the date of this article the Company's stock traded at $3.00 and above. The article had a predictable negative impact on the Company's stock and the price dropped below $3.00, where it has stayed ever since the Barrons article, despite a retraction from Barrons. Based upon this decline the NASDAQ staff has refused to approve the Company for listing on the NASDAQ Small Cap Market.

The Company appealed the denial of the listing at an oral hearing before the Committee in Washington DC on January 22, 1998. Pursuant to this meeting the Panel determined to approve the Company for listing on the NASDAQ Small Cap Market, subject to the following conditions:

         1. On or before May 11, 1998, the Company must effect a reverse stock split sufficient to raise its bid price to, or above $4.00 per share for the opening of one trading day or in the alternative, on or before May 11, 1998, the Company must have and retain for 10 consecutive trading days a $4.00 bid price through natural forces.
         2. On or before May 11, 1998, the Company must make a public filing with the SEC and NASDAQ evidencing a minimum of $5,000,000 in net tangible assets.

The Board of Directors determined that a reverse split at this time would be detrimental to the interests of its shareholders and vetoed the proposal for the reverse split. The conditional listing expires on May 11, 1998. To date the Company has been unable to comply with the above conditions.

The Company immediately appealed this decision. The Company's Securities Counsel was notified on May 19, 1998 that its appeal was denied. The Company filed an appeal with the Securities and Exchange Commission. PRIVATE PLACEMENTS

Series C Preferred Stock
------------------------
On October 6, 1997, Imaging Diagnostic Systems, Inc. (the "Company") finalized the private placement to foreign investors of 210 shares of its Series C Convertible Preferred Stock ("the "Preferred Shares") at a purchase price of $10,000 per share and Warrants to purchase up to 105,000 shares of the Company's common stock at an exercise price of $1.63 per share. The offering was conducted pursuant to Regulation S as promulgated under the Securities Act of 1933, as amended (the ("Regulation S Sale").

The Preferred Shares are convertible, at any time, commencing 45 days from the date of issuance and for a period of three years thereafter, in whole or in part, without the payment of any additional consideration. The number of fully paid and nonassessable shares of common stock, no par value, of the Company to be issued upon conversion will be determined by dividing (i) the sum of $10,000 by (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is equal to seventy five percent (75%) of the Average Closing Price of the Corporation's Common Stock for the five-day trading period ending on the day prior to the date of conversion provided, however, in no event will the Conversion Price be greater than $1.222 per share.

Pursuant to the Regulation S Sale documents, the Company was also required to escrow an aggregate of 3,435,583 shares of its common stock (200% of the number of shares the Purchasers would have received if the Preferred Shares were exercised on the closing date of the Regulation S Sale). The shares underlying the Preferred Shares and Warrants are entitle to demand registration rights under certain conditions.

In connection with the Regulation S Sale, the Company paid an unaffiliated Investment Banker an aggregate of $220,500 for placement and legal fees. Net proceeds to the Company of $1,079,500 were used for working capital and the continuous research, development and testing of the Company's Computed Tomography Laser Mammography (CTLM (TM)) device.

Series D Preferred Stock
------------------------

On January 9, 1998, Imaging Diagnostic Systems, Inc. (the "Company") finalized the private placement to foreign investors of 50 shares of its Series D Convertible Preferred Stock ("the "Preferred Shares"), at a purchase price of $10,000 per share and Warrants to purchase up to 25,000 shares of the Company's common stock. The offering was conducted pursuant to Regulation S as promulgated under the Securities Act of 1933, as amended (the "Regulation S Sale"). The Preferred Shares are convertible, at any time, commencing 45 days from the date of issuance and for a period of three years thereafter, in whole or in part, without the payment of any additional consideration. The number of fully paid and nonassessable shares of common stock, no par value, of the Company to be issued upon conversion will be determined by dividing (i) the sum of $10,000 by
(ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is equal to seventy five percent (75%) of the Average Closing Price of the Corporation's Common Stock for the five-day trading period ending on the day prior to the date of conversion. The shares underlying the Preferred Shares and Warrants are entitle to demand registration rights under certain conditions.

In connection with the Regulation S Sale, the Company issued 4 Preferred Shares to an unaffiliated Investment Banker for placement fees and paid its legal fees of $5,000. Net proceeds to the Company of $495,000 were used for working capital and the continuous research, development and testing of the Company's Computed Tomography Laser Mammography (CTLM (TM)) device.

Series E Preferred Stock
------------------------

On February 5, 1998, Imaging Diagnostic Systems, Inc. (the "Company") finalized the private placement to foreign investors of 50 shares of its Series E Convertible Preferred Stock ("the "Preferred Shares"), at a purchase price of $10,000 per share and Warrants to purchase up to 25,000 shares of the Company's common stock. The offering was conducted pursuant to Regulation S as promulgated under the Securities Act of 1933, as amended (the "Regulation S Sale"). The Preferred Shares are convertible, at any time, commencing 45 days from the date of issuance and for a period of three years thereafter, in whole or in part, without the payment of any additional consideration. The number of fully paid and nonassessable shares of common stock, no par value, of the Company to be issued upon conversion will be determined by dividing (i) the sum of $10,000 by
(ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is equal to seventy five percent (75%) of the Average Closing Price of the Corporation's Common Stock for the five-day trading period ending on the day prior to the date of conversion.

The shares underlying the Preferred Shares and Warrants are entitle to demand registration rights under certain conditions. In connection with the Regulation S Sale, the Company issued 4 Preferred Shares to an unaffiliated Investment Banker for placement fees and paid its legal fees of $5,000. Net proceeds to the Company of $495,000 were used for working capital and the continuous research, development and testing of the Company's Computed Tomography Laser Mammography (CTLM (TM)) device.

Series F Preferred Stock
------------------------

On February 20, 1998, Imaging Diagnostic Systems, Inc. (the "Company") finalized a private placement to foreign investors of 75 shares of its Series F Convertible Preferred Stock ("the " F Preferred Shares") at a purchase price of $10,000 per share. The offering was conducted pursuant to Regulation S as promulgated under the Securities Act of 1933, as amended (the "Regulation S Sale").

The F Preferred Shares pay a dividend of 6% per annum, payable in Common Stock at the time of each conversion and are convertible, at any time, commencing May 15, 1998 and for a period of two years thereafter, in whole or in part, without the payment of any additional consideration. The number of fully paid and nonassessable shares of common stock, no par value, of the Company to be issued upon conversion will be determined by dividing (i) the sum of $10,000 plus any earned dividends by (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is equal to seventy percent (70%) of the Average Closing Price of the Corporation's Common Stock for the five-day trading period ending on the day prior to the date of conversion. The shares underlying the Preferred Shares are entitle to demand registration rights under certain conditions.

In connection with the Regulation S Sale, the Company paid an unaffiliated Investment Banker an aggregate of $50,000 for placement and legal fees. Net proceeds to the Company of $700,000 were used for working capital and the continuous research, development and testing of the Company's Computed Tomography Laser Mammography (CTLM (TM)) device.

The 1,971,375 shares of Common Stock issued pursuant to the conversion of the Series F Preferred are being registered on behalf of the Holders (the "Series F Preferred Holders') and may be sold pursuant to this Prospectus. See " Selling Security Holders" and "Plan of Distribution")..

Series H Preferred Stock
------------------------

On June 2, 1998, Imaging Diagnostic Systems, Inc. (the "Company") finalized a private placement to foreign investors of 100 shares of its Series H Convertible Preferred Stock ("the "Preferred Shares") at a purchase price of $10,000 per share. The offering was conducted pursuant to Regulation D as promulgated under the Securities Act of 1933, as amended (the "Regulation D Sale").

The number of fully paid and nonassessable shares of common stock, no par value, of the Company to be issued upon conversion will be determined by dividing (i) the sum of $10,000 (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is equal to lesser of seventy-five percent (75%) of the Average Price (the lowest closing bid price of the Corporation's Common Stock for the ten-ten-day trading period ending on the day prior to the date of conversion. Two hundred percent of the shares underlying the H Preferred Shares (7,200,000 shares) are included in the Registration Statement of which this Prospectus is a part and may be sold pursuant to this Prospectus. See "Selling Security Holders" and Plan of Distribution".

In connection with the Regulation D Sale, the Company paid an unaffiliated Investment Banker an aggregate of $10,000 and 8 shares of the Series H Preferred Stock for placement and legal fees. Net proceeds to the Company of $990,000 were used for working capital and the continuous research, development and testing of the Company's Computed Tomography Laser Mammography (CTLM (TM)) device.

                           PRICE RANGE OF COMMON STOCK

The Company's Common Stock is traded on the NASDAQ over-the-counter bulletin board market under the symbol IMDS . There has been trading in the Company's Common Stock since September 20, 1994. The following table sets forth, for each of the fiscal periods indicated, the high and low trade prices for the Common Stock, as reported on the OTC Bulletin Board. These per share quotations reflect inter-dealer prices in the over-the-counter market without real mark-up, markdown, or commissions and may not necessarily represent actual transactions.


     QUARTER ENDING                      HIGH BID                  LOW BID
     FISCAL YEAR 1996
     September 1995                         $ .78                      $ .71
     December 1995                          $3.15                      $ .75
     March 1996                             $8.25                      $8.00
     June 1996                              $3.90                      $3.87

     FISCAL YEAR 1997
     September 1996                         $3.93                      $2.25
     December 1996                          $3.93                      $1.43
     March 1997                             $4.12                      $2.43
     June 1997                              $3.08                      $2.62

     FISCAL YEAR 1998
     September 1997                         $2.25                      $1.87
     December 1997                          $1.61                      $1.22
     March 1998                             $1.65                      $1.02
     June 1998                              $0.78                      $0.67

On June 30, 1998, the closing trade price of the Common Stock as reported on the OTC Bulletin Board was $0.40. As of such date, there were approximately 745 holders of record of the Company's Common Stock.


                                 DIVIDEND POLICY

To date, the Company has not declared or paid any dividends with respect to its capital stock, and the current policy of the Board of Directors is to retain any earnings to provide for the growth of the Company. Consequently, no cash dividends are expected to be paid on the Company's Common Stock in the foreseeable future.


                            SELLING SECURITY HOLDERS

The Selling Security Holders consist of the Series F Preferred Holders and the Series H Preferred Holders. The registration statement of which this Prospectus is a part is being filed, and the Shares offered hereby are included herein, pursuant to registration rights as provided for in the subscription agreement and registration rights agreements entered into between the Company and the Selling Security Holders (collectively, the "Registration Rights"). Due to (i) the ability of the Selling Security Holders to determine when and whether they will sell any Shares under this Prospectus and (ii) the uncertainty as to how many of the Warrants will be exercised and how many shares of Common Stock will be issued upon conversion of shares of Series H Preferred, the Company is unable to determine the exact number of Shares that will actually be sold pursuant to this Prospectus. The number of fully paid and nonassessable shares of common stock, no par value, of the Company to be issued upon conversion of the Series H Preferred will be determined by dividing (i) the sum of $10,000 (ii) the Conversion Price

(determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is equal to lesser of seventy-five percent (75%) of the Average Price (the lowest closing bid price of the Corporation's Common Stock for the ten-ten-day trading period ending on the day prior to the date of conversion. Two hundred percent (7,200,000 shares) of the shares underlying the H Preferred Shares are included in the Registration Statement of which this Prospectus is a part and may be sold pursuant to this Prospectus. Since the conversion price of the Series H Preferred shares is based on the market price of the Company's Common Stock, the number of Shares subject to registration rights will increase. If the market price of the Common Stock decreases and will decrease if the market price increases.
The following table identifies each Selling Security Holder based upon information provided to the Company, set forth as of July 29, 1998, with respect to the Shares beneficially held by or acquirable by, as the case may be, each Selling Security Holder and the shares of Common Stock beneficially owned by the Selling Security Holders which are not covered by this Prospectus. No Selling Security Holder or its affiliates have held any position, office or other material relationship with the Company. The percentage figures reflected in the table assume conversion of all shares of: Series H Preferred into 3,600,000 shares of Common Stock and exercise of all Warrants into 125,000 shares of Common Stock.

SERIES H HOLDERS
---------------------------------------------------------------------------------------------------------------------
NAME OF INVESTOR             COMMON         PREFERRED H     COMMON SHARES      COMMON SHARES      TOTAL NUMBER OF
                             SHARES OWNED   SHARES OWNED    UNDERLYING         UNDERLYING         SHARES TO BE
                             PRIOR TO                       PREFERRED (1)      WARRANTS           REGISTERED (2)
                             OFFERING
---------------------------------------------------------------------------------------------------------------------
Balmore Funds SA
C/0 Trident Trust Company
(BVI) Limited                   36,821            50            1,800,000           50,000            3,650,000
Trident Chambers
Road Town
Tortola, British Virgin
Islands
---------------------------------------------------------------------------------------------------------------------
Austost Anstalt Schaan
Ladstrasse 163                  121,321           50
9494 Furstentums                                                1,800,000           50,000            3,650,000
Vaduz, Liechtenstein
---------------------------------------------------------------------------------------------------------------------
Settondown Capital
International, Ltd
Charlotte House, Charlotte         0              8              266,667            25,000             558,334
Street
P.O. Box N 9204
Nassau, Bahamas
---------------------------------------------------------------------------------------------------------------------

(1) Based on the number of shares that would be required to be issued if the Preferred Stock were converted at $.30 per share (75% of the lowest 10 day bid price prior to registration.
(2) Amount being registered is 200% of the number of shares that would be required to be issued if the Preferred Stock were converted on the day before the filing of the Registration Statement plus the shares underling the Warrants.

The Company has received a firm commitment for a $15 Million, three year Equity Line of Credit whereby the Company, as it deems necessary, may raise capital through the sale of its common stock to the Series H Holders through a consortium of prominent European banking institutions. The Shares will be purchased at a discount from the Market Price of the Company's Common Stock. If the Company utilizes the Equity Line of Credit or additional funds are raised by issuing equity securities, especially Convertible Preferred Stock, dilution to existing Shareholders will result and future investors may be granted rights superior to those of existing Shareholders.

At present, due to the decline in the price of its common stock, the Company does not have available enough authorized common stock to utilize the Equity Line of Credit.


SERIES F HOLDERS
---------------------------------------------------------------------------------------------------------------------
NAME OF INVESTOR             COMMON         PREFERRED       COMMON SHARES      COMMON SHARES      TOTAL NUMBER OF
                             SHARES OWNED   SHARES OWNED    UNDERLYING         UNDERLYING         SHARES TO BE
                             PRIOR TO                       PREFERRED (1)      WARRANTS           REGISTERED
                             OFFERING
---------------------------------------------------------------------------------------------------------------------
Dominion Capital Fund
Canadian Advantage Ltd.
Partnership
C/o Thomas Kernaghan & Co.     1,334,996          0                 0                  0              1,334,996
Ltd.
365 Bay Street
Toronto, Ontario

---------------------------------------------------------------------------------------------------------------------
Canadian Advantage Ltd.
Partnership
C/o Thomas Kernaghan & Co.
Ltd.                             636,379          0                 0                  0                636,379
365 Bay Street
Toronto, Ontario

---------------------------------------------------------------------------------------------------------------------

                              PLAN OF DISTRIBUTION

The registration statement of which this Prospectus forms a part has been filed pursuant to the registration rights included in Subscription Agreement between the Company and the Selling Security Holders. To the Company's knowledge, as of the date hereof, the Selling Security Holders has not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the Shares offered hereby, nor does the Company know the identity of the brokers or market makers which will participate in the offering.

The Shares covered hereby may be offered and sold from time to time by the Selling Security Holders. The Selling Security Holders will act independently of the Company in making decisions with respect to the timing, manner, and size of each sale. Such sale may be made on the OTC Bulletin Board or otherwise, at prices and on terms then prevailing or at prices related to the then market price, or in negotiated transactions. The Shares may be sold by one or more of the following methods: (a) a block trade in which the broker-dealer engaged by the Selling Security Holders will attempt to sell Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by the broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. To the best of the Company's knowledge, the Selling Security Holders have not, as of the date hereof, entered into any arrangement with a broker or dealer for the sale of shares through a block trade, special offering, or secondary distribution of a purchase by a broker-dealer. In effecting sales, broker-dealers engaged by the Selling Security Holders may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from the Selling Security Holders in amounts to be negotiated.

In offering the Shares, the Selling Security Holders and any broker-dealers who execute sales for the Selling Security Holders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Security Holders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions.

Rule 10b-6 under the Exchange Act prohibits participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 10b-7 under the Exchange Act governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

This offering will terminate on the earlier of (a) the date on which such Selling Security Holders's shares may be resold pursuant to Rule 144 under the Securities Act; or (b) the date on which all Shares offered hereby have been sold by the Selling Security Holders. There can be no assurance that the Selling Security Holders will sell any or all of the shares of Common Stock offered hereby

                            DESCRIPTION OF SECURITIES

The Company's authorized capital stock consists of 50,000,000 shares of capital stock of which 48,000,000 shares are common stock no par value and 2,000,000 shares are preferred, no par value. As of July 10, 1998 there were issued and outstanding 36,434,747 shares of Common Stock and. 450 shares of Series B Convertible Preferred Stock, 24 shares of Series D Convertible Preferred, 14 shares of Series E Convertible Preferred, 108 shares of Series H Convertible Preferred, Options to purchase 2,760,409 shares and Warrants to purchase 442,500 shares of Common Stock of the Company.

At present, due to the decline in the price of its common stock, the Company does not have available enough authorized common stock to convert its outstanding Preferred Stock, warrant or options, should the holders wish to convert. The conversion rate of the Preferred stock ranges from 82% to 75% of the average market price over a five-day period prior to conversion. The Company anticipates that it will need to increase its authorized common stock from 48,000,000 shares to 100,000,000 common shares in order to meet conversion demands, enhance the ability of the Company to attract and retain qualified employees, consultants, officers and directors by creating stock incentives and rewards for their contributions to the success of the Company and for issuance in connection with any future financing activities or corporate acquisition using the Company's Common Stock. In the event that the Company is not able to increase the authorized common stock and the Preferred Holders elect to convert the Preferred Stock, the Company will be in breach of it contractual obligations to such Holders and may be subject to litigation and the payment of damages and penalties. See "Risk Factors".

COMMON STOCK

Holders of the Common Stock are entitled to one vote for each share in the election of directors and in all other matters to be voted on by the shareholders. There is no cumulative voting in the election of directors. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors of the Company (the "Board") out of funds legally available thereof and, in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. The holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights of the holders of the Common Stock are subject to any rights that may be fixed for holders of Preferred Stock. All of the outstanding shares of Common Stock are fully paid and nonasseable.

PREFERRED STOCK

Shares of preferred stock may be issued from time to time in series and the Board of Directors of the Corporation is authorized to establish and designate series and to fix the number of shares and the relative voting, dividend, conversion, liquidation, redemption, and other rights, preferences, and limitations as between series, subject to such limitations as may be prescribed by law; that the proper officers of the corporation are by this means authorized to make, subscribe, acknowledge, execute, and file, or cause to be filed, such certificate or certificates as may be required under the laws of the state of Florida and other jurisdictions in connection with the issuance of shares of preferred stock in series from time to and things as in its discretion may be necessary or advisable in connection with such proposal.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE PROVISIONS SET FORTH IN THE COMPANY'S ARTICLES OF INCORPORATION, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

Certain legal matters in connection with the securities being offered hereby will be passed upon for the Company by Rebecca J. Del Medico, Esq., General Counsel of the Company. Ms. Del Medico currently owns approximately 27,100 shares of common stock of the Company.

                                     EXPERTS

The audited financial statements of Imaging Diagnostic Systems, Inc. incorporated by referenced herein have been examined by Margolies, Fink and Wichrowski, independent certified public accountants, for the periods and to the extent set forth in their respective report and are incorporated herein in reliance upon such report of said firm given under their authority as experts in accounting and auditing.


                                 LEGAL OPINIONS

The validity of the issuance of the Shares will be passed upon for the Company by Rebecca J. Del Medico, General Counsel of the Company.


                              FINANCIAL INFORMATION

The information required to be disclosed herein is hereby incorporated by reference from the Company' most recent report on form 10-KSB and its most recent report on Form 10-QSB, both of which are being furnished with this Prospectus.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses in connection with the issuance and distribution of the securities being registered are as follows:

         SEC Registration Fee..................................  $1,239.51
         Edgar Formatting Fees.................................  $ 1022.00
                           TOTAL                                 $ 2261.51

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article VII of the Company's Articles of Incorporation authorizes the Company to indemnify directors and officers as follows:

         1. So long as permitted by law, no director of the corporation shall be personally liable to the corporation or its shareholders for damages for breach of any duty owed by such person to the corporation or its shareholders; provided, however, that, to the extent required by applicable law, this Article shall not relieve any person from liability for any breach of duty based upon an act or omission (i) in breach of such person's duty of loyalty to the corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by such person of an improper personal benefit. No amendment to or repeal of this Article and no amendment, repeal or termination of effectiveness of any law authorizing this Article shall apply to or effect adversely any right or protection of any director for or with respect to any acts or omissions of such director occurring prior to such amendment, repeal or termination of effectiveness.

         2. So long as permitted by law, no officer of the corporation shall be personally liable to the corporation or its shareholders for damages for breach of any duty owed by such person to the corporation or its shareholders; provided, however, that, to the extent required by applicable law, this Article shall not relieve any person from liability for any breach of duty based upon an act or omission (i) in breach of such person's duty of loyalty to the corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by such person of an improper personal benefit. No amendment to or repeal of this Article and no amendment, repeal or termination of effectiveness of any law authorizing this Article shall apply to or effect adversely any right or protection of any director for or with respect to any acts or omissions of such officer occurring prior to such amendment, repeal or termination of effectiveness.

         3. To the extent that a Director, Officer, or other corporate agent of this corporation has been successful on the merits or otherwise in defense of any civil or criminal action, suit, or proceeding referred to in sections (a) and (b), above, or in defense of any claim, issue, or matter therein, he shall be indemnified against any expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         4. Expenses incurred by a Director, Officer, or other corporate agent in connection with a civil or criminal action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action suit, or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of the corporate agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE PROVISIONS SET FORTH ABOVE, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)  Exhibits


EXHIBIT                             DESCRIPTION
-------                             -----------

3.1      Articles of Incorporation (Florida)- Incorporated by reference to
         Exhibit 3(a) of the Company's Form 10-KSB for the fiscal year ending June 30, 1995

3.2 Amendment to Articles of Incorporation (Designation of Series A Convertible Preferred Shares) Incorporated by reference to Exhibit 3.(i).6 of the Company's Form 10-KSB for the fiscal year ending June 30, 1996. File number 033-04008.

3.3 Amendment to Articles of Incorporation (Designation of Series B Convertible Preferred Shares). Incorporated by reference to the Company's Registration Statement on Form S-1 dated July 1, 1997.

3.4 Amendment to Articles of Incorporation (Designation of Series C Convertible Preferred Shares). Incorporated by reference to the Company's Form 8-K dated October 15, 1997.

3.5 Amendment to Articles of Incorporation (Designation of Series D Convertible Preferred Shares). Incorporated by reference to the Company's Form 8-K dated January 12, 1998.

3.6 Amendment to Articles of Incorporation (Designation of Series E Convertible Preferred Shares). Incorporated by reference to the Company's Form 8-K dated February 19,1998.

3.7 Amendment to Articles of Incorporation (Designation of Series F Convertible Preferred Shares). Incorporated by reference to the Company's Form 8-K dated March 6, 1998.

3.8 Amendment to Articles of Incorporation (Designation of Series H Convertible Preferred Shares). Incorporated by reference to the Company's Registration Statement on Form S-2 File Number 333-59539.

3.9      Certificate of Dissolution - is incorporated by reference to Exhibit
         (3)(a) of the Company's Form 10-KSB for the fiscal year ending
         June 30, 1995.

3.10 Articles of Incorporation and By- Laws (New Jersey) -are incorporated by reference to Exhibit 3 (i) of the Company's Form 10-SB, as amended, file number 0-26028, filed on May 6, 1995 ("Form 10-SB").

3.11     Certificate and Plan of Merger - is incorporated by reference to
         Exhibit 3(i) of the Form 10-SB.

3.12 Certificate of Amendment - is incorporated by reference to Exhibit 3(i) of the Form 10-SB.

4.1 Instruments Defining the Rights of Security Holders - Designation of Series B Convertible Preferred Shares.(See Exhibit 3.3, above).

4.2 Instruments Defining the Rights of Security Holders - Designation of Series C Convertible Preferred Shares.(See Exhibit 3.4, above).

4.3 Instruments Defining the Rights of Security Holders - Designation of Series D Convertible Preferred Shares.(See Exhibit 3.5, above).

4.4 Instruments Defining the Rights of Security Holders - Designation of Series E Convertible Preferred Shares.(See Exhibit 3.6, above).

4.5 Instruments Defining the Rights of Security Holders - Designation of Series F Convertible Preferred Shares.(See Exhibit 3.7, above).

4.6 Instruments Defining the Rights of Security Holders - Designation of Series H Convertible Preferred Shares.(See Exhibit 3.8, above).

5        Legal opinion of Rebecca J. Del Medico, Esq. dated July 30, 1997.

10.1 Form of Subscription Agreement by and between Imaging Diagnostic Systems, Inc. and Alfred Ricciardi.

10.2 Patent Licensing Agreement. Incorporated by reference to the Company's Registration Statement on Form S-2, File Number 333-59539.

10.3 Incentive Stock Option Plan - is incorporated by reference to Exhibit 10(b) of the Form 10-SB.

10.4 Employment Agreement(s) for Richard J. Grable, Allan L. Schwartz and Linda B. Grable are incorporated by reference to Exhibit 10(c) of the Form 10-SB.

10.5 Lock Up Agreement By and Between the Company and Richard J. Grable, Linda B. Grable, and Allan L. Schwartz, is incorporated by reference to
         Exhibit 10.5 of the Company's Form 10-KSB for the fiscal year ending June 30, 1996. File number 033-04008.

10.6     Form of Series F Preferred Stock Subscription Documents.

10.7     Form of Series H Preferred Stock Subscription Documents.

24.1     Consent of Rebecca J. Del Medico, Esq. included in the opinion filed as
         Exhibit 5 hereto.

24.2     Consent of Independent Certified Public Accountants.

B) REPORTS ON FORM 8-K

99.1     Report dated October 15, 1997.

99.2     Report dated October 16, 1998

99.3     Report dated January 12, 1998.

99.4     Report dated February 13, 1998.

99.5     Report dated February 19, 1998.

99.6     Report dated March 6, 1998.


ITEM 17.  UNDERTAKINGS.

         (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

         (b) The undersigned registrant hereby undertakes that:

                  (i) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b) (1) or (4) or 497 (h) under the Securities Act shall be deem to be part of the registration statement as of the time it was declared effective.

                  (ii) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13 (a) or Sections 15 (d) of the Securities Exchange Act of 1934 ( and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets the requirement for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plantation, State of Florida, on the 30th day of July, 1998.


                                  IMAGING DIAGNOSTIC SYSTEMS, INC.

                                  By:  /S/LINDA B. GRABLE
                                       ---------------------------------------
                                       Linda B. Grable, Chairman of the Board,
                                       Director, and President.


Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Dated: July 30, 1998              By:  /S/ LINDA B. GRABLE
                                       ----------------------
                                       Linda B. Grable, Chairman of the Board
                                       Director and President


Dated: July 30, 1998              By:  /S/ RICHARD J. GRABLE
                                       ------------------------
                                       Richard J. Grable, Director
                                       and Chief Executive Officer


Dated: July 30, 1998              By:  /S/ ALLAN L. SCHWARTZ
                                       ----------------------
                                       Allan L. Schwartz, Director
                                       and Executive Vice-President
                                       Chief Financial Officer
                                       (PRINCIPAL ACCOUNTING OFFICER)

                                  FORM 10-KSB
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   [Mark One]

  /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                    For the fiscal year ended: June 30, 1997

                                       or

     / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

            For the transition period from __________to_____________

                         Commission file number: 0-26028

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                 (Name of small business issuer in its charter)

                               Florida 22-2671269
                             -----------------------
                State of incorporation) (IRS employer Ident. No.)


                    6531 NW 18th Court, Plantation, FL. 33313
                     ---------------------------------------
                    (address of principal office) (Zip Code)

                    Issuer's telephone number: (954)581-9800

         Securities registered under Section 12(b) of the Exchange Act:
                                      None
                                      ----

         Securities registered under Section 12(g) of the Exchange Act:
                           Common Stock, no par value
                           --------------------------
                                (Title of class)

Indicate by check mark whether the Registrant:(1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2)has been subject to such filing requirements for the past 90 days. Yes __X_ No_____ .

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B not contained in this form, and no disclosure will be contained, to the best of Registrants knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or amendment to this Form 10-KSB. /X/ State issuer's revenues for its most recent fiscal year. -0- Based on the average closing bid and asked prices of the common stock on the latest practicable date, September 24, 1997, the aggregate market value of the voting stock held by non-affiliates of the registrant was $22,503,933.

The number of shares outstanding of each of the issuer's classes of common equity, as of June 30, 1997: 24,905,084. The number of shares outstanding of the issuer's class of preferred equity (Series B Convertible Preferred), as of June 30, 1997: 450.

                       Documents Incorporated By Reference

Proxy Statement dated September 7, 1997, issued in connection with the company's annual meeting to be held on October 15, 1997. Also see Item 13. Exhibits and Report on Form 8-k.

         THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANINGS OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. ACTUAL RESULTS AND EVENTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED AS A RESULT OF THE "KNOWN UNCERTAINTIES" AS SET FORTH HEREIN.

         PART I

Item 1. Description of Business.

         BUSINESS

Overview

         Since its inception (December 10, 1993), Imaging Diagnostic Systems, Inc. (the "Company") has been engaged in the research and development of its cancer detection technology and developing, for commercial application its Computed Tomography Laser Mammography (CTLMTM)device.

         The CTLM is a device for detecting breast cancer through the skin ina non-invasive and objective procedure. The CTLM employs a high-speed femto second pulsed titanium sapphire laser and proprietary scanning geometry and reconstruction algorithms to detect and analyze masses in the breast for indicia of malignancy or benignancy. The combination and incorporation of the foregoing components into a device provide for enhanced diagnostic capabilities which the company believes are superior to standard mammography diagnostic tools such as ultra-sound and mammography. Based upon the known optical properties of benign and malignant tissues (whether and to what extent light is impeded as it passes through the tissue and the measurement of the impedance), the CTLM device is designed to provide both the physician and patient with immediate, on-site, objective interpretation and determination of further clinical work-up. Accordingly, the Company believes that the CTLM, will improve early diagnosis, reduce diagnostic uncertainty and decrease the number of biopsies performed on benign lesions. See Item 1. "Description of Business- Comparison to Existing Diagnostic Modalities." In addition, the CTLMTM device does not expose the patient to ionizing radiation or the breast to painful compression. Which the Company believes are the contributing factors that contribute to a portion of the patient population not obtaining a conventional mammogram.

         During the first year of operations, the Company researched the interaction between high speed, rapid pulsed (Ti:Sapphire) laser technology and various detection technologies associated with standard computed tomographic ("CT") schemes. Using this research the Company developed the first prototype of the CTLMTM able to create images of a breast. The Company refined various software and hardware configurations and components of the prototype based on these first images, and filed a patent in June 1995. During this period of time there were further advances in laser technology effecting the size and stability of the laser component. The Company capitalized upon these advances by purchasing a laser package manufactured by

Spectra-Physics, Inc. and incorporating it into the CTLMTM. On December 12, 1995, the Company had a preliminary meeting with the Food and Drug Administration to discuss the approach the Company would need to take to obtain marketing clearance for its CTLMTM device. The Company was advised that it would need to submit for approval a pre-market approval application ("PMA") in order to obtain marketing clearance for the device. Further, the Company also needed to submit an investigational device exemption ("IDE") application to the FDA in order to commence human clinical trials of the device. The Company submitted its IDE application on January 8, 1996, and it was approved February 9, 1996. During calendar year 1996, among otherdevelopments, the Company further refined the detection scheme and laser power configuration in order to obtain substantially better image quality. In order to incorporate the changes into the CTLMTM the Company was required to submit an amendment to its IDE application. In November, 1996 the Company installed its first CTLM(TM) device at the Strax Breast Diagnostic Center.

         On June 12, 1997, the Company was advised by patent counsel that the patent filed June 5, 1995, "Diagnostic Tomographic Laser Imaging Apparatus "was granted with 7 independent and 16 subordinate claims.

         The competition for developing a commercial device utilizing computed tomography techniques and laser technology is difficult to ascertain given the proprietary nature of the technology. There are a significant number of academic institutions involved in various areas of research involving "optical medical imaging" which is a shorthand description of the technology the Company's CTLMTM device utilizes. A brief list of the most prestigious of these institutions includes the University of Pennsylvania, The City College of New York, and University College London. Two of these institutions have granted licenses on certain patented technologies to two companies: University of Pennsylvania - Non-Invasive Technologies; City College of New York - MediScience, Inc.

         The market in which the Company intends to participate is highly competitive. Many companies may succeed in developing products that are more effective or less costly than the Company's products or such companies may be successful in manufacturing and marketing their products than the Company. Physicians using imaging equipment such as x-ray mammography equipment, ultrasound or high frequency ultrasound systems, Magnetic Resonance Imaging
(MRI) systems, and thermography, diaphonography and transilluminational devices may be reluctant to the CTLMTM. Currently, mammography is the most popular choice for the detection of breast cancer. The Company's ability to sell the CTLMTM device to medical facilities will, in part, be dependent on the Company's ability to demonstrate the clinical utility of the CTLMTM device as an adjunct to mammography and physical examination as well as the CTLMTM's advantages over other available diagnostic tests.

         To date, due to the necessity of complying with all applicable United States government regulations, the Company has not begun to market or sell the CTLMTM and therefore has not generated revenues from the commercialization of the CTLMTM. From inception to June 30, 1997 the Company has sustained accumulated losses of $16,288,314. The Company's results may vary significantly from period to period depending on several factors, such as the timing of certain expenses and the progress of the Company's research and development and commercialization programs, all of which may be affected by the availability of funds. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Breast Cancer

         Background

                  Breast cancer is one of the most common cancers among women and, notwithstanding the currently available detection modalities, is the leading cause of death among women aged 35 to 45. According to the American Cancer Society ("ACS"), (i) approximately one in eight women in the United States will develop breast cancer during her lifetime;
         (ii) Nationwide it is estimated that approximately 43,900 women will die from this disease in 1997; (iii) In the United States in 1997 approximately 180,200 women will be diagnosed with breast cancer. Excluding skin cancers, the breast is the most frequent site of cancer among American women accounting for 32% of incident cancers and 17% of cancer deaths; (iv) Breast cancer is the second leading cause of death for American women following lung cancer; (vi) In Europe in 1990, approximately 170,000 cases of cancer were discovered, with an estimated 73,000 deaths; and (vii) The annual cost of breast cancer management in the United States alone is approximately $25 billion.

         There is widespread agreement within the health care industry that screening for breast cancer, when combined with appropriate follow-up, will reduce mortality from the disease. According to the National Cancer Institute ("NCI"), the five-year survival rate decreases from 98% to 72% after the cancer has spread to the lymph nodes, and to 18% after it has spread to other organs such as the lung, liver or brain. Extensive documentation demonstrates that mammography misses, on average, 15%-20% of breast cancer detected by physical exam alone.

                  Breast cancer screening is generally recommended as a routine part of preventive healthcare for women over the age of 20 (approximately 90 million in the United States). For these women, ACS has published guidelines for breast cancer screening including:(i)monthly breast self-examinations for all women over the age of 20;(ii)a baseline mammogram for women by the age of 40;(iii)a mammogram every one to two years for women between the ages of 40 and 49;(iv)an annual mammogram for women age 50 or older. As a result of family medical histories and other factors, certain women are at "high risk" of developing breast cancer during their lifetimes. For these women, physicians often recommend close monitoring, particularly if an abnormality posing increased risk factors has been detected.

         Each year approximately eight million women in the United States require diagnostic testing for breast cancer due to the appearance of a physical symptom, such as a palpable lesion, pain or nipple discharge, which was discovered through self or physical examination (approximately seven million) or a nonpalpable lesion detected by screening x-ray mammography (approximately one million). Once a physician has identified a suspicious lesion in a woman's breast, the physician may recommend further diagnostic procedures, including diagnostic mammography and ultrasound or a minimally invasive procedure such as fine needle aspiration or large core needle biopsy. In each case, the potential benefits of additional diagnostic testing must be balanced against the costs, risks and discomfort to the patient associated with undergoing the additional procedures. Each of the currently available non-surgical modalities for breast cancer detection has various clinical limitations. While the minimally invasive procedures provide more diagnostic information, there is still a 4% miss-rate factor present.

         Due in part to the limitations of the currently available modalities to identify malignant lesions, a large number of patients with suspicious lesions proceed to surgical biopsy, an invasive and expensive procedure. According to the ACS approximately 800,000 surgical biopsies are performed each year in the United States, of which approximately 700,000 result in the surgical removal of benign breast tissue. The average cost of a surgical biopsy ranges from approximately $1,000 to $5,000 per procedure. Thus biopsies of benign breast tissue cost the U.S. health care system approximately $2.45 billion annually. In addition, biopsies may result in pain, scarring and anxiety to patients. Patients who are referred to biopsy usually are required to schedule the procedure in advance and generally must wait up to 48 ours for their biopsy results.

         Screening and Diagnostic Modalities

Physical Examination

                  Physical examinations may be conducted by a physician or clinician as part of a medical examination, or by a woman performing a breast self-examination; however, a physical examination of the breast can only detect relatively large lesions, which may be advanced cancers. Furthermore, physical examination of the breast does not reliably distinguish between malignant and benign tissue. More than half the women who menstruate will have a lump in a breast at some point, but fewer than 10% of such lumps will be malignant.

         Mammography

                  Mammography is a non-invasive x-ray modality commonly used for both routine breast cancer screening and as a diagnostic tool. A mammogram produces and image of the internal structure of the breast which is intended to display lesions as white spots against the black and/or white background of normal tissue. In a screening mammogram, radiologists seek to detect suspicious lesions, while in a diagnostic mammogram radiologist seek to characterize suspicious lesions. Mammograms require subjective interpretation by a radiologist and are often uncomfortable for the patient. Because x-ray mammography exposes the patient to radiation, the ACS recommends mammograms be limited to one per year. In addition, x-ray mammography is considered to be less effective for women under the age of 50 who generally have radiographically dense breast tissue. The average cost of a diagnostic mammogram is approximately $55 to $200 per procedure (an average cost of $113) and requires the use of capital equipment ranging in cost from approximately $75,00 to $225,000. It is expected that the CTLMTM device will cost approximately $300,000 and the cost of a bilateral exam will be $125 to $150. The foregoing average cost figures are based on a survey of 23 ACR and FDA certified facilities in Broward County, Florida, conducted during the month of March, 1997. Due the high capital costs associated with mammography equipment and the specialized training necessary to operate the equipment and to interpret radiographic images, mammography is usually available only at specialty clinics or hospitals.

         Ultrasound

                  Ultrasound uses high frequency sound waves to create an image of soft tissues in the body in a non-invasive manner. Like mammography, this image requires interpretation by a physician. Ultrasound's principal role in breast cancer diagnosis has been to assist the physician in determining whether a palpable lesion is likely to be a cyst (usually benign) or a solid mass (potentially cancerous). The average cost for an ultrasound of the breast is approximately $125 to $500 per procedure (an average of $235) and requires the use of capital equipment ranging in cost from approximately $60,000 to $200,000.

The foregoing average cost figures are based on a survey of 23 ACR and FDA certified facilities in Broward County, Florida, conducted during the month of March, 1997. Again, it is expected that the CTLM device will cost approximately $300,000 and the cost of an exam will be $125 to $150. Like mammography, ultrasound is generally performed at specialty clinics or hospitals.

         The Computed Tomography Laser Mammography Device

                  A bilateral breast examination, utilizing the CTLM device is performed by a Technologist. This procedure last approximately 15 minutes with the patient resting in a comfortable prone position. One breast at a time is pendulous in the aperture housing the scanning device. Once the entire breast is scanned the other breast is placed in the chamber for scanning. Each scan takes approximately 6-8 minutes. Based upon the known optical properties of benign and malignant tissues, the procedure is designed to provide both the physician and patient with immediate, on-site, objective interpretation and determination of further clinical work-up. Further, the device is designed to archive and compare scans and provide the patient with a computer disc (CD) of her scan.

         Biopsy

                  Other currently available minimally invasive diagnostic techniques include fine needle aspirations or core needle biopsy employing either the stereotactic or hand held method. In each of these procedures a physician seeks to obtain either cellular or tissue samples of suspicious lesions for cytodiagnosis or histodiagnosis. Inadequate sampling can render these tests invalid. These procedures are invasive, require follow-up and range in cost from approximately $370 to $1,000 per procedure.

         Comparison to Existing Diagnostic Modalities

                  The CTLMTM device differs from currently available breast imaging modalities employed for the detection of breast cancer by generating more precise information for the clinician or doctor. The CTLM device generates, depending on the size of the breast, approximately 20 cross-sectional images of a breast. A conventional screening mammography exam generates 2 images of the breast. Cross-sectional imaging allows a doctor or clinician to isolate the location of the abnormality within the breast. By doing so, there is greater resolution of the area where the specific abnormality resides.

         Clinical efficacy of conventional mammography diminishes proportionately with the abundance of fibroglandular breast tissue. Based upon this fact, limited interpretability of a mammogram increases the risk that a lesion may be overlooked, and diagnosis and treatment may be delayed; thus threatening the patient's survival probability. Vigorous compression of breast tissue in order to aid in the distinction between so-called normal and abnormal breast tissue is fairly effective, but does pose an obstacle for many women either deciding to have their first mammogram or deciding whether to ever return for an annual screening mammogram.

         Scanning of the breast with the CTLM device is accomplished in such a manner that utilizes no compression of tissue. The gathering of data from 360(Degree) around the breast yields multiple cross-sectional images which are representative of a near three-dimensional view of its internal structures. Such an acquisition provides the physician with increased accuracy in lesion location, as well as determination of the extent and involvement of breast disease processes. Conventional two-dimensional imaging with mammography and ultrasound does not provide such quick and complete information.

         Breast augmentation through the use of either silicone or saline implants renders another difficult situation when employing conventional mammography for imaging. Although radiographic and positioning techniques have vastly improved the ability to compress and image more breast tissue than ever before, there still remains a certain amount of breast tissue unable to be imaged due to its placement around the implant. With free suspension of the breast in the CTLM scanning chamber, and the ability of the device to image the breast from the chest wall to the nipple, data can be collected from around the entire breast. Either silicone or saline implants do not impede light transmission through the breast.

         The Company believes that the shortcomings of current breast cancer management which include discomfort and exposure to radiation represent a significant market opportunity for an objective technology which does not have these shortcomings. The use of the CTLM device to detect breast cancer is believed to be especially promising for women between the ages of 20 to 50 (over 50 million women in the United States) for whom x-ray mammography has lower efficacy. These women often present diffuse palpable benign breast conditions which can mask malignancies or pre-malignant conditions.

         Regulatory and Clinical Status

         In order to sell the CTLM device commercially in the United States the Company must obtain marketing clearance from the FDA. The Company plans to file a PMA with the FDA to obtain marketing clearance. A PMA application must be supported by extensive data, including preclinical and clinical trial data, as well as extensive literature to prove the safety and effectiveness of the device. Following receipt of a PMA application, if the FDA determines that the application is sufficiently complete to permit substantive review, the agency will "file" the application. Under the Food, Drug and Cosmetic Act, the FDA has 180 days to review a PMA application.

         The FDA has adopted a policy of expedited review which is available to medical devices satisfying one or more of the following criteria:

         O The device addresses a condition which is serious or life threatening or presents a risk of serious injury for which no alternative legally marketed diagnostic/therapeutic modality exists.

         O The device addresses a condition which is life threatening or irreversibly debilitating, and provides for clinically important earlier diagnosis or significant advances in safety and/or effectiveness over existing alternatives.

         0 The device represents a clear clinically meaningful advantage over existing technology, defined as having major (not incremental) increased effectiveness or reduced risk compared to existing technology.

         O The availability of the device is otherwise in the best interest of the public health.

         On February 9, 1996, the FDA approved the Company's Investigational Device Exemption (IDE) application. An approved IDE application permits a device, that would otherwise be subject to marketing clearance, to be shipped lawfully for the purpose of conducting a clinical study. Further, the Company supplemented the IDE to allow for the scanning of 7-10 patients in-house for calibration purposes. On April 3, 1997, the Company was granted approval pursuant to the IDE to scan an additional 20 patients at its facilities to conduct comparative studies.

         The IDE authorizes the Company to conduct a Phase I study at the Strax Breast Diagnostic Institute located in Lauderhill, Florida (the "Strax Center"). The Phase I study involves scanning 50 patients with differing breast abnormalities and comparing the results with other diagnostic modalities such as ultra-sound and standard x-ray mammography. These 50 patients will be involved in the study for the limited period of time for the Phase I study. In addition to the 50 patients, the Company received authorization from the FDA on April 3, 1997, to scan an additional 20 patients at the Company's facilities. These patient scans will be compared against mammography and MRI. As of May 2, 1997, the Company has scanned 15 patients at its facility and 3 patients at the Strax Center. It is anticipated the Phase I study will take 60-90 days. After the Phase I study is completed and the results are reviewed by the FDA, the Company will submit its Phase II application to the FDA. The Phase II study will encompass the establishment of 4-6 clinical sites at major hospitals in the United States and, in addition to comparing the results to existing modalities, the results will be compared against actual biopsies. These clinical sites will be used to accumulate the approximately 400-500 clinical studies to be submitted with the PMA application.

         The delay between the date of approval of the IDE and the installation of the device at the Strax Center was due to the availability of a new laser package which was installed in the CTLMTM. These technological improvements to the laser component of the CTLMTM resulted in increased scanning capabilities. The Company was required to submit to the FDA for approval an amendment to the Company's existing IDE application to incorporate the changes prior to installing the device at the Strax Center. The FDA also requested that the Company conduct a clinical test to support the amendment to the IDE application. The Company received approval for the amendment on April 3, 1997.

         Sales and Marketing

                  The laws of certain European and Asian countries may permit the Company to begin marketing the CTLM device in Europe and Asia before marketing would be permitted in the United States. The Company is considering potential distribution agreements with strategic marketing partners in Europe and Asia and has entered into a distribution agreement with Euro Trading & Finance S.r.l. to market and service the device in Italy.

         Known Uncertainties

                  Limited Operating History; Continuing Operating Losses; Uncertainty of Future Profitability

         The Company has a limited history of operations. Since its inception in December 1993, the Company has engaged principally in the development of the CTLMTM device. The Company currently has no source of operating revenue and has incurred net operating losses since its inception. At June 30, 1997, the Company had an accumulated deficit of $16,288,314. Such losses have resulted principally from costs associated with the Company's operations. The Company expects operating losses will increase for at least the next several years as total costs and expenses continue to increase due principally to the anticipated commercialization of the CTLMTM device, development of, and clinical trials for, the proposed CTLMTM device and other research and development activities. The Company's ability to achieve profitability will depend in part on its ability to obtain regulatory approvals for its proposed products and develop the capacity to manufacture and market any approved products either by itself or in collaboration with others. There can be no assurance if and when the Company will receive regulatory approvals for the development and commercial manufacturing and marketing of its proposed products, or achieve profitability is highly uncertain. See "Management's Discussion and Analyses of Financial Condition and Results of Operations."

         Government Regulation

         The manufacture and sale of medical devices, including the CTLMTM device, are subject to extensive regulation by numerous governmental authorities in the United States, principally the FDA and corresponding state agencies, and in other countries. In the United States, the Company's products are regulated as medical devices and are subject to the FDA's pre-market clearance or approval requirements. Securing FDA clearances and approvals may require the submission of extensive clinical data and supporting information to the FDA. The Company cannot file its PMA application for the CTLMTM device until its clinical trials are completed. There can be no assurance, however, that the clinical trials will be successfully completed, or if completed, will provide sufficient data to support a PMA application for the CTLMTM device. Nor can there be any assurance that the FDA will not require the Company t conduct additional clinical trials for the CTLMTM device. The process for obtaining FDA and other required regulatory approvals is lengthy, expensive and uncertain and frequently requires from one to several years from the date of FDA submission, if pre-market approval is obtained at all. Sales of medical devices outside the United States are subject to international regulatory requirements that vary from country to country. The time required to gain approval for sale internationally may be longer or shorter than that required for FDA approval and the requirements may differ. In Europe, the Company will be required to obtain the certifications necessary to enable the CE mark to be affixed to the Company's products by mid-1998 in order to conduct sales in member countries of the European Union. The Company has not obtained such certificates and there can be no assurance it will be able to do so in a timely manner, or at all. Regulatory approvals, if granted, may include significant limitations on the indicated uses for which the product may be marketed. In addition, to obtain such approvals, the FDA ands certain foreign regulatory authorities may impose numerous other requirements with which other medical device manufacturers must comply. FDA enforcement policy strictly prohibits the marketing of approved medical devices for unapproved uses. Product approvals could be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing. The third-party manufacturers upon which the Company depends to manufacture its products are required to adhere to applicable FDA regulations regarding GMPs and similar regulations in other countries, which include testing, control and documentation requirements. Ongoing compliance with GMP regulations and other applicable regulatory requirements will be monitored by periodic inspections by the FDA and by comparable agencies in other countries. Failure to comply with applicable regulatory requirements, including marketing and promoting products for unapproved use, could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant pre-market clearance or approval for devices, withdrawal of approvals and criminal prosecution. Changes in existing regulations or adoption of new government regulations or polices could prevent or delay regulatory approval of the Company's products. Certain material changes to medical devices also are subject to FDA review and clearance or approval. There can be no assurance that the Company will be able to obtain FDA approval of a PMA application for the CTLMTM device on a timely basis, or at all, and delays and delays in receipt of or failure to obtain such approvals or clearances, the loss of previously obtained approvals, or failure to comply with existing or future regulatory requirements that would have material adverse effect on the Company's business, financial condition and results of operations.
See "Business - Government Regulation."


         Early Stage of Product Development

         The Company's proposed products and future product development efforts are at an early stage. Accordingly, there can be no assurance that any of the Company's proposed products will be found to be safe and effective, can be developed into commercially viable products, can be manufactured on a large scale or will be economical to market, or will achieve or sustain market acceptance. There is, therefore, a risk that the Company's product development efforts will not prove to be successful.


         Dependence Upon U.S. Pre-Market Approval

                  Under the provisions of the Federal Food and Cosmetic Act ("the FDC Act"), the Company must obtain pre-market approval from the FDA prior to commercial use in the United States of the proposed CTLMTM device. There can be no assurance if or when the Company will receive any such clearances or approvals. Obtaining FDA pre-market approval may impose costly requirements on the Company and may delay for a considerable period of time, or prevent, the commercialization of the CTLMTM device.


         Dependence on Market Acceptance

                  There can be no assurance that physicians or the medical community in general will accept and utilize the CTLMTM device. The extent that, and rate of which, the CTLMTM device achieves market acceptance and penetration will depend on many variables including, but not limited to, the establishment and demonstration in the medical community of the clinical safety, efficacy and cost-effectiveness of the CTLMTM device, the advantage of the CTLMTM device over existing technology and cancer detection methods, third-party reimbursements practices and the Company's manufacturing, quality control, marketing and sales efforts. Failure of the Company's products to gain market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business
         - Sales and Marketing," "Business - Manufacturing" and "Business - Reimbursement."

         Limited Marketing and Sales Capability

                  In order to market any products it may develop, the Company will have to develop a marketing and sales force with technical expertise and distribution capability. There can be no assurance that the Company will be able to establish sales and distribution capabilities or that the Company will be successful in gaining market acceptance for any products it may develop. The Company intends to pursue and has secured one or more distribution arrangements in Europe and Asia with strategic marketing partners who have established marketing capabilities. There can be no assurance that the Company on its own, or through arrangements with others, will be able to enter into such arrangements on acceptable terms, if at all. To the extent that the Company arranges with third parties to market its products, the success of such products may depend on the efforts of such third parties. There can be no assurance that the Company will be able to enter any such strategic alliance in Europe or that any of the Company's proposed marketing schedules or plans can or will be met. See "Reliance on International Sales," "Business - Sales and Marketing," and See Business - Government Regulation".


         Limitation on Third-Party Reimbursement; Health Care Reform

                  In the United States, suppliers of health care products and services are greatly affected by Medicare, Medicaid and other government insurance programs, as well as by private insurance reimbursement programs. Third-party payors (Medicare, Medicaid, private health insurance companies and other organizations) may affect the pricing or relative attractiveness of the Company's products by regulating the level of reimbursement provided by such payors to the physicians and clinics utilizing the CTLMTM device or by refusing reimbursement. If examinations utilizing the Company's products were not reimbursed under these programs, the Company's ability to sell its products may be materially and/or adversely affected. There can be no assurance that third-party payors will provide reimbursement for use of the Company's products. Several states and the U.S. government are investigating a variety of alternatives to reform the health care delivery system and further reduce and control health care spending on health care items and services, limit coverage for new technology and limit or control the price health care providers and drug and device manufacturers may charge for their services and products, respectively. If adopted and implemented, such reforms could have material adverse effect on the Company's business, financial condition and results of operations. In international markets, reimbursement by private third-party medical insurance providers, including governmental insurers and independent providers, varies from country to country. In certain countries, the Company's ability to achieve significant market penetration may depend upon the availability of third-party governmental reimbursement. Revenues and profitability of medical device companies may be affected by the continuing efforts of governmental and third party payors to contain or reduce the cost of health care through various means. See "Business - Reimbursement."


         Uncertain Ability to Meet Capital Needs

                  The Company will require substantial additional funds for its research and development programs, preclinical and clinical testing, operating expenses, regulatory processes and manufacturing and marketing programs. The Company's capital requirements will depend on numerous factors, including the progress of its research and development programs, results of preclinical and clinical testing, the time and cost invoked in obtaining regulatory approvals, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments and changes in the Company's existing research, licensing and other relationships and the terms of any new collaborative, licensing and other arrangements that the Company may establish. Moreover, the Company's fixed commitments, including salaries and fee for current employees and consultants, and other contractual agreements and are likely to increase as additional agreements are entered into and additional personnel are retained. See "Business - - Patents," "Business - Licenses and Other Agreements," "Management - Employment Agreements," "Certain Transactions" and "Notes to Financial Statements." The Company may need to raise additional capital to fund its future operations and may seek such additional funding through public or private financing or collaborative, licensing and other arrangements with corporate partners. If additional funds are raised by issuing equity securities, dilution to existing stockholders will result and future investors may be granted rights superior to those of existing stockholders. There can be no assurance, however, that additional financing will be available when needed, or if available, will be available on acceptable terms. Insufficient funds may prevent the company from implementing its business strategy or may require the Company to delay, scale back, or eliminate certain of its research and product development programs or to license to third parties rights to commercialize products or technologies that the Company would otherwise seek to develop itself.

         Dependence on Qualified Personnel

                  Due to the specialized scientific nature of the Company's business, the Company is highly dependent upon its ability to attract and retain qualified scientific, technical and managerial personnel. Therefore the Company has entered into employment agreements with certain of its executive officers and employees. The loss of the services of existing personnel as well as the failure to recruit key scientific, technical and managerial personnel in a timely manner would be detrimental to the Company's research and development programs and to its business. The Company's anticipated growth and expansion into areas and activities requiring additional expertise, such as marketing, will require the additional of new management personnel. Competition for qualified personnel is intense and there can be no assurance that the Company will be able to continue to attract and retain qualified personnel necessary for the development of its business. See "Business
         - Employees and Management."

         Competition

                  The market in which the Company intends to participate is highly competitive. Many of the companies in the cancer diagnostic and screening markets have substantially greater technological, financial, research and development, manufacturing, human and marketing resources and experience than the Company. Such companies may succeed in developing products that are more effective or less costly than the company's products or such companies may be successful in manufacturing and marketing their products than the Company. Physicians using imaging equipment such as x-ray mammography equipment, ultrasound or high frequency ultrasound systems, Magnetic Resonance Imaging (MRI) systems, and thermography, diaphonography and transilluminational devices may not use the company's products. Currently mammography is employed widely and the Company's ability to demonstrate the Company's ability to sell the CTLMTM device to medical facilities will, in part, be dependent on the Company's ability to demonstrate the clinical utility of the CTLMTM device as an adjunct to mammography and physical examination and its advantages over other available diagnostic tests. The competition for developing a commercial device utilizing computed tomography techniques and laser technology is difficult to ascertain given the proprietary nature of the technology. There are a significant number of academic institutions involved in various areas of research involving "optical medical imaging" which is a shorthand description of the technology the Company's CTLMTM device utilizes. A brief list of the most prestigious of these institutions includes the University of Pennsylvania, The City College of New York, and University College London. Two of these institutions have granted licenses on certain patented technologies to two companies: University of Pennsylvania - Non-Invasive Technologies; City College of New York - MediScience, Inc.

Technical Obsolescence

         Methods for the detection of cancer are subject to rapid technological innovation and there can be no assurance that technical changes will not render the Company's proposed products obsolete. There can be no assurance that the development of new types of diagnostic medical equipment or technology will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business Competition."

Reliance on International Sales

         The Company intends to commence international sales of the CTLMTM device in Europe and Asia prior to commencing commercial sales in the United States, where sales cannot occur unless and until the Company receives pre-market approval from the FDA. Thus, until the Company receives pre-market approval from the FDA to market the CTLMTM device, as to which there can be no assurance, the Company revenues, if any, will be derived from sales to international distributors. A significant portion of the Company's revenues, therefore, may be subject to the risks associated with international sales, including economical and political instability, shipping delays, fluctuation of foreign currency exchange rates, foreign regulatory requirements and various trade restrictions, all of which could have a significant impact on the Company's ability to deliver products on a timely basis. Future imposition of, or significant increases in the level of, customs duties, export quotas or other trade restrictions could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business - Sales and Marketing," the regulation of medical devices, particularly in Europe, continue to develop and there can be no assurance that new laws or regulations will not have an adverse effect on the Company.

         Product Liability

         The Company's business exposes it to potential product liability risks which are inherent in the testing, manufacturing and marketing of cancer detection products. Significant litigation, not involving the Company, has occurred in the past based on the allegations of false negative diagnoses of cancer. While the CTLM(TM) device is being developed as a adjunct to other diagnostic techniques, there can be no assurance that the Company will not be subjected to future claims and potential liability.

         Employees

         As of September 24, 1997, the Company had 31 full-time employees, including its three executive officers, and 2 part-time employees. A majority of the Company's employees (22) are employed in the areas of scientific and product research and development.

Item 2.  Description of Property

         The Company's facilities are located at 6531 N.W. 18th Court, Plantation, Florida. The facilities are owned by the Company and comprise a 24,000 sq. ft. building located on a 5 acre landscaped tract. The Company believes that its facility is adequate for its current and reasonably foreseeable future needs. The Company will assemble the device at its facility from hardware components that will be made by vendors to Company specifications. The software components of the device are developed by Company.

Item 3.  Legal Proceedings

         On July 10, 1997, the Company filed an action in the Circuit Court of the 17th Judicial Circuit in and for Broward County, case no. 97-10533, against Mr. Valey Kamalov ("Kamalov"). The complaint alleges that Kamalov, an ex-employee of the Company, violated his employment agreement with the Company while employed and after terminating his employment with the Company by violating non-compete, confidentiality, and invention covenants of the agreement. Upon filing the complaint, the Company sought and was granted injunctive relief against Kamalov during the pendency of the proceedings.

         The Company is not aware of any other material legal proceedings, pending or contemplated, to which the Company is, or would be, a party or of which any of its property is, or would be, the subject.

Item 4. Submission of Matters to a Vote of Security Holders

         NONE

                                    PART II

Item 5.  Market for Registrant's Common Equity and Related Stockholder Matters

         The Company's Common Stock is traded on the over-the-counter bulletin board market. There has been trading in the Company's Common Stock since September 20, 1994. The following table sets forth, for each of the fiscal periods indicated, the high and low trade prices for the Common Stock, as reported on the OTC Bulletin Board. These per share quotations reflect inter-dealer prices in the over-the-counter market without real mark-up, markdown or commissions and may not necessarily represent actual transactions.


               Quarter Ending            High Bid             Low Bid
               Fiscal Year 1995
               ----------------
               September/1994            $1.38                $1.00
               December/1994             $1.44                $ .75
               March/1995                $2.19                $ .50
               June/ 1995                $2.12                $1.46
               Fiscal Year 1996
               ----------------
               September/1995            $ .78                $ .71
               December/1995             $3.15                $ .75
               March/1996                $8.25                $8.00
               June/ 1996                $3.90                $3.87

               Fiscal Year 1997
               ----------------
               September/1996            $3.93                $2.25
               December/1996             $3.93                $1.43
               March/1997                $4.12                $2.43
               June/1997                 $3.06                $2.69

         On June 30, 1997, the closing trade price of the Common Stock as reported on the OTC Bulletin Board was $2.69. As of such date, there were approximately 607 holders of record of the Company's Common Stock.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

         Results of Operations

         Twelve Months Ended June 30, 1997 and June 30, 1996. General and administrative expenses in the aggregate during the twelve months ended June 30, 1997, were $2,212,998 representing a decrease of $486,992 from $2,699,990 during the twelve months ended June 30, 1996. The decrease is due primarily to a substantial decrease of professional fees as a result of hiring employees and non-recurring expenses associated with the clinical sites and attendant expenses. Compensation and related benefits during the twelve months ended June 30, 1997, were $3,934,294 representing an increase of $2,484,063 from $1,450,231 during the twelve months ended June 30, 1996. The increase in compensation and related benefits is due to the hiring of an additional 10 employees and the exercise of incentive and non-qualified stock options by its employees. Research and development expenses during the twelve months ended June 30, 1997, were $1,682,064 representing an decrease of $100,865 from $1,782,929 during the twelve months ended June 30, 1996. This decrease is due primarily to finalizing certain components of the CTLM device.

         Net interest income during the twelve months ended June 30, 1997, was $114,228 representing an increase of $55,920 from $58,308 during the twelvemonths ended June 30, 1996. This increase is due to an increase of funds invested by the Company.

         Depreciation and amortization expenses during the twelve months ended June 30, 1997, were $202,365 representing an increase of $90,693 from $111,672 during the twelve month period ended June 30, 1996. This increase is due primarily to the purchase of the Company's current facility and the attendant improvements.

         Balance Sheet Data

         Liquidity and Capital Resources

         The Company has financed its operations since inception by the issuance of equity securities with aggregate net proceeds of approximately $12,8586,000. In March, 1996 the Company received net proceeds of approximately $3,600,000 from the private placement of its Series A Convertible Preferred Stock offering, approximately $1,600,000 from the private placement of its common stock pursuant to Regulation S of the Securities Act of 1933, as amended, and approximately $2,000,000 from the exercise of options that were granted for services rendered. In December, 1996 the Company received net proceeds of approximately $4,500,000 from the private placement of Series B Convertible Preferred Stock and Warrants pursuant to Regulation D and Section 4(2) of the Securities Act of 1933, as amended.

         The Company's combined cash and cash equivalents totaled $383,223 at June 30, 1997, representing a decrease of $3,592,131 from $3,975,354 at June 30, 1996. The decrease in cash and cash equivalents is due to continuing operations.

         The Company's prototype equipment totaled $1,216,585 at June 30, 1997 and $575,338 at June 30, 1996. All direct costs associated with the prototype equipment have been capitalized. The increase in prototype equipment is due to an increase in the development of the Computed Tomography Laser Mammography (CTLMTM) device and the manufacture of five (5) devices to be placed into clinical sites.

         The Company's property and equipment, net, totaled $3,320,979 at June 30, 1997 and $657,132 at June 30, 1996. This increase is due to the purchase of a building and the attendant improvements.

         The Company does not expect to generate a positive internal cash flow for at least the next twelve (12) months due to the expected increase in spending for research and development and the expected costs of commercializing it initial product, the CTLM device. The Company will require additional funds for its research and development, pre-clinical and clinical testing, operating expenses, Food and Drug Administration regulatory processes, and manufacturing and marketing programs. Accordingly, the Company will be required to raise additional funds prior to the end of calendar year 1997 in order to continue operations. The Company plans to raise additional funds by either: entering into a transaction(s) to privately place equity, either common or preferred stock, or debt securities, or combinations of both; or, placing equity into the public market through an underwritten secondary offering. At the present time, the Company continues to receive indications of interest to provide this additional funding. The Company, however, continues to review and balance these indications of interest and funding requirements against its strategic product development goals.

         On September 24, 1997, the Corporation entered into an agreement with a merchant banker for the sale, pursuant to Regulation S, of up to a total of 200 shares of Series C Convertible Preferred Stock ("Preferred") and Warrants to purchase up to 100,000 shares of the Company's common stock, exercisable at a price equal to the Closing bid price of the common stock as of the Closing Date of the Regulation S Sale (the "Closing Date"), for a total amount of up to $2,000,000. The Preferred is convertible at 75% of the average closing price of the Company's common stock for the five-day trading period ending on the day prior to the date of conversion but in no event will the conversion price be greater than 75% of the average price on the Closing Date, as determined by the average price over the five consecutive trading days ending the trading day prior to the Closing Date. See Financial Statements Note (18) Subsequent Event.


Item 8.  Financial Statements and Supplementary Data

         Index to Consolidated Financial Statements

                                                     Page
                                                     ----
Independent Auditor's Report                         F-1
Financial Statements
Balance Sheet                                        F-2
Statement of Operations                              F-3
Statement of Stockholders' Equity                    F-4
Statement of Cash Flows                              F-7
Notes to Financial Statement                         F-9

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

         Effective August 1, 1997, the accounting firm of Margolies and Fink, Certified Public Accounts for the Company, changed the accounting firms name to Margolies, Fink and Wichrowski, Certified Public Accounts.

                                   PART III

Item 10. Directors, Executive Officers, Promoters and Control Persons; and compliance With Section 16(a) of the Exchange Act.

         All Directors hold their offices until the next shareholder meeting of the Company and until their successors are elected and qualified or until their earlier resignation or removal. Officers are appointed by and serve at the discretion of the Board of Directors.

Business Experience

Richard J. Grable, 55

         Mr. Grable has served as Chief Executive Officer and a Director of the Company since 1994.

         From March, 1994, to the Present: Mr. Grable is Chief Executive Officer and a Director of Imaging Diagnostic Systems, Inc., Sunrise, Fla., a manufacturer of diagnostic imaging systems. Mr. Grable is primarily responsible for the development of the CTLMtm device.

         From January, 1994, to February, 1994: Mr. Grable was vice-president, research and development, for Lintronics Technologies, Inc., Tampa, Fla., a manufacturer of breast imaging systems.

         From March, 1992, to December, 1993: Mr. Grable was a an engineering consultant for Lintronics Technologies, Inc., Tampa, Fla., a manufacturer of breast imaging systems.

         From August, 1991 to February, 1992: Mr. Grable was an engineering consultant for Audio Intelligence Devices, Inc., Ft. Lauderdale, Fla., a manufacturer of surveillance devices.

         From May, 1990, to July, 1991: Mr. Grable was an engineering consultant for Telmed, Inc., Ft. Lauderdale, Fla., a software and electronic design company.

         Linda B. Grable, 60

         Mrs. Grable has served as President and Chairman of the Board of Directors of the Company since 1994.

         From March, 1994, to Present: Mrs. Grable is President and a Director of Imaging Diagnostic Systems, Inc., Sunrise, Fla., a manufacturer of diagnostic imaging systems.

         From September, 1991, to February, 1994: Mrs. Grable was President and Director of VCC Communications, Inc., Tampa, Fla., a manufacturer of voltage controlled oscillators (VCO).

         From August, 1988, to April, 1991: Mrs. Grable was President of Lintronics International Ltd., Inc., Plantation, Fla., a manufacturer of breast imaging systems.

         Allan L. Schwartz, 55

         Mr. Schwartz has served as Executive Vice-President, Chief Financial Officer and a Director of the Company since 1994.

         From March, 1994, to Present: Mr. Schwartz is Executive Vice-President and Chief Financial Officer of Imaging Diagnostic Systems, Inc., Sunrise, Fla., a manufacturer of diagnostic imaging systems.

         From April, 1993, to February, 1994: Mr. Schwartz was President and Director of DynaMed Technologies, Inc., Coral Springs, Florida, a company that developed neural network software for use with laser imaging systems.

         From August, 1991, to April, 1993: Mr. Schwartz was President and Director of Tron Industries, Inc., North Lauderdale, Florida, a developer of low voltage neon novelty products.

         From April, 1991, to July, 1991: Mr. Schwartz worked as a manufacturing consultant for SE Enterprises, Miami, Fla., a manufacturer of prototype homes.

         Peter S. Knezevich, 41

         Mr. Knezevich served as the Company's General Counsel and Vice President from April, 1995 until September 16, 1997, when he resigned for personal reasons.

         Robert H. Wake, 48

         From April, 1995, to Present: Mr. Wake is Director of Engineering for Imaging Diagnostic Systems, Inc., Sunrise, Fla., a manufacturer of diagnostic imaging systems.

         From January, 1994, to March, 1995: Mr. Wake was a consultant to various companies in 3-D computer imaging.

         From October, 1986, to December, 1993: Mr. Wake founded and was President of Reality Imaging Corporation, Solon, Ohio, a manufacturer of 3-D computer imaging systems. Mr. Wake invented the Voxel Flinger 3-D imaging technology.

         Family Relationships

         Mr. Richard J. Grable and Mrs. Linda B. Grable are husband and wife. Further, Richard J. Grable and Linda B. Grable are each "Control Persons" as a result of their control of a majority voting power of the Company's outstanding stock. Both parties disclaim, however, any beneficial interest or ownership in the shares owned by the other party.

Item 10. Executive Compensation

         The information required by this item is hereby incorporated herein by reference to pages 5 through 7 of the Company's Proxy Statement dated September 7, 1997 issued, in connection with its annual meeting to be held on October 15, 1997 ( the "Proxy Statement").

Item 11. Security Ownership of Certain Beneficial Owners and Management.

         The information required by this item is hereby incorporated herein by reference to page 3 of the Company's Proxy Statement.

Item 12. Certain Relationships and Related Transactions

         The information required by this item is hereby incorporated herein by reference to page 4 of the Company's Proxy Statement.


Item 13. Exhibits and Reports on Form 8-K

A) Exhibits included herein:

          Exhibit
            No.        Description
           ---         -----------

         (3)(i).7 Amendment to Article of Incorporation - Designation of Series B Convertible Preferred Shares. Filed as an Exhibit to the Registration Statement on Form S-1 declared effective on July 10,1997. File Number 333-21243.

         (3)(i).6 Amendment to Article of Incorporation - Designation of Series A Convertible Preferred Shares.*

         (3)(i).5      Articles of Incorporation (Florida)*

         (3)(ii).1     By-Laws(Florida)

         (3)(i).4      Certificate of Dissolution*

         (3)(i).3      Articles of Incorporation and By-Laws(New Jersey)**

         (3)(i).1      Certificate and Plan of Merger**

         (3)(i).2      Certificate of Amendment**

         (4).1 Instruments Defining the Rights of Security Holders - Designation of Series A Convertible Preferred Shares.(See Exhibit (3), above).

         (10).1        Facilities Lease(s)**

         (10).2        Incentive Stock Option Plan**

         (10).3        Non-Qualified Stock Option Plan**

         (10).4        Employment Agreement(s)**

         (10).5 Lock Up Agreement By and Between The Company and Richard J. Grable, Linda B. Grable, and Allan L. Schwartz*

         (11)          Schedule of computation of net loss per share.
                       Filed as an Exhibit to the Company's Form 10-KSB for the
                       year ending June 30,    1996.

** Filed as an exhibit to the Company's Form 10-SB, as amended, file number 0-26028, filed on May 6, 1995.


B) Reports on Form 8-K

         99.1          Report dated June 12, 1997.

                                   SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, Imaging Diagnostic Systems, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,


                                   IMAGING DIAGNOSTIC SYSTEMS, INC.


                                   By:  /s/Linda B. Grable
                                        -------------------
                                        Linda B. Grable
                                        Chairman of the Board,
                                        Director, and President.
                                        September 26, 1997

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                                   By:  /s/Linda B. Grable
                                        ------------------
                                        Linda B. Grable
                                        Chairman of the Board and President

                                   Date: September 26, 1997


                                   By:  /s/Richard J. Grable
                                        --------------------
                                        Richard J. Grable
                                        Director and Chief Executive Officer

                                   Date: September 26, 1997


                                   By:  /s/Allan L. Schwartz
                                        --------------------
                                        Allan L. Schwartz
                                        Director and Executive Vice-President

                                   Dated: September 26, 1997

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors and Stockholders
Imaging Diagnostic Systems, Inc.


We have audited the accompanying balance sheet of Imaging Diagnostic Systems, Inc. (a Development Stage Company) as of June 30, 1997 and 1996, and the related statements of operations, stockholders' equity and cash flows for the years ended June 30, 1997 and 1996 and for the period December 10, 1993 (date of inception) to June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Imaging Diagnostic Systems, Inc. (a Development Stage Company), as of June 30, 1997 and 1996 and the results of its operations and its cash flows for the years ended June 30, 1997 and 1996 and for the period December 10, 1993 (date of inception) to June 30, 1997 in conformity with generally accepted accounting principles.

As discussed in Note 3 to the financial statements, the Company has restated its financial statements to reflect the change in accounting for software development costs.

The Company is in the development stage as of June 30, 1997 and to date has had no significant operations. Recovery of the Company's assets is dependent on future events, the outcome of which is indeterminable. In addition, successful completion of the Company's development program and its transition, ultimately, to attaining profitable operations is dependent upon obtaining adequate financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered losses and has yet to generate an internal cash flow that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                   /s/
                                   Margolies, Fink and Wichrowski
                                   Certified Public Accountants

Pompano Beach, Florida
August 6, 1997

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                                  Balance Sheet

                             June 30, 1997 and 1996


                                     ASSETS


                                                   1997            1996
                                               -----------      ----------

Current assets:
  Cash                                         $   383,223      $ 3,975,354
  Restricted certificate of deposit                103,500              --
  Loans receivable-other                            10,073              --
  Prepaid expenses                                  56,792           15,900
                                               -----------      -----------
     Total current assets                          553,588        3,991,254
                                               -----------      -----------

Property and equipment, net                      3,320,979          657,132
Prototype equipment                              1,216,585          575,338
Other assets                                         9,635           53,010
                                               -----------      -----------
                                               $ 5,100,787      $ 5,276,734
                                               ===========      ===========


                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued expenses          $   519,546      $   205,750
Current maturities of capital lease obligations      8,928              --
Stockholder loans                                      --            77,833
                                               -----------      -----------
Total current liabilities                          528,474          283,583
                                               -----------      -----------

Long-term capital lease obligations                 35,849              --
                                               -----------      -----------
Commitments and contingencies
  Stockholders' equity:
  Convertible preferred stock (Series A),
  5% cumulative annual dividend, no par
    value; authorized 2,000,000 shares,
    issued 0 and 2,400 shares, respectively            --         2,160,000
  Convertible preferred stock (Series B),
    7% cumulative annual dividend, no par
    value; authorized 450 shares, issued
    450 and 0 shares, respectively               4,500,000              --
  Common stock, no par value; authorized
    48,000,000 shares, issued 24,905,084 and
    23,023,789 shares, respectively             14,662,966        9,941,066
  Additional paid-in capital                     1,815,496        1,372,540
  Deficit accumulated during the
    development stage                          (16,288,314)      (8,186,146)
                                               -----------      -----------
                                                 4,690,148        5,287,460

Less: subscriptions receivable                     (35,559)         (18,684)
      deferred compensation                       (118,125)        (275,625)
                                               -----------      -----------

      Total stockholders' equity                 4,536,464        4,993,151
                                               -----------      -----------
                                               $ 5,100,787      $ 5,276,734
                                               ===========      ===========


                   See accompanying notes to the financials.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                            Statements of Operations

                                                                                     From Inception
                                                                                   (December 10, 1993
                                                 Year Ended        Year Ended             to
                                               June  30, 1997     June  30, 1996     June 30, 1997
                                               --------------     --------------    -----------------
Compensation and related benefits:
  Administrative and engineering                $ 3,776,794         $ 1,217,731        $ 5,247,472
  Research and development                          616,886             239,669            968,511
Research and development expenses                 1,065,178           1,543,260          2,664,172
Advertising and promotion expenses                  166,520             272,698            544,395
Selling, general and
  administrative expenses                           528,753             297,229            905,385
Clinical expenses                                    33,506             317,310            350,816
Consulting expenses                                 764,364             832,075          1,715,908
Insurance costs                                     121,287              34,097            166,242
Professional fees                                   178,402             630,284            897,105
Stockholder expenses                                 20,902                 --              20,902
Trade show expenses                                 154,782              85,623            289,276
Travel and subsistence costs                        195,585              99,826            345,600
Rent expense                                         48,897             130,848            221,248
Interest expense                                      2,744                 --              27,053
Depreciation and amortization                       202,365             111,672            364,214
Amortization of deferred compensation               157,500             232,500            504,375
Interest income                                    (116,972)            (58,308)          (175,280)
                                                -----------         -----------       ------------
                                                  7,917,493           5,986,514         15,057,394
                                                -----------         -----------       ------------
     Net loss                                    (7,917,493)         (5,986,514)       (15,057,394)

Dividends on cumulative preferred stock:
 From discount at issuance                         (714,155)           (998,400)        (1,712,555)
 Earned                                            (184,675)            (47,845)          (232,520)
Amortization of preferred stock discount            714,155                 --             714,155
                                                -----------         -----------       ------------
     Net loss applicable to common
       shareholders                             $(8,102,168)        $(7,032,759)      $(16,288,314)
                                                ===========         ===========       ============
Net loss per common share:
  Weighted average number of common shares       24,222,966          21,354,155         20,082,632
                                                ===========         ===========       ============
Primary net loss per common share               $      (.33)        $      (.33)      $       (.81)
                                                ===========         ===========       ============

              See accompanying notes to the financial statements.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                       Statements of Stockholders' Equity

          Period December 10, 1993 (date of inception) to June 30, 1997

                                                   Preferred Stock (Series A)   Preferred Stock (Series B)
                                                   --------------------------   --------------------------
                                                     Number of                    Number of
                                                      Shares          Amount       Shares         Amount
                                                   ----------      ----------   -----------    -----------

Balance at December 10, 1993(date of inception)         -0-           $ -0-          -0-         $  -0-
                                                   ----------      ----------   -----------    -----------

Issuance of common stock, restated for reverse
  stock split                                            -               -            -              -

Acquisition of public shell                              -               -            -              -

Net issuance of additional shares of stock               -               -            -              -

Common stock sold                                        -               -            -              -

Net loss                                                 -               -            -              -
                                                   ----------      ----------   -----------    -----------
Balance at June 30, 1994                                 -               -            -              -

Common stock sold                                        -               -            -              -

Common stock issued in exchange for services             -               -            -              -

Common stock issued with employment agreement            -               -            -              -

Common stock issued for compensation                     -               -            -              -

Stock options granted                                    -               -            -              -

Amortization of deferred compensation                    -               -            -              -

Forgiveness of officers' compensation                    -               -            -              -

Net loss                                                 -               -            -              -
                                                   ----------      ----------   -----------    -----------
Balance at June 30, 1995                                 -               -            -              -
                                                   ----------      ----------   -----------    -----------


                                                            Deficit
                                                        Common Stock
                                                  -----------------------                       Accumulated
                                                   Number of                    Additional       During the
                                                                                  Paid-In        Development       Subscriptions
                                                   Shares          Amount         Capital          Stage           Receivable
                                                  ----------   ----------      -------------   --------------      -------------
Balance at December 10, 1993(date of inception)       -0-         $ -0-           $ -0-          $  -0-            $   -0-
                                                  ----------   ----------         ----------   --------           ---------

Issuance of common stock, restated for reverse
stock split                                          510,000       50,000            -               -                  -

Acquisition of public shell                          178,752          -              -               -                  -

Net issuance of additional shares of stock        15,342,520       16,451            -               -                  -

Common stock sold                                     36,500       36,500            -               -                  -

Net loss                                                  -            -             -         (66,951)                 -
                                                  ----------    ---------         ---------    -------            --------

Balance at June 30, 1994                          16,067,772      102,951            -         (66,951)                -0-

Common stock sold                                  1,980,791    1,566,595            -               -           (523,118)

Common stock issued in exchange for services         115,650      102,942            -               -                  -

Common stock issued with employment agreement         75,000       78,750            -               -                  -

Common stock issued for compensation                 377,500      151,000            -               -                  -

Stock options granted                                    -            -            622,500           -                  -

Amortization of deferred compensation                    -            -              -               -                  -

Forgiveness of officers' compensation                    -            -             50,333           -                  -

Net loss                                                 -            -              -      (1,086,436)                 -
                                                  ----------   ---------         ---------  ----------          ----------

Balance at June 30, 1995                          18,616,713    2,002,238          672,833  (1,153,387)           (523,118)
                                                  ----------   ---------         ---------  ----------          ----------
Deferred
                                                       Compensation             Total
                                                       -------------         ------------
Balance at December 10, 1993(date of inception)         $   -0-              $    -0-
                                                       -------------         ------------

Issuance of common stock, restated for reverse
 stock split                                                 -                     50,000

Acquisition of public shell                                  -                        -

Net issuance of additional shares of stock                   -                     16,451

Common stock sold                                            -                     36,500

Net loss                                                     -                    (66,951)
                                                       -------------         ------------

Balance at June 30, 1994                                     -                     36,000

Common stock sold                                            -                  1,043,477

Common stock issued in exchange for services                 -                    102,942

Common stock issued with employment agreement                -                     78,750

Common stock issued for compensation                         -                    151,000

Stock options granted                                    (622,500)                    -

Amortization of deferred compensation                     114,375                 114,375

Forgiveness of officers' compensation                        -                     50,333

Net loss                                                     -                 (1,086,436)
                                                       -------------         ------------

Balance at June 30, 1995                                 (508,125)                490,441
                                                       -------------         ------------

                                     (Continued)

              See accompanying notes to the financial statements.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                 Statements of Stockholders' Equity (Continued)

          Period December 10, 1993 (date of inception) to June 30, 1997

                                                  Preferred Stock (Series A)     Preferred Stock (Series B)
                                                  ----------------------------   ----------------------------
                                                  Number of                      Number of
                                                  Shares             Amount      Shares             Amount
                                                  -------------   ------------   -----------   --------------

Balance at June 30, 1995                                -                -             -              -
                                                  -------------   -------------  -----------   --------------
Preferred stock sold, including dividends             4,000         3,600,000          -              -
Common stock sold                                       -                -             -              -
Cancellation of stock subscription                      -                -             -              -
Common stock issued in exchange for services            -                -             -              -

Common stock issued with exercise of stock options      -                -             -              -
Common stock issued with exercise of options
  for compensation                                      -                -             -              -

Conversion of preferred stock to common stock        (1,600)       (1,440,000)         -              -

Common stock issued as payment of preferred
stock dividends                                         -                -             -              -

Dividends accrued on preferred
stock not yet converted                                 -                -             -              -

Collection of stock subscriptions                       -                -             -              -

Amortization of deferred compensation                   -                -             -              -

Forgiveness of officers' compensation                   -                -             -              -

Net loss                                                -                -             -              -
                                                  ----------       -----------   -----------      -----------

Balance at June 30, 1996                              2,400         2,160,000          -              -

Deficit
                                                        Common Stock                             Accumulated
                                                  -----------------------        Additional       During the
                                                   Number of                      Paid-In        Development       Subscriptions
                                                   Shares          Amount         Capital           Stage           Receivable
                                                  -----------  ----------      -------------   --------------     ---------------
Balance at June 30, 1995                           18,616,713   2,002,238           672,813     (1,153,387)           (523,118)
                                                   ----------   ---------         ---------     ----------          ----------

Preferred stock sold, including dividends                 -           -             998,400       (998,400)                  -

Common stock sold                                      70,471   1,561,110               -                -                   -

Cancellation of stock subscription                   (410,500)   (405,130)              -                -             405,130

Common stock issued in exchange for services        2,503,789   4,257,320               -                -                   -

Common stock issued with exercise of stock
options                                               191,500     104,375               -                -              (4,375)

Common stock issued with exercise of options
for compensation                                      916,400     367,164               -                -                   -

Conversion of preferred stock to common stock         420,662   1,839,360          (399,360)             -                   -

Common stock issued as payment of preferred
stock dividends                                         4,754      14,629               -          (14,629)                  -

Dividends accrued on preferred
stock not yet converted                                   -            -                -          (33,216)                  -

Collection of stock subscriptions                         -            -                -                -             103,679

Amortization of deferred compensation                     -            -                -                -                   -

Forgiveness of officers' compensation                     -            -            100,667              -                   -

Net loss                                                  -            -                -       (5,986,514)                  -
                                                   ----------   ---------         ---------     ----------          ----------

Balance at June 30, 1996                           23,023,789   9,941,066         1,372,540     (8,186,146)            (18,684)
                                                   ----------   ---------         ---------     ----------          ----------

                                                      Deferred
                                                    Compensation    Total
                                                    ------------  ----------
Balance at June 30, 1995                              (508,125)      490,441
                                                     ---------    ----------

Preferred stock sold, including dividends                 -        3,600,000

Common stock sold -
1,561,110

Cancellation of stock subscription                        -             -

Common stock issued in exchange for services              -        4,257,320

Common stock issued with exercise of stock options        -          100,000

Common stock issued with exercise of options
for compensation                                          -          567,164

Conversion of preferred stock to common stock             -             -

Common stock issued as payment of preferred
stock dividends                                           -             -

Dividends accrued on preferred
stock not yet converted                                   -          (33,216)

Collection of stock subscriptions                         -          103,679

Amortization of deferred compensation                  232,500       232,500

Forgiveness of officers' compensation                     -          100,667

Net loss                                                  -       (5,986,514)
                                                     ---------    ----------

Balance at June 30, 1996                              (275,625)    4,993,151
                                                     ---------    ----------

                                                                      Continued)

              See accompanying notes to the financial statements.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                 Statements of Stockholders' Equity (Continued)

          Period December 10, 1993 (date of inception) to June 30, 1997


                                                Preferred Stock (Series A)    Preferred Stock (Series B)
                                               ----------------------------  ----------------------------
                                                Number of                     Number of
                                                Shares             Amount     Shares            Amount
                                               -------------   ------------  -----------     ------------
Balance at June 30, 1996                             2,400       2,160,000          -                -
                                                ----------       -----------  ----------      -----------

Preferred stock sold, including dividends              -               -           450        4,500,000

Conversion of preferred stock to common stock       (2,400)     (2,160,000)         -                -

Common stock issued in exchange for services           -               -            -                -

Common stock issued for compensation                   -               -            -                -

Common stock issued with exercise of stock options     -               -            -                -

Common stock issued with exercise of stock options
through stock appreciation rights                      -               -            -                -

Cancellation of stock issued to employee               -               -            -                -

Common stock issued as payment of preferred
stock dividends                                        -               -            -                -

Payment of accrued dividends on converted shares       -               -            -                -

Dividends accrued on preferred
stock not yet converted                                -               -            -                -

Collection of stock subscriptions                      -               -            -                -

Amortization of deferred compensation                  -               -            -                -

Amortization of preferred stock dividend               -               -            -                -

Net loss                                               -               -            -                -
                                                ----------      ----------   ---------       ----------

Balance at June 30, 1997                               -             $ -          450        $4,500,000
                                                ----------      ----------   ---------       ----------

Deficit
                                                           Common Stock                               Accumulated
                                                     ----------------------------      Additional      During the
                                                     Number of                         Paid-In        Development    Subscriptions
                                                     Shares              Amount        Capital           Stage        Receivable
                                                     -----------     ------------    -------------   -------------  ---------------

Balance at June 30, 1996                               23,023,789       9,941,066       1,372,340      (8,186,146)         (8,614)
                                                     ------------    ------------    ------------    ------------    ------------
Preferred stock sold, including dividends                    --              --           714,144        (714,155)             --

Conversion of preferred stock to common stock           1,041,202       2,759,040         599,040              --              --

Common stock issued in exchange for services              214,200         630,129            --                --              --

Common stock issued for compensation                      313,200         918,364

Common stock issued with exercise of stock options         17,000          33,750          11,521              --         (33,750)

Common stock issued with exercise of stock options
through stock appreciation rights                         334,933         363,514         950,473              --              --

Cancellation of stock issued to employee                 (150,000)        (52,500)           --                --              --

Common stock issued as payment of preferred
stock dividends                                            20,760          49,603            --           (49,603)             --

Payment of accrued dividends on converted shares             --              --              --            33,216              --

Dividends accrued on preferred
stock not yet converted                                      --              --              --          (168,288)             --

Collection of stock subscriptions                            --              --              --                --          16,875

Amortization of deferred compensation                        --              --              --                --              --

Amortization of preferred stock dividend                     --              --          (714,155)        714,155              --

Net loss                                                     --              --              --        (7,917,493)             --

                                                     ------------    ------------    ------------    ------------    ------------

Balance at June 30, 1997                               24,905,084    $ 14,662,966    $  1,185,496    $(16,288,314)   $    (35,519)
                                                     ------------    ------------    ------------    ------------    ------------

                                                              Deferrred
                                                             Compensation     Total
                                                            --------------  ---------

Balance at June 30, 1996                                     (215,625)      4,993,151
                                                             ---------     ----------
Preferred stock sold, including dividends                        -          4,500,000

Conversion of preferred stock to common stock                    -             -

Common stock issued in exchange for services                     -            650,129

Common stock issued for compensation                             -            918,364

Common stock issued with exercise of stock options               -             91,521

Common stock issued with exercise of stock options
through stock appreciation rights                                -          1,313,989

Cancellation of stock issued to employee                         -            (52,500)

Common stock issued as payment of preferred
stock dividends                                                  -               -

Payment of accrued dividends on converted shares                 -             33,216

Dividends accrued on preferred
stock not yet converted                                           -          (168,288)

Collection of stock subscriptions                                 -            16,875

Amortization of deferred compensation                         157,500         157,500

Amortization of preferred stock dividend                          -        (7,917,493)

Net loss                                                          -        (7,917,493
                                                             ---------     ----------

Balance at June 30, 1997                                    $(118,125)     $4,536,464
                                                             ---------     ----------

              See accompanying notes to the financial statements.

                       IMAGING DIAGNOSTIC SYSTEMS, INC.
                         (a Development Stage Company)

                           Statements of Cash Flows

                          Increase (Decrease) in Cash

                                                                                         From Inception
                                                                                       (December 10, 1993
                                                        Year Ended        Year Ended           to
                                                       June  30, 1997   June  30, 1996    June 30, 1997)
                                                       --------------   --------------  -----------------

Net loss                                                 $ (7,917,493)   $ (5,986,514)   $(15,057,394)
                                                         ------------    ------------    ------------
Adjustments to reconcile net loss to net cash
  used for operating activities:

 Depreciation and amortization                                202,365         111,672         364,214

 Amortization of deferred compensation                        157,500         232,500         504,375

 Noncash compensation and consulting expenses               2,957,128       3,049,113       6,310,516

 (Increase) in restricted certificate of deposit             (103,500)           --          (103,500)

 (Increase) decrease in loans receivable
  -shareholders and others                                    (10,073)         48,600         (10,073)

 (Increase) decrease in prepaid expenses                      (40,892)        (15,900)        (56,792)

 (Increase) decrease in other assets                           43,375         (50,346)         (9,635)

 Increase in accounts payable
   and accrued expenses                                       178,724          88,074         351,258
                                                         ------------    ------------    ------------

   Total adjustments                                        3,384,627       3,463,713       7,350,363
                                                         ------------    ------------    ------------

   Net cash used for operating activities                  (4,532,866)     (2,522,801)     (7,707,031)
                                                         ------------    ------------    ------------

Cash flows from investing activities:

Prototype equipment                                          (641,247)       (304,963)     (1,216,585)

Capital expenditures                                       (2,815,923)       (471,930)     (3,545,256)
                                                         ------------    ------------    ------------

Net cash used for investing activities                     (3,457,170)       (776,893)     (4,761,841)
                                                         ------------    ------------    ------------

Cash flows from financing activitie
 Repayment of capital lease obligation                         (5,512)           --             5,512)

 Proceeds from stockholder loans, net                         (77,833)         29,060            --

 Proceeds from issuance of preferred stock                  4,500,000       3,600,000       8,100,000

 Net proceeds from issuance of common stock                   (18,750)      3,629,929       4,757,607
                                                         ------------    ------------    ------------

  Net cash provided by financing activities                 4,397,905       7,258,989      12,852,095
                                                         ------------    ------------    ------------

Net increase (decrease) in cash                            (3,592,131)      3,959,295         383,223

Cash and cash equivalents at beginning of period            3,975,354          16,059          -0-
                                                         ------------    ------------    ------------

Cash and cash equivalents at end of period               $    383,223    $  3,975,354    $    383,223
                                                         ============    ============    ============

                                                                   (Continued)

              See accompanying notes to the financial statements.

                       IMAGING DIAGNOSTIC SYSTEMS, INC.
                         (a Development Stage Company)

                      Statement of Cash Flows (Continued)

                                                                                                       From Inception
                                                                                                     (December 10, 1993
                                                                         Year Ended      Year Ended          to
                                                                       June  30, 1997  June  30, 1996   June 30, 1997)
                                                                       --------------  --------------  -----------------
Supplemental disclosures of cash flow information:

Cash paid for interest                                                    $     2,744    $      --        $   27,053
                                                                          ===========    ===========      ==========

Supplemental disclosures of noncash investing and financing activities:

  Issuance of common stock and options
    in exchange for services                                              $   650,129    $ 2,487,025      $3,290,429
                                                                          ===========    ===========      ==========

  Issuance of common stock in
    exchange for property and equipment                                   $      --      $    10,900      $   89,650
                                                                          ===========    ===========      ==========

  Issuance of common stock for compensation                               $   918,364    $   567,164      $1,636,528
                                                                          ===========    ===========      ==========

  Issuance of common stock through
    exercise of incentive stock options                                   $ 1,405,510    $      --        $1,405,510
                                                                          ===========    ===========      ==========
Issuance of common stock as
payment for preferred stock dividends                                     $    49,603    $    14,629      $   64,232
                                                                          ===========    ===========      ==========

Acquisition of property and equipment
through the issuance of a capital
lease payable                                                             $    50,289    $      --        $   50,289
                                                                          ===========    ===========      ==========

              See accompanying notes to the financial statements.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                          Notes to Financial Statements


(1)      BACKGROUND

The Company, ("Imaging Diagnostic Systems, Inc.") was organized in the state of New Jersey on November 8, 1985, under its original name of Alkan Corp. On April 14, 1994, a reverse merger was effected between Alkan Corp. and the Florida corporation of Imaging Diagnostic Systems, Inc.("IDSI-Fl."). IDSI-Fl. was formed on December 10, 1993.(see Note 4) Effective July 1, 1995 the Company changed its corporate status to a Florida corporation.

The Company is in the business of developing medical imaging devices based upon the combination of the advances made in ultrafast electro-optic technology and the unique knowledge of medical imaging devices held by the founders of the Company. Previously, the technology for these imaging devices had not been available. The initial CTLM(TM) prototype has been developed with the use of "Ultrafast Laser Imaging Technology"(TM), and this technology was first introduced at the "RSNA" scientific assembly and conference during late November 1994. The completed CTLM(TM) device was exhibited at the "RSNA" conference November 26-30, 1995. The Company exhibited the pilot production run CTLM(TM) device at the "RSNA" conference held in Chicago on December 1-6, 1996. The Company filed its initial patent application for the CTLM(TM) device on June 7, 1995 and has subsequently filed for foreign patent protection.

The initial CTLM(TM) prototype produced live images of an augmented breast on February 23, 1995. From the experience gained with this initial prototype, the Company continued its research and development resulting in new hardware and software enhancements. The Food and Drug Administration (FDA) approved calibration Investigational Device Exemption ("IDE") clinical testing in the Company's laboratory. This phase of clinical testing was approved for a small number of calibration scans on volunteers. At the conclusion of the calibration studies, the Company will commence its first clinical trial at the Strax Diagnostic Breast Institute under a Phase I - IDE application, which was approved by the FDA on February 9, 1996. Four additional clinical sites are planned by the end of calendar 1997.

The Company is currently in a development stage and is in the process of raising additional capital. There is no assurance that once the development of the CTLM(TM) prototype is completed and finally gains Federal Drug Administration marketing clearance, that the Company will achieve a profitable level of operations.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a) Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (b) Cash and cash equivalents

         Holdings of highly liquid investments with original maturities of three months or less and investment in money market funds are considered to be cash equivalents by the Company.

         (c) Prototype equipment

         The direct costs associated with the final CTLM(TM) prototypes have been capitalized. On June 17, 1996 the Company's Director of Research and Development and the Director of Engineering decided to discontinue with the development of the then current generation proprietary scanner and data collection system (components of the prototype CTLM(TM) device) and to begin development of a third generation scanner and data collection system. As a result, certain items amounting to $677,395 were reclassified as follows:
$512,453 as research and development expense and $164,941 as computer and lab equipment. The costs associated with the completed prototype units placed at clinical test locations will be transferred to clinical equipment at their historical cost. The prototype costs will be amortized over a period of five years upon placement of the equipment at the clinical testing locations.

         (d) Property, equipment and software development costs

         Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortizationare computed using straight-line methods over the estimateduseful lives of the related assets.

         Under the criteria set forth in Statement of Financial Accounting Standards No. 86, capitalization of software development costs begins upon the establishment of technological feasibility for the product. The establishment of technological

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)

(2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (d) Property, equipment and software development costs (Continued)

         feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgement by management with respect to certain external factors, including, but not imited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technology. After considering the above factors, the Company has determined that software development costs, incurred subsequent to the initial acquisition of the basic software technology, should be properly expensed. Such costs are included in research and development expense in the accompanying statements of operations.

         (e) Research and Development

         Research and development expenses consist principally of expenditures for equipment and outside third-party consultants which are used in testing and the development of the Company's prototypes, product software and compensation to specific company personnel. The non-payroll related expenses include testing at outside laboratories, parts associated with the design of initial components and tooling costs, and other costs which do not remain with the developed CTLM(TM) prototype. The software development costs are with outside third-party consultants involved with the implementation of final changes to the developed software. All research and development costs are expensed as incurred.

         (f) Net loss per share

         Net loss per share of common stock is computed by dividing the net loss applicable to common shareholders by the weighted average number of common shares outstanding and common stock equivalents. Stock options and the convertible preferred stock are considered common stock equivalents unless their inclusion would be anti-dilutive.

2)       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (g) Income taxes

         Effective December 10, 1993, the Company adopted the method of accounting for income taxes pursuant to the Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires an asset and liability approach for financial accounting and reporting for income taxes. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the year that includes the enactment date.

         (h) Reclassifications

         Certain amounts in the prior period financial statements have been reclassified to conform with the current period presentation.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


 (3)     RESTATEMENT

The Company had been capitalizing the costs associated with the final development of the CTLM(TM) software from its initial acquisition phase to the software being used in the CTLM(TM) machine currently undergoing tests at clinical locations. Effective December 31, 1996, the Company has restated its financial statements to expense all additional costs incurred since the acquisition of the original software. Accordingly, the Company has expensed a total of $869,692 as additional research and development costs through December 31, 1996, of which $436,736 was applicable to the fiscal year ended June 30, 1996.


(4)      MERGER

On April 14, 1994, IDSI-Fl. acquired substantially all of the issued and outstanding shares of Alkan Corp. The transaction was accounted for as a reverse merger in accordance with Accounting Principles Board Opinion #16, wherein the shareholders of IDSI-Fl. retained the majority of the outstanding stock of Alkan Corp. after the merger.(see Note 14)


(4)      MERGER (Continued)

As reflected in the Statement of Stockholders' Equity, the Company recorded the merger with the public shell at its cost, which was zero, since at that time the public shell did not have any assets or equity. There was no basis adjustment necessary for any portion of the merger transaction as the assets of IDSI-Fl. were recorded at their net book value at the date of merger. The 178,752 shares represent the exchange of shares between the companies at the time of merger.

As part of the transaction, the certificate of incorporation of Alkan was amended to change its name to Imaging Diagnostic Systems, Inc.


(5)      GOING CONCERN

The Company is currently a development stage company and its continued existence is dependent upon the Company's ability to resolve its liquidity problems, principally by obtaining additional debt financing and/or equity capital. The Company has yet to generate an internal cash flow, and until the sales of its product begins, the Company is totally dependent upon the debt and equity funding.

As a result of these factors, there exists substantial doubt about the Company's ability to continue as a going concern. However, management of the Company is continually negotiating with various outside entities for additional funding necessary to complete the clinical testing phase of development, required before they can receive FDA marketing clearance. In addition, management has been able to raise the necessary capital to reach

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)



this stage of product development and has been able to fund any capital requirements to date. There is no assurance that once the development of the CTLM(TM) prototype is completed and finally gains Federal Drug Administration marketing clearance, that the Company will achieve a profitable level of operations.


(6)      RESTRICTED CERTIFICATE OF DEPOSIT

The Company has issued an irrevocable letter of credit, due on October 4, 1997, towards the purchase of laboratory equipment. The letter of credit is secured with the certificate of deposit.

(7)      STOCKHOLDERS' LOANS - RECEIVABLES AND PAYABLES

Certain of the major shareholders have advanced funds to the Company during 1995 and 1996. These loans are unsecured and non-interest bearing. These loans have been repaid in full during the year ended June 30, 1997.

(8)      PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, less accumulated depreciation:

                                                           June 30,
                                                ----------------------------
                                                    1997             1996
                                                -----------       ----------
   Furniture and fixtures                       $   240,029       $  28,199
   Building and land                              2,081,399           --
   Clinical equipment                               250,000           --
   Computers and equipment                          389,373         164,270
   CTLM(TM) software costs                          352,932         352,932
   Trade show equipment                             153,193          81,416
   Laboratory equipment                             179,862         153,758
   Leasehold improvements                             --             38,407
                                                -----------       ---------

                                                  3,646,788         818,982
   Less: accumulated depreciation                  (325,809)       (161,850)
                                                -----------       ---------

            Totals                              $ 3,320,979       $ 657,132
                                                ===========       =========

The estimated useful lives of property and equipment for purposes of computing depreciation and amortization are:

       Furniture, fixtures, clinical, computers, laboratory
         equipment and trade show equipment                    5-7 years
       Building                                                 40 years
       CTLM(TM) software costs                                   5 years
       Leasehold improvements                                   Length of
         lease

Telephone equipment, acquired under a long-term capital lease at a cost of $50,289, is included in furniture and fixtures. The net unamortized cost of the CTLM(TM) software at June 30, 1997 and 1996 are $225,007 and $279,353,
respectively, which represents the net realizable value of the CTLM(TM) software at the end of each period presented. Amortization expense related to the CTLM(TM) software for each period presented in the statement of operations is as follows:


(8)      PROPERTY AND EQUIPMENT (Continued)

                      Period ended                     Amount
                      ------------                   ---------
                        6/30/97                      $  54,345
                        6/30/96                         54,345
                        6/30/95                         19,160
                        6/30/94                             73
                                                     ---------
                    Total                            $ 127,923
                                                     =========


(9)      OTHER ASSETS

Other assets consist of the following:
                                                                June 30,
                                                         ---------------------
                                                            1997        1996
                                                         ---------    --------
   Deposit on purchase of new building                   $    --      $ 50,000
   Security deposits                                         9,635       3,010
                                                         ---------    --------

             Totals                                      $   9,635    $ 53,010
                                                         =========    ========

The Company had paid a $50,000 deposit on the acquisition of a building, with a purchase price of $1,250,000, as of June 30, 1996, which was finally acquired on August 29, 1996.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(10)     ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

                                                                June 30,
                                                         ----------------------
                                                            1997         1996
                                                         ---------    ---------
   Accounts payable - trade                              $ 276,096  $ 165,047
   Preferred stock dividends payable                       168,288     33,216
   Accrued property taxes payable                           14,000       --
   Accrued compensated absences                             56,632       --
   Payroll taxes payable                                     4,530      7,487
                                                         ---------  ---------

                Totals                                   $ 519,546  $ 205,750
                                                         =========  =========

(11)     LEASES

The Company has entered into a lease arrangement which expires in 2002 for its telephone equipment. This arrangement transfers to the Company substantially all of the risks and benefits of ownership of the related asset. The asset has been capitalized as property and equipment (see Note 8) and the obligation has been recorded as debt. At June 30, 1997, approximate future minimum lease payments under capitalized lease obligations were as follows:
     Year ending June 30,
     --------------------
            1998                                                 $  12,384
            1999                                                    12,384
            2000                                                    12,384
            2001                                                    12,384
            2002                                                     4,128
                                                                 ---------
            Total minimum lease payments                            53,664
            Less amount representing interest                       (8,887)
                                                                 ---------

            Present value of net minimum lease payments             44,777

            Less current portion                                    (8,928)
                                                                 ---------

            Long-term portion                                    $  35,849
                                                                 =========

                                                                  (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)

The Company also leases certain office equipment under an operating lease expiring in June 1998. The Company's lease for its office space expired during the fiscal year ended June 30, 1997.

Minimum future lease payments under the non-cancelable operating lease having a remaining term in excess of one year as of June 30, 1997 for the next year total $3,396.


(12)     INCOME TAXES

No provision for income taxes has been recorded in the accompanying financial statements as a result of the Company's net operating losses. The Company has unused tax loss carryforwards of approximately $11,045,000 to offset future taxable income. Such carryforwards expire in years beginning 2009. The deferred tax asset recorded by the Company as a result of these tax loss carryforwards is approximately $3,755,000 and $1,538,500 at June 30, 1997 and 1996, respectively. The Company has reduced the deferred tax asset resulting from its tax loss carryforwards by a valuation allowance of an equal amount as the realization of the deferred tax asset is uncertain. The net change in the deferred tax asset and valuation allowance from July 1, 1996 to June 30, 1997 was an increase of approximately $2,216,500.


(13)     CONVERTIBLE PREFERRED STOCK

On April 27, 1995, the Company amended the Articles of Incorporation to provide for the authorization of 2,000,000 shares of no par value preferred stock. The shares were divided out of the original 50,000,000 shares of no par value common stock.

The Company issued 4,000 shares of "Series A Convertible Preferred Stock" ("Series A Preferred Stock") on March 21, 1996 under a Regulation S Securities Subscription Agreement. The agreement called for a purchase price of $1,000 per share, with net proceeds to the Company, after commissions and issuance costs, amounting to $3,600,000.

The holders of the Series A Preferred Stock may convert up to 50% prior to May 28, 1996, and may convert their remaining shares subsequent to May 28, 1996 without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Preferred Stock will receive shares determined by dividing (I) the sum of $1,000 plus the amount of all accrued but unpaid dividends on the shares of Convertible Preferred Stock being so converted by the (ii) "Conversion Price". The "Conversion Price" shall be equal to seventy-five percent (75%) of the Market Price of the Company's common stock; provided, however, that in no event will the "Conversion Price" be greater than the closing bid price per share of common stock on the date of conversion.

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(13)     CONVERTIBLE PREFERRED STOCK (Continued)

The agreement provides that no fractional shares shall be issued. In addition, provisions are made for any stock dividends or stock splits that the Company may issue with respect to their no par value common stock. The Company is also required to reserve and keep available out of its authorized but unissued common stock such number of shares of common stock as shall be available to effect the conversion of all of the outstanding shares of Series A Convertible Preferred Stock. The holders of the Series A Preferred Stock are also entitled to receive a five percent (5%) per share, per annum dividend out of legally available funds and to the extent permitted by law. These dividends are payable quarterly on the last business day of each quarter commencing with the calendar quarter next succeeding the date of issuance of the Series A Preferred Stock. Such dividends shall be fully cumulative and shall accrue, whether or not declared by the Board of Directors of the Company, and may be payable in cash or in freely tradeable shares of common stock.

The Series A Preferred Stockholders shall have voting rights similar to those of the regular common stockholders, with the number of votes equal to the number of shares of common stock that would be issued upon conversion thereof. The Series A Preferred Stock shall rank senior to any other class of capital stock of the Company now or hereafter issued as to the payment of dividends and the distribution of assets on redemption, liquidation, dissolution or winding up of the Company.

As of June 30, 1996, 1,600 shares of the Series A Preferred Stock had been converted into a total 425,416 shares (including accumulated dividends) of the Company's common stock. The remaining 2,400 shares of Series A Preferred Stock were converted into 1,061,202 shares (including accumulated dividends) of the Company's common stock during the fiscal year ended June 30, 1997.

The Company issued 450 shares of "Series B Convertible Preferred Stock" ("Series B Preferred Stock") and warrants to purchase up to an additional 112,500 shares of common stock on December 17, 1996 pursuant to Regulation D and Section 4(2) of the Securities Act of 1933. The agreement called for a purchase price of $10,000 per share, with proceeds to the Company amounting to $4,500,000.

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(13)     CONVERTIBLE PREFERRED STOCK (Continued)

The holders of the Series B Preferred Stock may convert up to 34% of the Series B Preferred Stock 80 days from issuance (March 7, 1997), up to 67% of the Series B Preferred Stock 100 days from issuance (March 27, 1997), and may convert their remaining shares 120 days from issuance (April 19, 1997) without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Series B Preferred Stock will receive shares determined by dividing (I) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion. The "Conversion Price" shall be equal to eighty-two percent (82%) of the Market Price of the Company's common stock; provided, however, that in no event will the "Conversion Price" be greater than $3.85. The warrants are exercisable at any time for an exercise price of $5.00 and will expire five years from the date of issue.

The agreement provides that no fractional shares shall be issued. In addition, provisions are made for any stock dividends or stock splits that the Company may issue with respect to their no par value common stock. The Company is also required to reserve and keep available out of its authorized but unissued common stock such number of shares of common stock as shall be available to effect the conversion of all of the outstanding shares of Convertible Preferred Stock. The holders of the Series B Preferred Stock are also entitled to receive a seven percent (7%) per share, per annum dividend out of legally available funds and to the extent permitted by law. These dividends are payable quarterly on the last business day of each quarter commencing with the calendar quarter next succeeding the date of issuance of the Series B Preferred Stock. Such dividends shall be fully cumulative and shall accrue, whether or not declared by the Board of Directors of the Company, and may be payable in cash or in freely tradeable shares of common stock.

The Series B Preferred Stockholders shall have voting rights similar to those of the regular common stockholders, with the number of votes equal to the number of shares of common stock that would be issued upon conversion thereof. The Series B Preferred Stock shall rank senior to any other class of capital stock of the Company now or hereafter issued as to the payment of dividends and the distribution of assets on redemption, liquidation, dissolution or winding up of the Company.

As of June 30, 1997, none of the Series B Preferred Stock or the associated warrants had been converted, and there was a total of $168,288 of accrued dividends payable.

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)

(14)     COMMON STOCK

On June 8, 1994, at a special meeting of shareholders of the Company, a one for one hundred reverse stock split was approved reducing the number of issued and outstanding shares of common stock from 68,875,200 shares to 688,752 shares (510,000 shares of original stock, for $50,000, and the 178,752 shares acquired in the merger). In addition, the board of directors approved the issuance of an additional 27,490,000 shares of common stock that had been provided for in the original merger documents. However, during April, 1995 the four major shareholders agreed to permanently return 12,147,480 of these additional shares. Therefore, the net additional shares of common stock issued amounts to 15,342,520 shares, and the net additional shares issued as a result of this transaction have been reflected in the financial statements of the Company. (See Statement of Stockholders' Equity)

The Company has sold 1,290,069 shares of its common stock through Private Placement Memorandums dated April 20, 1994 and December 7, 1994, as subsequently amended. The net proceeds to the Company under these Private Placement Memorandums were approximately $1,000,000. In addition, the Company has sold 690,722 shares of "restricted common stock" during the year ended June 30, 1995. These shares are restricted in terms of a required holding period before they become eligible for free trading status. As of June 30, 1995, receivables from the sale of common stock during the year amounted to $523,118. The Company has an escrow agent as custodian for these unpaid shares. During the year ended June 30, 1996, 410,500 shares of the common stock related to these receivables were canceled and $103,679 was collected on the receivable. The unpaid balance on these original sales and other subsequent sales of common stock, in the amount of $35,559, as of June 30, 1997, is reflected as a reduction to stockholder's equity on the Company's balance sheet.

During the year ended June 30, 1995, 115,650 shares of common stock were issued to satisfy obligations of the Company amounting to $102,942, approximately $.89 per share. The stock was recorded at the fair market value at the date of issuance.

During the year ended June 30, 1995, the wages accrued to the officers of the Company in the amount of $151,000, was satisfied with the issuance of 377,500 shares of restricted common stock. Compensation expenses had been charged during the fiscal year pursuant to the employment agreements with the officers. In addition, during the year ended June 30, 1995, 75,000 shares of restricted common stock were issued to a company executive pursuant to the employment agreement with this executive. Compensation expense of $78,750 was recorded in conjunction with this transaction.
                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(14)     COMMON STOCK (Continued)

During the year ended June 30, 1996, the Company sold, under the provisions of Regulation S, a total of 700,471 shares of common stock. The proceeds from the sale of these shares of common stock amounted to $1,561,110. The Company issued an additional 2,503,789 shares ($4,257,320) of its common stock as a result of the exercise of stock options issued in exchange for services rendered during the year. Cash proceeds associated with the exercise of these options and the issuance of these shares amounted to $1,860,062, with the remaining $2,397,258 reflected as noncash compensation. These 2,503,789 shares were issued at various times throughout the fiscal year. The stock has been recorded at the fair market value at the various grant dates for the transactions. Compensation, aggregating $2,298,907, has been recorded at the excess of the fair market value of the transaction over the exercise price for each of the transactions.

As of June 30, 1997, there were a total of 1,507,378 shares of common stock issued as a result of the conversion of the Series A Convertible Preferred Stock and the related accumulated dividends. (See Note 13)

Common stock issued to employees as a result of the exercise of their incentive stock options and their non-qualified stock options during the fiscal year ended June 30, 1996 amounted to 1,187,900, of which 996,400 shares were issued pursuant to the provisions of the non-qualified stock options and were exercised in a "cash-less" transaction, resulting in compensation to the officers of $567,164. Compensation cost was measured as the excess of fair market value of the shares received over the value of the SAR shares tendered in the transaction. The excess of fair market value at July 15, 1995 approximated $.57 per share on the 996,400 shares issued.

During the year ended June 30, 1997, the Company issued a total of 1,881,295 shares ($4,721,900) of its common stock. The conversion of Series A Convertible Preferred Stock accounted for the issuance of 1,081,962 shares ($2,808,643). The remaining 799,333 shares were issued as follows:

         1. Services rendered by independent consultants in exchange for 31,200 shares. Research and development expenses of $90,480 was charged as the fair market value at November 20, 1996 was $2.90 per share.

         2. On December 20, 1996, bonus stock was issued to Company employees, 3,200 shares. Compensation expense of $10,463 was charged as the fair market value at that date was $3.27 per share.

         3. On January 3, 1997 bonus stock was issued to the officers of the Company, 350,000 shares. Compensation expense of $907,900 was charged, as the fair market value at that date was $2.59 per share.

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(14)     COMMON STOCK (Continued)

         4. On February 13, 1997, 4,000 shares were issued to an outside consultant in exchange for services performed. Consulting services of $11,500 were recorded, representing the fair market value ($2.88 per share) on that date.

         5. Services rendered by an independent consultant during June 1997 in exchange for 199,000 shares. Consulting expenses of $548,149 was charged, as the fair market value on the date of the transaction was approximately $2.75 per share.

         6. Exercise of incentive stock options, 361,933 shares ($397,264).

         7. The Company repurchased 150,000 shares ($52,500), which had been previously acquired by one of its employees.


(15)     STOCK OPTIONS

         During July 1994, the Company adopted a non-qualified Stock Option Plan (the "Plan"), whereby officers and employees of the Company may be granted options to purchase shares of the Company's common stock. Under the plan, an officer may be granted non-qualified options to purchase shares of common stock over the next five calendar years, at a minimum of 250,000 shares per calendar year. The exercise price shall be thirty-five percent of the fair market value at the date of exercise. On July 5, 1995 the Board of Directors authorized an amendment to the Plan to provide that upon exercise of the option, the payment for the shares exercised under the option may be made in whole or in part with shares of the same class of stock. The shares to be delivered for payment would be valued at the fair market value of the stock on the day preceding the date of exercise. The portion of the plan applicable to the officers of the Company was terminated effective July 1, 1996.

         The incentive stock option plan was approved by the Board of Directors and adopted by the shareholders at the March 29, 1995 annual meeting. This plan provides for the granting, exercising and issuing of incentive stock options pursuant to Internal Revenue Code Section 422. The Company may grant incentive stock options to purchase up to 5% of the issued and outstanding common stock of the Company at any time. The Board of Directors has direct responsibility for the administration of these plans.

         The exercise price of the incentive options to employees must be equal to at least 100% of the fair market value of the common stock as of the date of grant. The exercise price of incentive options to officers, or affiliated persons, must be at least 110% of the fair market value as of the date of grant.


                                                                   (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)

(15)     STOCK OPTIONS (Continued)

The Company records the discount from fair market value on the non-qualified stock options as a charge to deferred compensation at the date of grant of grant and credits additional paid-in capital. The compensation is amortized to income over the vesting period of the options.

Transactions and other information relating to the plans are summarized as follows:

                                               Incentive Stock Options           Nonqualified Options
                                               -----------------------      ------------------------------
                                                Shares   Option Price         Shares         Option Price
                                               --------  ------------       ----------      --------------
Outstanding at June 30, 1994                                 -0-                                    -0-
   Granted                                      71,429     $1.40             2,250,000              (1)
   Exercised                                       --                           --
                                               -------                      ----------

Outstanding at June 30, 1995                    71,429     $1.40             2,250,000
   Granted                                     782,563     $ .81 - 8.16             --
   Exercised                                  (164,956)    $1.25            (1,400,831)     $.35 - 1.18
                                              --------                      ----------

Outstanding at June 30, 1996                   689,036     $ .81 - 8.16         849,169             (1)
   Granted                                     363,427     $2.56 - 4.37             --
   Exercised                                  (395,384)      (2)                    --
   Canceled                                         --                        (399,169)             (3)
                                              --------                      ----------

Outstanding at June 30, 1997                   657,079     $ .81 - 8.16        450,000              (1)
                                              ========                      ==========

         (1) The option price of the non-qualified options for shares issued to officers of the Company is thirty-five percent of the fair market value at the date of exercise. The option price of the remaining shares ranged from $.35 per share for one individual, and the greater of $.50 per share or thirty-five percent of the fair market value at the date of exercise for the other individual. When the non-qualified shares were exercised, the fair market value of the common stock ranged from $.94 to $1.18 per share. The exercise of 50,000 shares by an individual was rescinded in January 1997, and the remaining money ($52,500) returned.

         (2) Of the total 395,384 options that were exercised during the year ended June 30, 1997, 27,500 of these options were incentive stock options exercised by one of the employees at $1.25. (The incentive options were granted on September 20, 1995 at fair market value, no compensation was recorded.) The remaining 367,884 options were exercised by officers and an employee of the Company pursuant to their Stock Appreciation Rights, and they acquired a total of 334,933 shares of common stock. A charge to compensation expense of $1,405,510, for the fair value of the common stock issued in excess of the exercise price, was made during the period
                                                                    (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(15)     STOCK OPTIONS (Continued)

         (3) The remaining nonqualified options which were granted and not exercised by the officers of the Company have been canceled and that plan, with respect to the officers, was terminated effective July 1, 1996.

At June 30, 1997, 308,084 of the incentive stock options were vested and exercisable and the 450,000 non-qualified stock options were fully vested and exercisable. The stock options vest at various rates over periods up to ten years. Shares of authorized common stock have been reserved for the exercise of all options outstanding. The following option transactions have occurred:

On July 5, 1994 the Company issued non-qualified options to its officers and directors to purchase 1,500,000 shares of common stock at 35% of the fair market value at the date of exercise. Compensation expense of $567,164 was recorded during the year ended June 30, 1994 as a result of the discount from the market value at the date of exercise.

On November 7, 1994, the Company granted 300,000 non-qualified options to its general counsel, currently a vice-president of the Company, at an exercise price of $0.50 per share. Deferred compensation of $150,000 was recorded on the transaction and is being amortized over the vesting period. The options were all exercised as of June 30, 1997.

On March 30, 1995, the Company granted to the director of engineering, a non-qualified option to purchase up to 150,000 shares of common stock per year, or a total of 450,000 shares, during the period March 30, 1995 and ending March 31, 1998. The exercise price shall be $0.35 per share. The options do not "vest" until one year from the anniversary date. Deferred compensation of $472,500 was recorded on the transaction and is being amortized over the vesting period. The Company also granted the individual, incentive options to purchase 71,429 shares of common stock at an exercise price of $1.40 per share. The options expire on March 30, 1998.

On September 1, 1995, the Company issued to its three officers and directors incentive options to purchase 107,527 shares, individually, at an exercise price of $0.93 per share (110% of the fair market value). The options expire on September 1, 1999.

On September 1, 1995, the Company issued to an employee incentive options to purchase 119,047 shares of common stock at an exercise price of $0.84 per share. The options expire on September 1, 2000.

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(15)     STOCK OPTIONS (Continued)

At various dates during the fiscal year ended June 30, 1996, the Company issued to various employees incentive options to purchase 340,935 shares of common stock at prices ranging from $0.81 to $8.18. In all instances, the exercise price was established as the fair market value of the common stock at the date of grant, therefore no compensation was recorded on the issuance of the options. In most cases, one-third of the options vest one year from the grant date, with one-third vesting each of the next two years. The options expire in ten years from the grant date.

On July 4, 1996, the Company issued to its three officers and directors incentive options to purchase 22,883 shares, individually, at an exercise price of $4.37 per share (110% of the fair market value). The options expire on July 4, 2001.

At various dates during the year ended June 30, 1997, the Company issued to various employees incentive options to purchase 294,778 shares of common stock at prices ranging from $2.56 to $3.81. In all instances, the exercise price was established as the fair market value of the common stock at the date of grant, therefore no compensation was recorded on the issuance of the options. In most cases, one-third of the options vest one year from the grant date, with one-third vesting each of the next two years. The options expire in ten years from the grant date.


(16)     CONCENTRATION OF CREDIT RISK

During the year, the Company has maintained cash balances in excess of the Federally insured limits. The funds are with a major money center bank. Consequently, the Company does not believe that there is a significant risk in having these balances in one financial institution. The cash balance at June 30, 1997 was $346,000.


(17)     COMMITMENTS AND CONTINGENCIES

On July 5, 1994, the Company entered into five-year employment agreements with its chief executive officer, president and executive vice-president. The agreements provide for compensation to these individuals, during the Company's development stage, at the annual rate of $250,000 (amended by Board of Directors effective January 1, 1996), $104,000 (amended by Board of Directors effective January 15, 1997), and $104,000, respectively.

                                                                   (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(17)     COMMITMENTS AND CONTINGENCIES (Continued)

Additional provisions have been made in these agreements for salary adjustments to all of the individuals including bonus arrangements, once the Company is operational. During the fourth quarter (May 1, 1995) of the fiscal year ended June 30, 1995, the officers of the Company agreed to permanently forgive any compensation provided in their employment contracts until the Company establishes an adequate cash flow. The Company reinstated the compensation to these officers beginning November 1, 1995. The total amount of compensation forgiven by these officers amounted to $151,000; or $100,667 during the fiscal year ended June 30, 1996 and $50,333 during the fiscal year ended June 30, 1995. The financial statements reflect this compensation as a contribution to the paid-in capital of the Company in the appropriate accounting periods. As a result, the officers were paid at fifty-percent of their employment contract for a period of twelve months. On April 1, 1995, the Company entered into a two year agreement with its vice-president and general counsel, and provides for annual compensation of $85,000. This contract was extended on June 16, 1997, providing for annual compensation of $95,000, with no limit as to the term.

As additional consideration for his development efforts in the CTLM(TM) prototype, the chief executive officer has been granted a "development royalty" which will be paid based upon the net foreign and domestic sales, after direct costs and commissions, of the CTLM(TM) device. The royalty percent ranges from 2.5% to a maximum of 5%, based upon varying levels of gross sales.

On April 9, 1995, the Company entered into a three-year employment agreement with its Director of Engineering at an annual salary of $100,000. The contract also provided for the issuance of 75,000 restricted shares of the Company's common stock. Compensation expense ($1.05 per share), in the amount of $78,750 was recorded on the transaction.

During the years ended June 30, 1997 and 1996, employment agreements were initiated with individuals in various positions within the Company. Annual payments for compensation under these agreements amount to $634,000 and $357,000, respectively, in the aggregate.

On July 1, 1996, the Company entered into a "Re-Seller Agreement" with an organization located in Italy, for the sole purpose of providing the organization with exclusive distribution rights within the three countries defined by the agreement. The term of this agreement shall be for twenty-nine months, and the Company and Distributor agree to renew the agreement for an additional two years if the Distributor makes purchases of the CTLM(TM) device in an aggregate amount of at least four million U.S. dollars ($4,000,000) during the Initial Term of this agreement.

                                                                    (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(18)     SUBSEQUENT EVENT

On September 10, 1997, the Company executed a formal "Term Sheet" with an investor to raise additional equity capital. The Company will receive net proceeds of approximately $1,780,000, after commissions, by issuing in a Regulation D Private Placement shares of its common stock. The actual number of shares of common stock to be issued will be determined at closing, and will be based upon an average price of the common stock, five days prior to closing. The closing of this offering is expected to take place within fifteen days. The stock will be restricted under Rule 144 for either a one or two year period, which will also be finalized at closing. The Company will also issue 400,000 warrants, exercisable over the next five years, at an exercise price equal to twice the closing price of the private placement offering.

On September 11, 1997, the Company accepted a letter of intent for the issuance of $2,500,000 of "Series C Convertible Preferred Stock". The holders of the preferred shares shall have demand registration rights pursuant to a registration rights agreement which shall be signed contemporaneously with the subscription agreement. The closing of this offering is expected to take place within fifteen days.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                                   EXHIBIT 11

                  SCHEDULE OF COMPUTATION OF NET LOSS PER SHARE


                                                                                From Inception
                                                                               (December 10, 1993
                                               Year Ended        Year Ended           to
                                              June  30, 1997   June  30, 1996    June 30, 1997)
                                              --------------   --------------  -----------------
     PRIMARY AND FULLY DILUTED
Net loss                                       $(7,917,493)      $ (5,986,514)      $(15,057,394)
Less:
     Preferred stock dividends on the
      issuance of the convertible stock
      with discounted conversion price             714,155            998,400          1,712,555

     Preferred stock dividends earned by
      the preferred shareholders                   184,675             47,845            232,520
Add:
     Amortization of discounted
      preferred dividends pro-rata
      over conversion period                       714,155             --                714,155
                                              ------------       ------------       ------------
Net loss applicable to common
   shareholders for primary loss
   per share                                  $ (8,102,168)      $ (7,032,759)      $(16,288,314)
                                              ============       ============       ============

 Weighted average number of common
   shares outstanding during the period         24,222,966         21,354,155         20,082,632
                                              ============       ============       ============

Net loss per common share                     $       (.33)      $       (.33)      $       (.81)
                                              ============       ============       ============

Notes -
         (A) No common stock equivalents have been added in the computation of net loss per share as their effect would be anti-dilutive.

         (B) As a result of the issuance of the preferred stock below the fair market value of the common shares at the date of issuance, a "deemed" preferred dividend has been charged to accumulated deficit at the date of issuance and is amortized into the conversion cost of the common stock over the period of conversion. The calculation is made by multiplying the total number of shares to be converted by the discount per share to arrive at the deemed preferred dividend. The resulting amount is then charged to accumulated deficit with a corresponding credit to additional paid-in capital.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                                   EXHIBIT 11

                  SCHEDULE OF COMPUTATION OF NET LOSS PER SHARE
                               SUPPORTING SCHEDULE

                                                                                     From
                                                                                   Inception
                                                   Years Ended June 30,          (December 10,
                                                --------------------------     1993) to June 30,
                                                   1997            1996              1997
                                                ----------      ----------     -----------------
Weighted average number of common shares
  outstanding during the period before the
  conversion of the preferred stock             23,321,836      21,318,171        19,829,233

Add - weighted average of common shares
  converted during the period                      901,130          35,984           253,399
                                                ----------      ----------        ----------


Total weighted average of common shares
  outstanding during the period                 24,222,966      21,354,155        20,082,632
                                                ==========      ==========        ==========


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-QSB

                                   [Mark One]
 /X/ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
           ACT OF 1934 for the quarterly period ended: March 31, 1998
                                 --------------

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 for the transition period from _____to______

                         Commission file number:0-26028


                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                 (Name of small business issuer in its charter)


                               Florida 22-2671269
                ----------------------- -------------------------
               (State of incorporation) (IRS employer Ident. No.)

                   6531 N.W. 18th Court, Plantation, FL 33313
                  ------------------------------------ -------
                    (address of principal office) (Zip Code)


                 Registrant's telephone number: (954) 581-9800

         Indicate by check mark whether the Registrant:(1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X__ No_____

      The number of shares outstanding of each of the issuer's classes of equity as of March 31, 1998: 29,639,201 shares of Common Stock, no par value; and, 450 shares of Series B, 49 shares of Series D, 44 shares of Series E, and 75 shares of Series F Preferred Convertible Stock, no par value.

                        Imaging Diagnostic Systems, Inc.
                         (A Developmental Stage Company)

Part I - Financial Information                                      Page
--------------------------------                                    ----

Condensed Balance Sheet -
      March 31, 1998 and June 30, 1997..........................     3

Condensed Statement of Operations Three months and nine months ended March 31, 1998 and 1997, and December 10,
      1993(date of inception) to March 31, 1998.................     4

Condensed Statement of Cash Flows Nine months ended March 31,
      1998 and 1997, and December 10, 1993(date of inception)
      to March 31, 1998.........................................     5

Notes to Condensed Financial Statements ........................     6

Management's Discussion and Analysis of
Financial Condition and Results.................................     7

Part II - Other Information

Item 1,    Legal Proceedings....................................     9

Item 2,    Changes in Securities................................     9

Item 3,    Defaults Upon Senior Securities......................     9

Item 4,    Submission of Matters to a Vote of
           Security Holders ....................................    10

Item 5,    Other Information....................................    10

Item 6,    Exhibits and Reports on Form 8-K.....................    14

Signature ......................................................    14

                        Imaging Diagnostic Systems, Inc.
                         (A Developmental Stage Company)

                             Condensed Balance Sheet

                                     Assets

                                                 March 31, 1998            June 30, 1997
                                                 --------------            -------------
                                                   Unaudited)                     *
Current Assets
      Cash                                      $       426,890           $       486,723
      Prepaid expenses                                   12,653                    56,792
      Loan Receivable                                     1,573                    10,073
      Other current assets                              120,489                         -
                                                ---------------           ---------------
           Total Current Assets                         561,605                   553,588
                                                ---------------           ---------------
Property and Equipment, net                           3,361,544                 3,320,979
                                                ---------------           ---------------
Prototype Equipment                                   2,246,290                 1,216,585
Other Assets                                              9,635                     9,635
                                                ---------------           ---------------
                                                      2,255,925                 1,226,220
                                                ---------------           ---------------

Total Assets                                    $     6,179,074           $     5,100,787
                                                ===============           ===============

                      Liabilities and Stockholders' Equity

Current Liabilities
      Accounts Payable
           and Accrued Expenses                 $       731,295           $       519,546
      Accrued Dividends Payable                         404,721                         -
      Current maturity of capital
           lease obligation                               9,572                     8,928
      Shareholder Loans                                 360,407                         -
                                                ---------------           ---------------
Total Current Liabilities                             1,505,995                   528,474
                                                ---------------           ---------------
Long-term capital lease
           obligation                                    28,580                    35,849
                                                ---------------           ---------------
Stockholders' Equity
      Convertible Preferred
           (Series B) 7% cum. Div.                    4,500,000                 4,500,000
      Convertible Preferred (Series D)                  490,000                         -
      Convertible Preferred (Series E)                  440,000                         -
      Convertible Preferred (Series F)                  750,000                         -
      Common Stock                                   19,172,593                14,662,966
      Additional Paid-In-Capital                      2,448,503                 1,815,496
      Deficit Accumulated during
           development stage                        (23,121,038)              (16,288,314)
                                                ---------------           ---------------
                                                      4,680,058                 4,690,148

Less subscription receivable                            (35,559)                  (35,559)
Less deferred compensation                                    -                  (118,125)
                                                ---------------           ---------------
Total Stockholders' Equity                            4,644,499                 4,536,464
                                                ---------------           ---------------
Total Liabilities and
           Stockholders' Equity                 $     6,179,074            $    5,100,787
                                                ===============           ===============


                  * Condensed from audited financial statements
                   The accompanying notes are an integral part
                     of these condensed financial statements

                        Imaging Diagnostic Systems, Inc.
                         (A Developmental Stage Company)
                                   (Unaudited)

                        Condensed Statement of Operations

                                         9 Months Ended                     3 Months Ended             Since Inception
                                             March 31,                       March 31,                  (12/10/93) to
                                        1998         1997                 1998          1997            March 31, 1998
                                       ------------------               ---------------------         -----------------
Operating Expenses:
      Compensation and related
      benefits:
       Administrative/Engineering   $  1,261,163     $  2,038,666     $  424,184    $  1,456,428          $ 6,508,635
       Research and development          288,177          378,953        124,822          81,173            1,256,688
      Research/Development expenses      367,581          866,973         57,181         254,292            3,031,753
      Advertising/Promotion              319,280          128,291         24,811          26,062              863,675
      General/Administrative             653,109          405,208        159,413         129,736            1,558,494
      Clinical expenses                    7,096           13,950          2,444           2,098              357,912
      Consulting expenses                808,091           67,170        323,294          29,750            2,523,999
      Insurance costs                    129,790           91,483         37,678          32,339              296,032
      Professional fees                  423,499          114,635         83,524          48,963            1,320,604
      Stockholder expenses                74,348           23,373             861             --               95,250
      Trade show expenses                134,802          149,330         35,799          34,534              422,813
      Travel and subsistence costs        74,146          133,417          18,740         46,469              419,746
      Rent expense                        16,320           44,634          (5,303)         8,128              237,568
      Interest expense                     2,126              391           2,126             --               29,175
      Depreciation and amortization      208,120          163,392          69,373        51,127                54,088
      Amortization of
      deferred compensation              118,125          118,125          39,375        39,375               622,500
      Interest Income                    (19,245)         (95,932)         (5,494)      (44,515)             (194,525)
                                    ------------     ------------    ------------    -----------         ------------

                                       4,866,528        4,642,059       1,392,828     2,195,959            19,904,407
                                    ------------     ------------    ------------    -----------         ------------



           Net Loss                 ($ 4,866,528)    ($ 4,624,059)   ($ 1,392,828) ($ 2,195,959)        ($19,904,407)

Dividends on cumulative preferred
   stock:
      From discount at issuance       (1,729,763)        (714,155)       (514,729)           --           (3,461,833)
      Earned                            (236,433)        (107,218)        (77,639)      (78,750)            (468,953)
Amortization of preferred stock
   discount                                   --          417,780              --       357,077              714,155
                                    ------------     ------------     -----------    ----------         ------------

Net loss applicable to common
 shareholders                       ($ 6,832,724)    ($ 5,045,652)   ($ 1,985,196)  ($1,836,703)        ($23,121,038)
                                    ============     ============     ===========    ==========         ============

Net loss per common share           ($       .26)    ($       .21)    ($      .07)  ($      .08)        ($      1.09)
                                    ============     ============     ===========    ==========         ============

Weighted avg
no. of common shares                  26,447,340       24,066,132      28,764,621    24,566,531           21,223,268
                                    ============     ============      ==========    ==========          ===========

                  The accompanying notes are an integral part
                    of these condensed financial statements

                        Imaging Diagnostic Systems, Inc.
                         (A Developmental Stage Company)

                        Condensed Statement of Cash Flows
                                   (Unaudited)

                                                            Nine Months                               Since inception
                                                            Ended March 31,                           (12/10/93) to
                                                     1998                       1997                    March 31, 1998
                                            -----------------------------------------------           -----------------
Cash provided by (used for) Operations:
       Net loss                                  $ (4,866,528)               $ (4,642,059)           $(19,904,407)
       Changes in assets and liabilities            1,753,179                   1,883,887               9,118,067
                                                  ------------                ------------            ------------
       Net cash provided by operations             (3,112,809)                 (2,758,172)            (10,716,340)
                                                  ------------                ------------            ------------

Investments
      Capital expenditures                         (1,278,388)                 (3,233,944)             (5,140,200)
                                                  ------------                ------------            ------------
      Cash used for investments                    (1,278,388)                 (3,233,944)             (5,140,200)
                                                  ------------                ------------            ------------

Cash flows from financing activities:
      Repayment of capital lease obligation            (6,625)                     (1,923)                (12,137)
      Other financing activities                      360,407                     (77,833)                360,407
      Proceeds from issuance of preferred stock     3,850,000                   7,000,000              11,950,000
      Net proceeds from issuance of common stock      127,582                     (52,500)              4,885,189

      Net cash provided by financing activities     4,331,364                   6,867,744              17,183,459
                                                  ------------                ------------            ------------

Net increase(decrease) in cash                        (59,833)                    875,628                 426,890

Cash, beginning of period                             486,723                   3,975,354                      --
                                                  ------------                ------------            ------------

Cash, end of period                               $    426,890                $  4,850,982            $   426,890
                                                  ------------                ------------            ------------

         The accompanying notes are an integral part of these condensed financial statements

NOTES TO CONDENSED FINANCIAL STATEMENTS
NOTE 1 -    BASIS OF PRESENTATION

The financial information included herein has been condensed from financial statements prepared March 31, 1998. The results of operations for the nine-month period ended March 31, 1998 is not necessarily indicative of the results to be expected for the full year.

NOTE 2 - GOING CONCERN

The Company is currently a development stage company and its continued existence is dependent upon the Company's ability to resolve its liquidity problems, principally by obtaining additional debt and/or equity financing. The Company has yet to generate an internal cash flow, and until the sales of its product begins, the Company is totally dependent upon debt and equity funding. See Item 2 "Management's Discussion and Analysis of Financial Condition and Results of Operations".

In the event that the Company is unable to obtain debt or equity financing or is unable to obtain such financing on terms and conditions acceptable to the Company, the Company may have to cease or severely curtail its operations. This would materially impact the Company's ability to continue as a going concern. However, management of the Company is continually negotiating with various outside entities for additional funding necessary to complete the clinical testing phase of development, required before they can receive FDA marketing clearance. Management has been able to raise the capital necessary to reach this stage of product development and has been able to obtain funding for capital requirements to date. There is no assurance that once development of the CTLMTM prototype is completed and if and when Federal Drug Administration marketing clearance is obtained, that the CTLM(TM) will achieve market acceptance or that the Company will achieve a profitable level of operations.

Note 3 - Series E & F Preferred

Effective February 3, 1998 and February 26, 1998, the Board of Directors amended the Articles of Incorporation of the Company in order to designate classes of shares as Series E and F Convertible Preferred. The Series E and F Preferred are non-voting, can be converted into common stock of the Company and have rights and preferences that materially limit or qualify the rights of the holders of registered common stock, including a liquidation preference of $10,000 per share.

THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANINGS OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. ACTUAL RESULTS AND EVENTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED AS A RESULT OF THE "KNOWN UNCERTAINTIES" AS SET FORTH IN THE COMPANY'S FORM 10-KSB FOR FISCAL YEAR ENDED 1997.

Item 2.    Management's Discussion and Analysis of Financial
           Condition and Results of Operations
           -------------------------------------------------

Imaging Diagnostic Systems, Inc. (the "Company") is a developmental stage company which, since inception, has been engaged in research and development of its Computed Tomography Laser Mammography ("CTLM(TM)"). The CTLM(TM) is a breast-imaging device for the detection of cancer, utilizes laser technology and proprietary computer algorithms to produce three dimensional cross section slice images of the breast. Due to the fact that the Company is in the last stages of the development of its cancer detection technology and its CTLM(TM), it has not yet engaged in any marketing or distribution of it products and therefore has had no revenue from its operations.

The Company has incurred net losses since inception through March 31, 1998 of approximately $19,904,407. The Company anticipates that loss from operations will continue for at least the next year, primarily due to an anticipated increase in marketing and manufacturing expenses associated with the commercialization of the CTLMtm , the costs associated with the clinical trials and other research and development activities. There can be no assurances that the CTLMtm will achieve market acceptance or that sufficient revenues will be generated from sales of the CTLMtm to allow the Company to operate profitably.

RESULTS OF OPERATIONS

General and administrative expenses during the three months and nine months ended March 31, 1998, were $159,413 And $653,109, respectively, representing an increase of $29,677 and an increase of $247,901 for the corresponding periods for 1997. The increase during the three-month period ending March 31, 1998 was primarily due to certain administrative costs associated with the further development of the CTLM(TM) breast-imaging device.

Compensation and related benefits during the three months and nine months ended March 31, 1998, were $549,006 and $1,549,340 respectively, representing a decrease of $988,595 and a decrease of $868,279 for the corresponding periods for 1997. This decrease was primarily due to the elimination of additional compensation expenses.

BALANCE SHEET DATA

The Company's combined cash and cash equivalents totaled $426,890 as of March 31, 1998. This is a decrease of $$59,833 from $486,723 for the year ended June 30, 1997. On February 4, 1998 and February 20, 1998, Imaging Diagnostic Systems, Inc. finalized private placement transactions resulting in $500,000 and $750,000 in equity financing respectively. See Item 5, Other Information.

The Company does not expect to generate a positive internal cash flow for at least the next twelve (12) months due to the expected increase in spending for research and development, the costs associated with the clinical trials and the expected costs of commercializing its initial product, the CTLM(TM) device.

Property and Equipment was valued at $3,361,544 as of March 31, 1998. The overall gross increase of $40,565 is due primarily to the purchase of additional laboratory equipment.

Prototype Equipment was valued as of March 31, 1998, at $2,246,290. This represents an increase of $1,029,705 from $1,216,585 for the year ended June 30, 1997. This increase is due primarily to an increase in developmental activities leading to the commercialization of the CTLM(TM) device.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operating and research and development activities through several Regulation S and Regulation D private placement transactions. Net cash used for operating and research and development expenses during the third quarter of 1998 was $1,072,828 primarily due to the Company's continued research and development of the CTLM(TM) device and preparations for FDA Clinical Trials including the manufacture of five (5) CTLM(TM) Breast Imaging Systems, compared to net cash used by operating activities of research and development of the CTLM(TM) device and related software development of $2,195,959 in the same quarter of 1997. At March 31, 1998, the Company had a working capital of $1,301,900 compared to a working capital of $3,016,343 at March 31, 1997.

During the third quarter of 1998, the Company was able to raise a total of $1,690,000 less expenses through Regulation S transactions. The Company may continue to receive working capital from the exercise of stock options, private placements and long term debt and operations. If the Company's working capital is insufficient to fund its operations, it would have to explore additional sources of financing. No assurances, however, can be given that future financing would be available or if available, that it could be obtained at terms satisfactory to the Company. The Company's ability to effectuate its plan of and continue operations is dependent on its ability to raise capital, structure a profitable business, and generate revenues.

Capital expenditures for the third quarter of 1998 were approximately $92,615 as compared to approximately $191,137 for the third quarter of fiscal 1997. These expenditures were a direct result of purchases of computer and other equipment, office, warehouse and manufacturing fixtures, tradeshow equipment, computer software, laboratory equipment and other fixed assets. The Company anticipates that the balance of its capital needs for fiscal 1998 will be approximately $53,000. The Company will continue to seek equity or debt financing in order to meet its working capital needs.

PART II - OTHER INFORMATION
Item 1.    Legal Proceedings.
           None.

Item 2.    Changes in Securities.

           Effective February 3, 1998, the Board of Directors amended the Articles of Incorporation of the Company in order to designate a class of shares as Series E Convertible Preferred. The Series E Preferred is non-voting, can be converted into common stock of the Company and has rights and preferences that materially limit or qualify the rights of the holders of registered common stock, including a liquidation preference of $10,000 per share. See Item 5 "Other Information - Private Placements".

           Effective February 26, 1998, the Board of Directors amended the Articles of Incorporation of the Company in order to designate a class of shares as Series F Convertible Preferred. The Series F Preferred is non-voting, can be converted into common stock of the Company and has rights and preferences that materially limit or qualify the rights of the holders of registered common stock, including a liquidation preference of $10,000 per share. See Item 5 "Other Information - Private Placements".


Item 3.    Defaults Upon Senior Securities.

                None.

Item 4.    Submission of Matters to a Vote of Security-
                Holders.

                None.

Item 5.    Other Information.

NASDAQ LISTING
On March 24, 1996, the Company filed its application with NASDAQ to be listed on the Small Cap Market. The Company's request for listing was subsequently denied after a hearing before the Listing Qualifications Panel (the "Panel"). The denial was based upon the fact that one of the Company's outside shareholders (the "Shareholder"), who had no influence over the Company, had a questionable background and owned a 5% interest in the Company.

As a result, the Company appealed the denial decision to the NASDAQ Listing and Hearing Review Committee (the "Committee") which on February 5, 1997, reversed the decision of the Panel and stated in part the following:

           "Accordingly, we recommend that the Panel's decision denying initial inclusion be reversed and the case be remanded to the Staff with instructions to implement the Company's proposal..."

The Company in fact, did implement its proposal and on March 12th, provided NASDAQ with copies of all things necessary to satisfy any concerns that the Panel had regarding the Shareholder. Prior to the time NASDAQ acted on the proposal, Barrons published an inaccurate article stating that a NASDAQ spokesman indicated that the listing would be denied. At all times up until the date of this article the Company's stock traded at $3.00 and above. The article had a predictable negative impact on the Company's stock and the price dropped below $3.00, where it has stayed ever since the Barrons article, despite a retraction from Barrons. Based upon this decline the NASDAQ staff has refused to approve the Company for listing on the NASDAQ Small Cap Market.

The Company appealed the denial of the listing at an oral hearing before the Committee in Washington D.C. on January 22, 1998. Pursuant to this meeting the Panel determined to approve the Company for listing on the NASDAQ Small Cap Market, subject to the following conditions:

     1. On or before May 11, 1998, the Company must effect a reverse stock split sufficient to raise its bid price to, or above $4.00 per share for the opening of one trading day or in the alternative, on or before May 11, 1998, the Company must have and retain for 10 consecutive trading days a $4.00 bid price through natural forces.

     2. On or before May 11, 1998, the Company must make a public filing with the SEC and NASDAQ evidencing a minimum of $5,000,000 in net tangible assets.

The Board of Directors determined that a reverse split at this time would be detrimental to the interests of its shareholders and vetoed the proposal for the reverse split. The conditional listing expires on May 11, 1998. To date the Company has been unable to comply with the above conditions.

The Company immediately appealed this decision. The Company's Securities Counsel was notified on May 19, 1998 that its appeal was denied. The Company has thirty
(30) days to file an appeal with the Securities and Exchange Commission. The Company intends to file an appeal in this matter.

         PATENTS

In December 1997, the patent for the CTLM(TM) was issued by the United States Department of Commerce Patent and Trademark Office under Patent Number 5692311. The Company has twelve patents pending with regard to Optical Tomography.

         PRIVATE PLACEMENTS

On February 4, 1998, the Company finalized a $500,000 private placement to foreign investors of 50 shares of its Series E Convertible Preferred Stock ("the "Preferred Shares") and Warrants to purchase up to 25,000 shares of the Company's common stock. The offering was conducted pursuant to Regulation S as promulgated under the Securities Act of 1933, as amended (the "Regulation S Sale");

The Preferred Shares are convertible, at any time, commencing 45 days from the date of issuance and for a period of three years thereafter, in whole or in part, without the payment of any additional consideration. The number of fully paid and non-assessable shares of common stock, no par value, of the Company to be issued upon conversion will be determined by dividing (i) the sum of $10,000 by (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is equal to seventy five percent (75%) of the Average Closing Price of the Corporation's Common Stock for the five-day trading period ending on the day prior to the date of conversion but in no event greater than $.82 per share.

In connection with the Regulation S Sale, the Company paid an unaffiliated Investment Banker a total of 4 shares of the Preferred Stock and $5,000 for placement and legal fees.

Net proceeds to the Company of $495,000 will be used for working capital and the continuous research, development and testing of the Company's Computed Tomography Laser Mammography (CTLM (TM)) device.

On February 20, 1998, the Company finalized a $750,000 private placement to foreign investors of 75 shares of its Series F Convertible Preferred Stock ("the "Preferred Shares"). The Preferred Stock pays a dividend of 6% per annum. The offering was conducted pursuant to Regulation S as promulgated under the Securities Act of 1933, as amended (the "Regulation S Sale");

The Preferred Shares are convertible, at any time, commencing 45 days from the date of issuance and for a period of three years thereafter, in whole or in part, without the payment of any additional consideration. The number of fully paid and non-assessable shares of common stock, no par value, of the Company to be issued upon conversion will be determined by dividing (i) the sum of $10,000 by (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" is equal to seventy percent (70%) of the Average Closing Price of the Corporation's Common Stock for the five-day trading period ending on the day prior to the date of conversion.

In connection with the Regulation S Sale, the Company paid an unaffiliated Investment Banker a total of $50,000 for expenses and legal fees.

Net proceeds to the Company of $700,000 will be used for working capital and the continuous research, development and testing of the Company's Computed Tomography Laser Mammography (CTLM (TM)) device.

The Company is currently negotiating with investors for additional funding through private placement. The proceeds from this funding will be used to continue the development of and the continuation of clinical trials for the Company's Computed Tomography Laser Mammography (CTLM (TM)) device.

      INTERNATIONAL DISTRIBUTION
      --------------------------

In April 1998, the Company entered into an exclusive International Distribution with Focus Surgical LTD, to distribute the CTLM(TM) device to hospitals and clinics throughout the United Kingdom and Ireland. The term of the Agreement is three years, with a minimum purchase requirement of 10, 12 and 15 CTLM(TM) devices in the first, second and third year(s) of the Agreement, respectively.

Focus Surgical currently distributes noncompetitive laser products for companies such as Sunrise Medical Technologies and Baltec, among many others.

The Company has already secured exclusive distributors for the following territories: Italy, France, South Korea, the Pacific Rim including China, Switzerland, Moscow, Germany, Austria, the Republic of Turkey and Ecuador.

Based on its present research and development and supplier production schedules, the Company anticipates that the CTLM(TM) device will be ready for distribution this Summer.

      FDA UPDATE
      ----------

On March 19, 1998 the Company submitted the final Report for the Company's IDE. Also on March 19, 1998 the Company met with representatives of the FDA. The purpose of the meeting was to describe several options to the Company's IDE and to get the FDA's perspective on these approaches. It was decided that the Company will complete the first phase with 20 patient studies performed in-house and monitored by an Institutional Review Board ("IRB") established by the Company. The information obtained from the study will be submitted to the FDA to enable the Company to commence the second phase at three unaffiliated clinical sites.

In April 1998 the Company appointed eight specialists in the fields of Gynecology and Obstetrics, Mammography, breast surgery, Neurology and optics and laser engineering to serve on the IRB. On May 15, 1998 the Company submitted a supplemental safety report to the FDA which encompasses all of the modifications and upgrades since the initial safety report was filed.

Item 6.    Exhibits and Reports on Form 8-K.

(a) Exhibits

Exhibits                             Description
--------                             -----------
(a)
      3. Amendment to Articles of Incorporation (Designation of Series E Preferred Stock)
      3.1 Amendment to Articles of Incorporation (Designation of Series F Preferred Stock)

(b) Reports on Form 8-K

           Form 8-K dated February 19, 1998. Form 8-K dated March 16, 1998.


SIGNATURES

     In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, who is duly authorized to sign as an officer and as the principal financial officer of the registrant.

Imaging Diagnostic Systems, Inc.

         By:      /s/Allan L. Schwartz
                  ------------------------
                  Allan L. Schwartz
                  Executive Vice-President
                  Chief Financial Officer

                  Dated: May 20, 1998

                                    EXHIBIT 3

                              ARTICLES OF AMENDMENT

                           CERTIFICATE OF DESIGNATION

                        IMAGING DIAGNOSTIC SYSTEMS, INC.


         1. Designation. The designation of the series of Preferred Stock fixed by this resolution shall be "Series E Convertible Preferred Stock" (hereinafter referred to as the "Convertible Preferred Stock").

     2. Conversion Rights.

               (a) Right to Convert. The holder of any shares of Series D Convertible Preferred Stock (the "Preferred Stock") may, at any time, commencing 45 days from the date of issuance and for a period of three years thereafter, convert all or a portion of the Preferred Stock, without the payment of any additional consideration therefor, into that number of fully paid and non-assessable shares of common stock, no par value, of the Corporation as is determined by dividing (i) the sum of $10,000 by (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" shall be equal to seventy five percent (75%) of the Average Closing Price of the Corporation's Common Stock for the five-day trading period ending on the day prior to the date of conversion provided, however, that in no event will the Conversion Price be greater than 75% of the Average Price on the Closing Date. For purposes of this Section 2, the Market Price shall be the average of the closing bid prices of the Common Stock over the five consecutive trading days ending on the trading day immediately preceding the date of the Conversion Notice (as defined in Section 2(b) hereof), as (i) quoted by Bloomberg, L.P. or if not quoted by Bloomberg, L. P., then (ii) as reported by the National Association of Securities Automated Quotation System ("NASDAQ"), or if not quoted by NASDAQ then; (iii) the average of the closing bid prices of the Common Stock in the over-the-counter market over the five consecutive trading days ending on the trading day immediately preceding the date of the Conversion Notice; or (iv) in the event the Common Stock is listed on a national stock exchange, the Market Price shall be the average of the closing prices of the Common Stock on such exchange, as reported in The Wall Street Journal over the five consecutive trading days immediately preceding the date of the Conversion Notice.


               (b) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. If upon conversion of shares of Preferred Stock held by a registered holder which are being converted, such register holder would, but for the provisions of this Section 2(b), receive a fraction of a share of Common Stock thereon, then in lieu of any such fractional share to which such holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then effective Conversion Price. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or any transfer agent for the Preferred Stock, and shall give written notice by facsimile or otherwise (the "Conversion Notice") to the Corporation at such office that such holder elects to convert the same and shall state therein such holder's name or the name of its nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. The Corporation shall, as soon as practicable thereafter, but in any event within three business days of the date of its receipt of the Conversion Notice, issue and deliver or cause to be issued and delivered to such holder of Preferred Stock, or to its nominee or nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share. Such conversion shall be deemed to have been made on the date that the Corporation receives the Conversion Notice by facsimile or otherwise, and the person or persons entitled to receive the share of Common Stock issuable upon conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. Upon the conversion of any shares of Preferred Stock, such shares shall be restored to the status of authorized but unissued shares and may be reissued by the Corporation at any time.

         (c) Notices of Record Date. In the event of (i) any declaration by the Corporation of a record date of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or
               (ii) any capital reorganization of the Corporation, any classification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation, and any transfer of all or substantially all of the assets of the Corporation to any other Corporation, or any other entity or person, or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Preferred Stock at least twenty (20) days prior to the record date specified therein, a notice specifying (i) the date on which any such record is to be declared for the purpose of such dividend or distribution and a description of such dividend or distribution; (ii) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective; and (iii) the time, if any, that is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, transfer, consolidation, merger, dissolution or winding up.

         (d) Stock Dividends; Stock Splits; Etc. In the event that the Corporation shall (i) take a record of holders of shares of the Common Stock for the purpose of determining the holders entitled to receive dividends payable in shares of Common Stock; (ii) subdivide the outstanding shares of Common Stock; (iii) combine the outstanding shares of Common Stock into smaller number of shares; or (iv) issue, by reclassification of the Common Stock, any other securities of the Corporation, then, in each such case, the Conversion Price then in effect shall be adjusted so that upon conversion of each share of Convertible Preferred Stock then outstanding the number of shares of Common Stock into which such shares of Convertible Preferred Stock are convertible after the happening of any of the events described in clauses
               (i)through(iv) above shall be the number of such shares of Common Stock into which such shares of Preferred Stock would have been converted if so converted immediately prior to the happening of such event or any record date with respect thereto.

         (e) Common Stock Reserved. The Corporation shall issue into escrow or reserve and keep available out of its authorized but unissued Common Stock such numbers of shares of Common Stock as shall from time to time be sufficient to effect conversion of all of the then outstanding shares of Preferred Stock. In the event there are insufficient shares to effect a conversion, the Corporation shall increase the number of authorized shares to effect conversion. In the event shareholder approval is required to increase the authorized shares, the holder shall be entitled to vote with the holders of the Common Stock, as a single class, where each share of Preferred Stock shall be entitled to that number of votes to which it would be entitled had all of its shares of Preferred Stock been converted into shares of Common Stock were notice of conversion given on the date of such vote. No sale or disposition of all or substantially all of the Corporation's assets shall take place without the approval of the holders of the Convertible Preferred Stock, voting as a single class.

         (f) Voting Rights of Convertible Preferred Stock. Except as otherwise required by law and as provided for in Section 2(e), the holders of outstanding shares of Preferred Stock shall not be entitled to vote on any matters submitted to the stockholders of the Corporation.

     3. Liquidation Rights. If the Corporation shall be voluntarily or involuntarily liquidated, dissolved or wound up, at any time when any shares of Preferred Stock shall be outstanding, the holders of the then outstanding shares of Preferred Stock shall have a preference in distribution of the Corporation's property available for the distribution to the holders of any other class of capital stock of the Corporation, including but not limited to, the Common Stock, equal to $10,000.00 consideration per share.

         4. Adjustments Due to Merger or Consolidation, Etc. In the case of any consolidation with or merger of the Corporation with or into another corporation, or in the case of any sale, lease or conveyance to another corporation of the assets of the Corporation as an entirety or substantially as an entirety, each share of Preferred Stock shall after the date of such consolidation, merger, sale, lease or conveyance be convertible into the number of shares of stock or other securities or property (including cash) to which the Common Stock issuable (at the time of such consolidation, merger, sale, lease or conveyance) upon conversion of such share of Preferred Stock would have been entitled upon such consolidation, merger, sale, lease or conveyance; and in any such case, if necessary, the provisions set forth herein with respect to the rights and interests thereafter of the holders of the shares of Preferred Stock shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of stock or other securities or property thereafter deliverable on the conversion of the shares of Convertible Preferred Stock.

                                   EXHIBIT 3.1

                          AMENDED ARTICLES OF AMENDMENT
                        TO THE ARTICLES OF INCORPORATION
                       OF IMAGING DIAGNOSTIC SYSTEMS, INC.



         The undersigned do hereby certify that, pursuant to the authority conferred upon the Board of Directors of IMAGING DIAGNOSTIC SYSTEMS, INC. (the "Corporation") a corporation organized and existing under the Florida Business Corporation Act, by Florida Statute 607.0821 and Florida Statute 607.0602 and pursuant to the written consent dated February 19, 1998, duly executed by all of the members of the Corporation's Board of Directors, adopting the resolutions providing for the issuance of up to 75 shares of the Corporation's authorized but unissued preferred stock, no par value, to be designated the Series F Convertible Preferred Stock (the "Preferred Stock"), and the Amendment of the Corporation's Articles of Incorporation to provide for the Preferred Stock, and there being no shareholder action required, the Corporation Articles of Incorporation are hereby Amended as follows:


                            ARTICLE III CAPITAL STOCK
                            -------------------------

                   CERTIFICATE OF DESIGNATION OF PREFERENCES,
                       RIGHTS AND LIMITATIONS OF SERIES F
                           CONVERTIBLE PREFERRED STOCK

1. Designation and Rank. The number and designation of the series of Preferred Stock fixed by this amendment shall be 75 Shares of "Series F Convertible Preferred Stock" (hereinafter referred to as the "Convertible Preferred Stock"), all of which shall rank equally and be identical in all respects.

2. Conversion Rights. (a) Right to Convert. The holder of any shares of Series F Convertible Preferred Stock (the "Preferred Stock") may, at any time, commencing May 15, 1998 and for a period of two years thereafter, convert all or a portion of the Preferred Stock, without the payment of any additional consideration therefor, into that number of fully paid and non-assessable shares of common stock, no par value, of the Corporation as is determined by dividing (i) the sum of $10,000 by (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The "Conversion Price" shall be equal to seventy percent (70%) of the Average Closing Price of the Corporation's Common Stock for the five-day trading period ending on the day prior to the date of the conversion. For purposes of this Section 2, the Market Price shall be the average of the closing bid prices of the Common Stock over the five consecutive trading days ending on the trading day immediately preceding the date of the Conversion Notice (as defined in Section 2(b) hereof), as (i) quoted by Bloomberg, L.P. or if not quoted by Bloomberg, L.P., then (ii) as reported by the National Association of Securities Automated Quotation System ("NASDAQ"), or if not quoted by NASDAQ then; (iii) the average of the closing bid prices of the Common Stock in the over-the-counter market over the five consecutive trading days ending on the trading day immediately preceding the date of the Conversion Notice; or (iv) in the event the Common Stock is listed on a national stock exchange, the Market Price shall be the average of the closing prices of the Common Stock on such exchange, as reported in The Wall Street Journal over the five consecutive trading days immediately preceding the date of the Conversion Notice.

(b) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. If upon conversion of shares of Preferred Stock held by a registered holder which are being converted, such register holder would, but for the provisions of this Section 2(b), receive a fraction of a share of Common Stock thereon, then in lieu of any such fractional share to which such holder would otherwise be entitled, the Corporation shall round up or down, as the case may be, to the nearest share. Before any holder of the Preferred Stock shall be entitled to convert the same into full shares of Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or any transfer agent for the Preferred Stock, and shall give written notice by facsimile or otherwise (the "Conversion Notice") to the Corporation at such office that such holder elects to convert the same and shall state therein such holder's name or the name of its nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. The Corporation shall, as soon as practicable thereafter, but in any event within five business days of the date of its receipt of the Conversion Notice and original Preferred Stock Certificate, issue and deliver or cause to be issued and delivered to such holder of Preferred Stock, or to its nominee or nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled. Such conversion shall be deemed to have been made on the date that the Corporation receives the Conversion Notice by facsimile or otherwise, and the person or persons entitled to receive the share of Common Stock issuable upon conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. Upon the conversion of any shares of Preferred Stock, such shares shall be restored to the status of authorized but unissued shares and may be reissued as a new series by the Corporation at any time.

(c) Notices of Record Date. In the event of (i) any declaration by the Corporation of a record date of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or (ii) any capital reorganization of the Corporation, any classification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation, and any transfer of all or substantially all of the assets of the Corporation to any other Corporation, or any other entity or person, or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Preferred Stock at least twenty (20) days prior to the record date specified therein, a notice specifying (i) the date on which any such record is to be declared for the purpose of such dividend or distribution and a description of such dividend or distribution; (ii) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective; and
(iii) the time, if any, that is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, transfer, consolidation, merger, dissolution or winding up.

(d) Stock Dividends; Stock Splits; Etc. In the event that the Corporation shall
(i) take a record of holders of shares of the Common Stock for the purpose of determining the holders entitled to receive dividends payable in shares of Common Stock; (ii) subdivide the outstanding shares of Common Stock; (iii) combine the outstanding shares of Common Stock into smaller number of shares; or
(iv) issue, by reclassification of the Common Stock, any other securities of the Corporation, then, in each such case, the Conversion Price then in effect shall be adjusted so that upon conversion of each share of Convertible Preferred Stock then outstanding the number of shares of Common tock into which such shares of Convertible Preferred Stock are convertible after the happening of any of the events described in clauses (i)through(iv) above shall be the number of such shares of Common Stock into which such shares of Preferred Stock would have been converted if so converted immediately prior to the happening of such event or any record date with respect thereto.

(e) Common Stock Reserved. The Corporation shall reserve and keep available out of its authorized but unissued Common Stock such numbers of shares of Common Stock as shall from time to time be sufficient to effect conversion of all of the then outstanding shares of Preferred Stock. In the event there are insufficient shares to effect a conversion, the Corporation shall increase the number of authorized shares to effect conversion , the holder shall be entitled to vote with the holders of the Common Stock, as a single class, where each share of Preferred Stock shall be entitled to that number of votes to which it would be entitled had all of its shares of Preferred Stock been converted into shares of Common Stock were notice of conversion given on the date of such vote. No sale or disposition of all or substantially all of the Corporation's assets shall take place without approval of the holders of the Convertible Preferred Stock, voting as a single class.

(f) Voting Rights of Convertible Preferred Stock. Except as otherwise required by law and as provided for in Section 2(e), the holders of outstanding shares of Preferred Stock shall not be entitled to vote on any matters submitted to the stockholders of the Corporation.

3. Liquidation Rights. If the Corporation shall be voluntarily or involuntarily liquidated, dissolved or wound up, at any time when any shares of Preferred Stock shall be outstanding, the holders of the then outstanding shares of Preferred Stock shall have a preference in distribution of the Corporation's property available for the distribution to the holders of any other class of capital stock of the Corporation, including but not limited to, the Common Stock, equal to $10,000.00 consideration per share.

4. Adjustments Due to Merger or Consolidation, Etc. In the case of any consolidation with or merger of the Corporation with or into another corporation, or in the case of any sale, lease or conveyance to another corporation of the assets of the Corporation as an entirety or substantially as an entirety, each share of Preferred Stock shall after the date of such consolidation, merger, sale, lease or conveyance be convertible into the number of shares of stock or other securities or property (including cash) to which the Common Stock issuable (at the time of such consolidation, merger, sale, lease, or conveyance) upon conversion of such share of Preferred Stock would have been entitled upon such consolidation, merger, sale, lease or conveyance; and in any such case, if necessary, the provisions set forth herein with respect to the rights and interests thereafter of the holders of the shares of Preferred Stock shall be appropriately adjusted so as to be applicable, as nearly as may reasonable be, to any shares of stock or other securities or property thereafter deliverable on the conversion of the shares of Convertible Preferred Stock.

         IN WITNESS WHEREOF, this Amendment to the Articles of Incorporation has been executed and attested by the undersigned duly authorized officers of the Corporation as of the 25th day of February 1998.

-------------------------------------------
/s/ Linda B. Grable, President and Director

------------------------------------------------------------
/s/ Allan L. Schwartz, Executive Vice President and Director

----------------------------------------------------------
/s/Richard J. Grable, Chief Executive Officer and Director

                            SCHEDULE 14A INFORMATION
                PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
                             SECURITIES ACT OF 1934
                                (AMENDMENT No.__)


Filed by the Registrant[ X ] Filed by a party other than the Registrant[ ] Check the appropriate box: [ ] Preliminary proxy statement [ X ] Definitive proxy statement [ ] Definitive additional materials [ ] Soliciting materials pursuant to Sec. 240.14a-11(c) or Sec. 240.14a-12

                       Imaging Diagnostic Systems, Inc.
               (Name of Registrant as Specified in its Charter)

Payment of Filing Fee (Check the Appropriate Box):

[X]      $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or
         14a-6(j)(2).

[ ] $500 per each party to the controversy pursuant to Exchange Act Rule 14a-6(i)(3).

[ ]      Fee computed on table below per Exchange Act Rules
         14a-6(i)(4) and 0-11.

(1) Title of each class of securities to which transaction applies:______________________

(2)      Aggregate number of securities to which
         transaction applies:______________________

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 __/

(4)      Proposed maximum aggregate value of
         transaction:_______________________

(5)      Total fee paid:____________________

[ ]      Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)      Amount previously paid:___________________

(2)      Form, Schedule or Registration Statement No.:_____________

(3)      Filing Party:________________

(4)      Date Filed:__________________

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                              6531 NW 18th Court
                           Plantation, Florida 33313

                  NOTICE OF ANNUAL MEETING OF STOCKHOLDERS To Be Held on October 15, 1997

TO THE STOCKHOLDERS OF IMAGING DIAGNOSTIC SYSTEMS, INC.

         NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Imaging Diagnostic Systems, Inc., a Florida Corporation (the "Company"), will be held on Wednesday, October 15, 1997, at 9:00 a.m. at the Sheraton Suites, located at 311 N. University Dr., Plantation, Florida, for the following purposes:

1. To elect three (3) directors to serve a one year term expiring upon the 998 Annual Meeting of Stockholders or until his/her successor is duly elected and qualified.

2. To ratify the selection of Margolies, Fink and Wichrowski, CPA as independent auditors for the Company for the fiscal year ending June 30, 1998.

3. To transact such other business as may properly come before the meeting or any adjournment thereof.

         The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

         The Board of Directors has fixed the close of business on Friday, August 15, 1997, as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

                  By Order of the Board of Directors

                  /s/  Allan L. Schwartz
                  ------------------------
                  Allan L. Schwartz
                  Secretary

Plantation, Florida
September 7, 1997


ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. HOWEVER, TO ASSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE URGED TO MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN THE POSTAGE PREPAID ENVELOPE ENCLOSED FOR THAT PURPOSE. ANY STOCKHOLDER ATTENDING THE MEETING MAY VOTE IN PERSON EVEN IF HE OR SHE RETURNED A PROXY. PLEASE NOTE, HOWEVER, THAT IF A BROKER HOLDS YOUR SHARES OF RECORD, OR BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                               6531 NW 18th Court
                            Plantation, Florida 33313


                                 PROXY STATEMENT

                 INFORMATION CONCERNING SOLICITATION AND VOTING



         This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of Imaging Diagnostic Systems, Inc. (the "Company") to be held on Wednesday, October 15, 1997, at 9:00 a.m. at the Sheraton Suites, located at 311 N. University Dr., Plantation, Florida, or any adjournment or adjournments thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Company intends to mail this Proxy Statement and the accompanying proxy card on or about September 7, 1997 to all shareholders entitled to vote at the Annual Meeting.

RECORD DATE; OUTSTANDING SHARES

         Only stockholders of record at the close of business on Friday, August 15, 1997 (the "Record Date"), are entitled to receive notice of and to vote at the meeting. On the Record Date, there were outstanding 24,782,584 shares of Common Stock.

REVOCABILITY OF PROXIES

         If a person who has executed and returned a proxy is present at the meeting and wishes to vote in person, he or she may elect to do so and thereby suspend the power of the proxy holders to vote his or her proxy. A proxy also may be revoked before it is exercised by filing with the Secretary of the Company a duly signed revocation of proxy bearing a later date.

VOTING AND SOLICITATION

         Each share of Common Stock issued and outstanding on the record date shall have one vote on the matters presented herein, except that with respect to the election of directors, each share of Common Stock is entitled to one vote for a nominee for each director position. Stockholders do not have the right to cumulate votes in the election of directors.

SOLICITATION

         The Company will bear the entire cost of the solicitation of proxies including preparation, assembly, printing and mailing of this proxy statement, the proxy and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Common Stock beneficially owned by others to forward such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, facsimile, telegram or personal solicitation by directors, officers, or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for such services, but Jersey Transfer & Trust Co. will be paid a fee, estimated to be about $2,000 if it renders solicitation services.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

         Proposals of stockholders of the Company that are intended to be presented by such stockholders at the Company's Annual Meeting of Stockholders to held in 1998 must be received by the Company no later than March 31, 1998 in order that they may be included in the proxy statement and form of proxy relating to the meeting.

SHARE OWNERSHIP BY PRINICPAL STOCKHOLDERS AND MANAGEMENT

         The following table sets forth the beneficial ownership of Common Stock of the Company as of June 30, 1997, as to (a) each person known to the Company who beneficially owns more than 5% of the outstanding shares of its Common Stock; (b) each current director, nominee for director and named executive officer; and (c) all executive officers and directors of the Company as a group.

Name and Address              Number of Shares Owned   % of Outstanding
of Beneficial Owner           Beneficially (1)(2)      Shares of Common Stock
-------------------           -------------------      ----------------------

Richard J. Grable                     9,419,496(3)            38%
Chief Executive Officer
and Director
c/o 6351 NW 18th Court
Plantation, FL 33313

Linda B. Grable                       9,419,496(4)            38%
President and Director
c/o 6351 NW 18th Court
Plantation, FL 33313

Allan L. Schwartz                     3,924,113(5)            16%
Executive Vice President,
Chief Financial Officer
and Director
c/o 6351 NW 18th Court
Plantation, FL 33313

Peter S. Knezevich                    263,657(6)              1%
Vice President and
General Counsel
c/o 6351 NW 18th Court
Plantation, FL 33313

All officers and directors             13,539,700             55%
as a group (4 persons)

(1) Except as indicated in the footnotes to this table, based on information provided by such persons, the persons named in the table above have sole voting power and investment power with respect to all shares of Common Stock shown beneficially owned by them.

(2) Percentage of ownership is based on 24,685,084 shares of Common Stock outstanding as of June 30, 1997. Shares of Common Stock subject to stock options that are exercisable within 60 days as of June 30, 1997 are deemed outstanding for computing the percentage of any other person or group.

(3) Includes 56,666 shares subject to options and 4,320,315 shares owned by the wife of Richard J. Grable, Linda B. Grable, of which he disclaims beneficial ownership.

(4) Includes 56,666 shares subject to options and 5,042,515 shares owned by the husband of Linda B. Grable, Richard J. Grable, of which she disclaims beneficial ownership.

(5) Includes 164,133 shares subject to options and 5,000 shares owned by the wife of Allan L. Schwartz, Carolyn Schwartz, of which he disclaims beneficial ownership.

(6) Includes 12,225 shares subject to options.


COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

         Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires that the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than 10% beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

         To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended June 30, 1997, its officers, directors and greater than 10% beneficial owners complied with all applicable
Section 16(a) filing requirements.

PROPOSAL 1

                              ELECTION OF DIRECTORS

         Three directors are to be elected at the meeting. All three directors are to be elected for the term expiring in 1998. Information on the nominees follows.

         Richard J. Grable: Mr. Grable is Chief Executive Officer of the Company and is the inventor of the CTLMtm device. He has been in the medical imaging field since 1973. Mr. Grable has been a Director and Officer of the Company since its inception.

         Linda B. Grable: Mrs. Grable is President of the Company and Chairman of the Board of Directors. She has 15 years experience in the marketing and sales of imaging equipment. Mrs. Grable has been a Director and Officer of the Company since its inception.

         Allan L. Schwartz: Mr. Schwartz is Executive Vice-President of the Company and is responsible for its financial affairs. He is an operationally oriented executive with a wide range of management, marketing, field engineering, construction, investment banking, and business development experience. Mr. Schwartz has been a Director and Officer of the Company since its inception.

Compensation of Directors

         Each director who is not an employee of the Company receives an annual retainer of $500 plus a fee of $100 for each Board meeting attended. Under a deferred compensation plan, directors may elect to defer with interest all or part of such compensation for varying periods of time.

Family Relationships

         Mr. Richard J. Grable and Mrs. Linda B. Grable are husband and wife. Further, Richard J. Grable and Linda B. Grable are each "Control Persons" as a result of their control of a majority voting power of the Company's outstanding stock. Both parties disclaim, however, any beneficial interest or ownership in the shares owned by the other party.

Board Meetings and Committees

         The Board of Directors met 9 times during the fiscal year ended June 30, 1997. The Company has no standing Committees.


Required Vote

         Each nominee receiving a majority of the number of affirmative votes of the shares of the Company's Common Stock present and entitled to vote at the Annual Meeting on this matter shall be elected as the Directors.

     The Board of Directors of the Company recommends a vote FOR the election of the nominees named above. Proxies solicited by the Board of Directors will be voted FOR the named nominee unless instructions are given to the contrary.

                                   Management

                        Directors and Executive Officers

                           Summary Compensation Table
                           --------------------------

Name and                                                                      Other             Long Term
Principal                   Annual Compensation                               Annual            Restricted
Position                    Age     Year             Salary ($)               Compensation      Stock Awards
($)(2)
-------------------------------------------------------------------------------------------------------------------------
Richard J. Grable          55       1995             $100,000
CEO and Director                    1996             $183,333(1)
                                    1997             $289,779                   $115,000       $268,000

Linda B. Grable            60       1995             $ 65,000
President and                       1996             $ 91,000(1)
Director                            1997             $ 97,451                   $115,000       $268,000

Allan L. Schwartz          55       1995             $ 84,000
Exec. V.P., CFO and                 1996             $124,000(1)

Director                            1997             $111,534                   $115,000       $268,000

Peter S. Knezevich         41       1995             $ 12,500
General Counsel                     1996             $ 56,000
Vice President                      1997             $ 87,500                   $134,000

(1) Salary includes the following amounts which had accrued as of fiscal year end 1995 and which were paid in fiscal year 1996: $20,000, Richard J. Grable; $20,000, Allan L. Schwartz; and, $13,000, Linda B. Grable.

(2) Mr. Grable and Mr. Schwartz and Mrs. Grable were granted a restricted stock bonus of 100,000 shares; Mr. Knezevich was granted a restricted stock bonus of 50,000 shares. On the date of grant the bid price was $2.68 a shares.

         Option Grants. The following table sets forth certain information concerning grants of options to purchase Common Stock to the Named Executive Officers during the fiscal year ended June 30, 1997.

                      Option/SAR Grants in Last Fiscal Year

                                Individual Grants

Potential Realizable

                                                  Potential         Realizable
                                                  Value at          Annual Rates
                                 Number of        Percent of        of Stock Price
                                Securities        Total             Options
                                Appreciation      for Option
                                Underlying        Granted to        Exercise or        Term(1)
                                Options           Employees in      Base Price         Expiration
Name                            Granted           Fiscal Year       ($/Share)            Date              5%           10%
-----------------------------------------------------------------------------------------------------------------------------------
Richard J. Grable                (2)22,883           4%                  $4.37            7/4/01        $34,009      $76,999

Linda B. Grable                  (3)22,883           4%                  $4.37            7/4/01        $34,009      $76,999

Allan L. Schwartz                (4)22,883           4%                  $4.37            7/4/01        $34,009      $76,999


     (1) Potential realizable values are based on the fair market value per share as determined by the Company for financial statement purposes and represents hypothetical gains that could be achieved for the respective options if exercised at the date of the grant. The dollar amounts set forth in these columns are the result of calculations at the zero percent, five percent and ten percent rates set by the Securities and Exchange Commission and are not intended to forecast possible future appreciation, if any, of the Common Stock price. There can be no assurance that such potential realizable values will not be more or less than indicated in the table above.

         (2) On July 4, 1996, Mr. Grable was granted an option to purchase 22,883 shares of common stock pursuant to the Company's incentive stock option plan.

         (3) On July 4, 1996, Mrs. Grable was granted an option to purchase 22,883 shares of common stock pursuant to the Company's incentive stock optionplan.

         (4) On July 4, 1996, Mr. Schwartz was granted an option to purchase 22,883 shares of common stock pursuant to the Company's incentive stock option plan.

      Fiscal Year-End Option Values. The following table sets forth certain information concerning the number and value of securities underlying exercisable and unexercisable stock options as of the fiscal year ended June 30, 1997 by the Name Executive Officers.

                          Fiscal Year End Option Values

                                           Value of
                                           In-The-Money
                                           Options
                          Number of        at Fiscal
                          Underlying       Year End($)     Number of                  Value of
                          Securities       Exercised/      Options at                 Underlying
                          Options/SARs     Unexercised     Fiscal Year End(#)         Securities
                          Unexercised      Realized        Exercisable/               Exercisable/
Name                      (#)               ($)            Unexercisable              Unexercisable
--------------------------------------------------------------------------------------------------
Richard J. Grable          82,515           $216,549          22,883/0                        0

Linda B. Grable            82,515           $216,549          22,883/0                        0

Allan L. Schwartz               0                  0         130,410/0                 $189,032

Peter S. Knezevich         95,669           $257,810          12,225/0                        0


Employment Agreements

         The Company entered into five-year employment agreements with each of Mr. Richard J. Grable and Mr. Allan L. Schwartz and Mrs. Linda B. Grable beginning July 6, 1994. Pursuant to the terms of the employment agreements, the annual salaries during the Company's development stage are as follows: Richard
J. Grable: $250,000; Linda B. Grable: $78,000; on January 15, 1997, Ms. Grable's salary was increased to $104,000; and, Allan L. Schwartz: $104,000. During the Company's operational stage the salary of Allan L. Schwartz will increase to $156,000. In addition, each employment agreement provides for bonuses, health insurance, car allowance, and related benefits, and a cost of living adjustment of 7% per year. The bonuses are 5% of the adjusted consolidated net earnings of the Company; no bonuses have been paid. Richard J. Grable receives a royalty bonus based on sales of the CTLM device. The Company entered into an employment agreement with Peter S. Knezevich on June 16, 1997, for a salary of $95,000 per year.

Stock Option Plans

         The Company has established an incentive stock option plan, as defined by Section 422, Internal Revenue Code of 1986. For the fiscal year ended June 30, 1997, all of the executive officers were participants in this plan, except for Mr. Knezevich.

                                   PROPOSAL 2

               RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

         The Board of Directors has appointed Margolies, Fink and Wichrowski CPA as independent public accountants of the Company with respect to its operations for the fiscal year 1998, subject to ratification by the holders of Common Stock of the Company. The firm has audited the Company's financial statements since 1994. Representatives of the firm are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

         There will be presented at the Annual Meeting a proposal for the ratification of this appointment, which the Board of Directors believes is advisable and in the best interests of the stockholders. If the appointment of Margolies, Fink and Wichrowski, CPA is not ratified, the matter of appointment of independent public accountants will be considered by the Board of Directors.

         The Board of Directors of the Company recommends a vote FOR the appointment of Margolies, Fink and Wichrowski, CPA as the Company's independent accountants for the fiscal year ending June 30, 1998.

OTHER MATTERS

         The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.



                       By Order of the Board of Directors


                       /s/ Allan L. Schwartz
                      ---------------------------
                           Allan L. Schwartz
                           Secretary

                                   APPENDIX A

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                    PROXY SOLICITED BY THE BOARD OF DIRECTORS
                     FOR THE ANNUAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON OCTOBER 15, 1997

      The undersigned hereby appoints Richard J. Grable and Allan L. Schwartz and each of them, as attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of stock of Imaging Diagnostic Systems, Inc. which the undersigned may be entitled to vote at the Annual Meeting of Stockholders of Imaging Diagnostic Systems, Inc. to be held at Sheraton Suites, located at 311 N. University Dr., Plantation, Florida, on October 15, 1997, at 9:00 a.m., local time, ant at any and all continuations and adjournments thereof, with all powers that the undersigned would possess if personally sent, upon and in respect of the following matters and in accordance with the following instructions, with discretionary authority as to any and all other matters that may properly come before the meeting.

                  (Continued, and to be signed on the other side)

                                             Please mark your votes as this [X]

UNLESS A CONTRARY DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED FOR THE NOMINEES LISTED IN PROPOSAL 1 AND FOR PROPOSAL 2 AS MORE SPECIFICALLY DESCRIBED IN THE PROXY STATEMENT. IF SPECIFIC INSTRUCTIONS ARE INDICATED, THIS PROXY WILL BE VOTED IN ACCORDANCE THEREWITH.


                                                 FOR             WITHOLDER FOR

PROPOSAL 1: To elect three (3) directors [ ] [ ] to hold office until the 1998 Annual Meeting of Stockholders.

Nominees:         Richard J. Grable, Linda B. Grable, and Allan L. Schwartz

Instruction: To withhold authority to vote for any nominee, write the nominee's name in the space provided below.
----------------------------------------------------

PROPOSAL 2: To ratify selection of               FOR       AGAINST     ABSTAIN
Margolies, Fink and Wichrowski CPA,              [  ]      [  ]        [  ]
as independent public accountants
of the Company for its fiscal
year ending June 30, 1998.

I PLAN TO ATTEND THE MEETING                     [  ]

Please sign exactly as your name appears hereon. If the stock is registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians and attorney-in-fact should add their titles. If signer is a corporation, please give full corporate name and have a duly authorized officer, stating title. If signer is a partnership, please sign in partnership name by authorized person.

Signature____________________________________ Date________________ PLEASE VOTE,
DATE AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED RETURN ENVELOPE WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES.

                                INDEX TO EXHIBITS

EXHIBIT                   DESCRIPTION                                SEQUENTIAL
                                                                     PAGE NUMBER

3.1      Articles of Incorporation (Florida)- Incorporated by reference to
         Exhibit 3(a) of the Company's Form 10-KSB for the fiscal year ending June 30, 1995.

3.2 Amendment to Articles of Incorporation (Designation of Series A Convertible Preferred Shares) - Incorporated by reference to Exhibit 3.(i).6 of the Company's Form 10-KSB for the fiscal year ending June 30, 1996. File number 033-04008.3.3 Amendment to Articles of Incorporation (Designation of Series B Convertible Preferred Shares). Incorporated by reference from Registration statement on Form S-1 Dated July 1997.

3.4 Amendment to Articles of Incorporation (Designation of Series C Convertible Preferred Shares). Incorporated by reference from Form 8-k dated October 15, 1997,

3.5 Amendment to Articles of Incorporation (Designation of Series D Convertible Preferred Shares). Incorporated by reference from Form 8-k dated January 12, 1998.

3.6 Amendment to Articles of Incorporation (Designation of Series E Convertible Preferred Shares). Incorporated by reference from Form 8-k dated February 19,1998.

3.7 Amendment to Articles of Incorporation (Designation of Series F Convertible Preferred Shares). Incorporated by reference from Form 8-k dated March 6, 1998.

3.8 Amendment to Articles of Incorporation (Designation of Series H Convertible Preferred Shares). Incorporated by reference to the Company's Registration Statement on Form S-2 File Number 333-59539.

3.9      Certificate of Dissolution - is incorporated by reference to Exhibit
         (3)(a) of the Company's Form 10-KSB for the fiscal year ending June 30, 1995.

3.10 Articles of Incorporation and By- Laws(New Jersey) -are incorporated by reference to Exhibit 3 (i) of the Company's Form 10-SB, as amended, file number 0-26028, filed on May 6, 1995 ("Form 10-SB").

3.11     Certificate and Plan of Merger - is incorporated by reference to
         Exhibit 3(i) of the Form 10-SB.

3.12 Certificate of Amendment is incorporated by reference to Exhibit 3(i) of the Form 10-SB.

4.1 Instruments Defining the Rights of Security Holders Designation of Series B Convertible Preferred Shares. See Exhibit 3.3, above.

4.2 Instruments Defining the Rights of Security Holders Designation of Series C Convertible Preferred Shares. See Exhibit 3.4, above).

4.3 Instruments Defining the Rights of Security Holders Designation of Series D Convertible Preferred Shares. See Exhibit 3.5, above).

4.4 Instruments Defining the Rights of Security Holders Designation of Series E Convertible Preferred Shares. See Exhibit 3.6, above).

EXHIBIT                   DESCRIPTION                                SEQUENTIAL
                                                                     PAGE NUMBER

4.5 Instruments Defining the Rights of Security Holders Designation of Series F Convertible Preferred Shares. ( See Exhibit 3.7, above).

4.6 Instruments Defining the Rights of Security Holders Designation of Series H. See Exhibit 3.8, above

5        Legal opinion of Rebecca J. Del Medico, Esq.

10.1 Form of Subscription Agreement by and between Imaging Diagnostic Systems, Inc.and Alfred Ricciardi. Incorporated by reference to the Company's Registration Statement on Form S-2 File Number 333-59539.

10.2 Patent Licensing Agreement. Incorporated by reference to the Company's Registration Statement on Form S-2 File Number 333-59539.

10.3     Incentive Stock Option Plan - is incorporated by reference to
         Exhibit 10(b) of the Form 10-SB.

10.4 Employment Agreement(s) for Richard J. Grable, Allan L. Schwartz and Linda B. Grable are incorporated by reference to Exhibit 10(c) of the Form 10-SB.

10.5 Lock Up Agreement By and Between The Company and Richard J. Grable, Linda B. Grable, and Allan L. Schwartz, is incorporated by reference to
         Exhibit 10.5 of the Company's Form 10-KSB for the fiscal year ending June 30, 1996. File number 033-04008.

10.6     Form of Series F Preferred Stock Subscription Documents.

10.7     Form of Series H Preferred Stock Subscription Documents.

24.1 Consent of Rebecca J. Del Medico, Esq. included in the opinion filed as Exhibit 5 hereto.

24.2     Consent of Independent Certified Public Accountants.
         Accountants.